Form 20-F
period 2024-06-30
ALTA GLOBAL GROUP LTD
filed 2024-10-31
CIK 1981519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _______ to _________

Commission file number: 001-41978

ALTA GLOBAL GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive offices)

Nick Langton

Chief Executive Officer

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Jeffrey J. Fessler, Esq.

Seth A. Lemings, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

Telephone: (212) 653-8700

Facsimile: (212) 653-8701

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	MMA	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares as of June 30, 2024 was 10,282,686 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Alta,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Alta Global Group Limited and its subsidiaries.

Financial Statements

The consolidated financial statements cover Alta Global Group Limited as a Group consisting of Alta Global Group Limited and the entities it controlled at the end of, or during, the year ended June 30, 2024. The consolidated financial statements are presented in AUD or A$ dollars, which is Alta Global Group Limited’s presentation currency. We prepared our annual consolidated financial statements for fiscal years ended June 30, 2024, 2023 and 2022 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2024, 2023 and 2022 is stated in dollars, our presentation currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report.

Alta Global Group Limited is incorporated and domiciled in Australia. The Company’s ordinary shares, no par value (“Ordinary Shares”) are listed on the NYSE American under the trading ticker “MMA.” Alta Global Group Limited’s registered office and principal place of business are:

Registered office	Principal place of business
Wimp 2 Warrior LLC	Level 1, Suite 1, 29-33 The Corso
8 The Green, Ste R	Manly, New South Wales 2095
Dover, DE 19901	Australia

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2024,” “fiscal year 2023” and “fiscal year 2022,” relate to our fiscal year ended on June 30 of that calendar year.

Corporate Events

On March 27, 2024, the registration statement on Form F-1 (File No 333-275618) relating to our initial public offering (“IPO”) of our Ordinary Shares was declared effective by the Securities Exchange Commission (“SEC”). On April 2, 2024, we closed our IPO, pursuant to which we issued and sold 1,300,000 Ordinary Shares. See “Item 4. Information on the Company” for additional information.

As of June 30, 2024, we had a total of 10,282,686 Ordinary Shares issued and outstanding.

Market Share and Other Information

This annual report includes market, economic and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. We do not intend, and do not assume any obligations, to update industry or market data set forth in this annual report. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this annual report and estimates based on such data may not be reliable indicators of future results.

ii

Rounding

Amounts in this annual report have been rounded off to the nearest dollar.

Presentation Currency and Exchange Rates

The functional currency and presentational currency of Alta Global Group Limited is Australian dollars. Foreign currency amounts are translated into the presentation currency in the manner described in Note 2 to our audited financial statements for the year ended June 30, 2024, included in this annual report on Form 20-F.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to publicly traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our Ordinary Shares, including Ordinary Shares represented by warrants, held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during any three-year period.

iii

Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this annual report, including matters discussed under “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and in other sections of this annual report. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this annual report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

●	our goals and strategies, including with respect to the development and expansion of our business;

●	our capital commitments and/or intentions with respect to our business, including the sufficiency of our liquidity and capital resources;

●	the nature and extent of future competition in our industry and in the markets in which we operate or plan to operate;

●	the price of, and our ability to successfully integrate, any acquired businesses;

●	the expected cash flows from our business; and

●	our planned capital expenditures.

All forward-looking statements speak only as of the date of this annual report on Form 20-F. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this annual report are reasonable, we cannot assure you that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this annual report. This annual report also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Ordinary Shares is subject to a number of risks. You should carefully consider the following risk factors, which should be read in conjunction with all the other information presented in this annual report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not know about or currently think are immaterial may also impair our business operations. Any of the following risks, if they occur, could materially and adversely affect our business, results of operations, financial condition, and cash flows.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

Risks Related to Our Financial Position and Need for Additional Capital

●	we will require substantial capital to finance our operations, which may not be available to us on acceptable terms, or at all;

●	we have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future;

●	we have disclosed that there is substantial doubt about our ability to continue as a going concern. We will require additional capital in order to execute our business plan and continue the operation of our business. Any capital-raising transaction we are able to complete may result in substantial dilution to our existing shareholders. Our auditors have issued an audit report that contains an explanatory paragraph regarding the Company’s ability to continue as a going concern and their opinion is not modified with respect to this matter;

Risks Related to Our Business

●	changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business;

●	our in-gym programming has been and may in the future be materially impacted by the ongoing COVID-19 pandemic, and could be impacted by similar events in the future;

●	our ability to generate revenue, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

●	we rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business;

●	the unauthorized disclosure of sensitive or confidential client or customer information could harm our business and standing with our clients and customers;

●	we may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights;

●	exchange rates may cause fluctuations in our results of operations;

●	our partner gyms could take actions that harm our business;

●	our success depends substantially on the value of our brand;

●	we rely on contracts and relationships and a termination of any such contract or relationship may have a material adverse effect on our business;

●	our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business;

●	we are subject to a number of risks related to automated clearing house, or ACH, credit card and debit card payments we accept;

●	our partner gyms may be unable to attract and retain members, which may materially and adversely affect our business, results of operations and financial condition;

●	if we are unable to identify and secure suitable partner gyms, our revenue growth rate and profits may be negatively impacted;

●	we and our partner gyms could be subject to claims related to health and safety risks;

●	if we are unable to retain our key employees, we may not be able to successfully manage our business and pursue our strategic objectives;

●	use of social media may adversely impact our reputation or subject us to fines or other penalties;

●	We are subject to international tax regulations;

●	We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

●	The markets in which we operate are highly competitive;

●	we may be unsuccessful in any strategic acquisitions and investments, and we may pursue acquisitions or investments for their strategic value in spite of the risk of lack of profitability;

●	we are subject to risks associated with operating in international markets;

●	we may not be able to attract and retain key professional fighters or coaches;

●	our expansion into new markets may present increased risks due to our unfamiliarity with the area, different rules and regulations and challenging operating environments;

●	Our MMA Final Fight Night events are subject to governmental and state athletic commission regulation;

●	risks related to government regulation;

Risks Related to Our Securities

●	we are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors;

●	if we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired;

●	We will incur increased costs as a result of having become a listed public company;

●	The market price of our Ordinary Shares could fluctuate significantly, and you could lose all or part of your investment;

●	The market price of our Ordinary Shares could be adversely affected by future sales and distributions of our Ordinary Shares or the perception that such sales and distributions may occur;

●	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline;

●	we may issue additional Ordinary Shares in the future, which may dilute our existing shareholders, and we may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders;

●	we are not likely to issue dividends for the foreseeable future;

●	as a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain NYSE American requirements applicable to domestic issuers;

●	as a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer;

●	we may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses;

●	our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders;

●	the NYSE American may delist our Ordinary Shares from trading on its exchange, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions;

●	Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests;

●	anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult; and

●	you will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

Risks Related to Our Financial Position and Need for Additional Capital

We will require substantial capital to finance our operations, which may not be available to us on acceptable terms, or at all.

We will require further funding to support our ongoing activities and operations. There can be no assurance that such funding will be available on satisfactory terms or at all. Any inability to obtain funding will adversely affect our business and financial condition and consequently our performance. We may seek to raise further funds through equity or debt financing, joint ventures or other means. There can be no assurance that additional financing will be available when needed or, if available, that the terms of such financing will be favorable to us, which may result in substantial dilution to our shareholders.

We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred loss after tax of A$14,408,346 and A$20,597,436 for fiscal year 2024 and fiscal year 2023, respectively, and may continue to incur net losses in the future. Our historical operating losses were reflective of non-cash operating expenses including the interest component of the convertible notes and the fair value movement in the derivative liability of our convertible notes. The interest component of the convertible notes was A$3,207,498 and A$4,420,224 for fiscal year 2024 and 2023, respectively. The fair value movement in the derivative liability of our convertible notes was a gain of A$3,400,685 and a loss of A$6,870,729 for fiscal year 2024 and 2023, respectively. All convertible notes were redeemed or converted for the period ended June 30, 2024 and looking forward into future financial years will not be a component of operating losses. We expect our operating expenses to increase in the future as we grow our business, continue our sales and marketing efforts related to our products, platform and programs, invest in research and development, expand our operating infrastructure, add content and features to our platform, expand into new geographies, and develop new products. We will also incur operating expenses in connection with legal, accounting, and other fees related to operating as a public company listed on a U.S. exchange. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand of our product and services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the COVID-19 pandemic, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability, which may have a material adverse effect on the trading price of our Ordinary Shares.

We have disclosed that there is substantial doubt about our ability to continue as a going concern. We may require additional capital in order to execute our business plan and continue the operation of our business. Any capital-raising transaction we are able to complete may result in substantial dilution to our existing shareholders. Our auditors have issued an audit report that contains an explanatory paragraph regarding the Company’s ability to continue as a going concern and their opinion is not modified with respect to this matter.

As a result of our loss after tax, net cash outflows from operating activities, net asset and net current asset position, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended June 30, 2024 that raises substantial doubt about our ability to continue as a going concern. The conditions giving rise to this uncertainty and our plan with respect to this uncertainty are disclosed in Note 3 to our consolidated financial statements appearing at the end of this report. If we are unable to obtain sufficient funding, we could be forced to delay, reduce or eliminate our product development programs or future research and development efforts, our financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. After the date of this annual report, future financial statements may continue to disclose substantial doubt about our ability to continue as a going concern, which could cause investors or other financing sources to be unwilling to provide additional funding to us on commercially reasonable terms or at all. Any capital raising transaction we are able to complete may result in substantial dilution to our existing shareholders, require us to relinquish significant rights, or restrict our operations.

Risks Related to Our Business

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of martial arts and combat sports. Our success depends on our ability to offer premium in-gym products and services and content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of services facilitated by technological developments in the delivery of martial arts and combat sports instruction and content. Changes in consumers’ tastes or a change in the perception of our brands and business partners could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of in-gym products and services and content creation or distribution, could result in reduced demand for our services and content offerings or those of our clients, which could have an adverse effect on our business, financial condition and results of operations.

Our in-gym programming has been and may in the future be materially impacted by the ongoing COVID-19 pandemic and could be impacted by similar events in the future.

The COVID-19 pandemic continues to impact worldwide consumer behavior and economic activity. A public health pandemic such as the COVID-19 pandemic poses the risk that we or our employees, in-gym partner gyms, in- gym members, suppliers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns, travel restrictions, social distancing requirements, stay at home orders and advisories and other restrictions that may be suggested or mandated by governmental authorities. The COVID-19 pandemic may also have the effect of heightening many of the other risks described elsewhere in this annual report, such as those relating to our growth strategy, international operations, our ability to attract and retain members, our supply chain, health and safety risks to participants in our in-gym programs, loss of key employees and changes in consumer preferences, as well as risks related to our ability to generate sufficient cash to operate as a going concern.

The duration of the COVID-19 pandemic and the extent of its impact remains highly uncertain and difficult to predict. However, the continued spread of the virus and the measures taken in response to it, particularly in Australia and New Zealand, have disrupted our operations and have adversely impacted our in-gym membership programming, resulting in the cancellation of a significant number of pre-filled programs, creating a need to re-adjust our fiscal year 2021 revenue. In response, in 2020 we embarked on a stringent project of cost control and retention of core talent that were able to create a six month operating runway during a period in which we recognized zero revenues. Our partner gyms began reopening in 2021 as local guidelines allowed, and as of June 30, 2023 all of our in-gym partner gyms were open and operating. As the COVID-19 pandemic continues to impact areas in which we and our in-gym partners operate, certain of our licensees have had to re-close, and additional in-gym partner gyms may have to re-close, pursuant to local guidelines. In-gym members have generally not and will not be charged membership dues while their gyms are temporarily closed and are typically credited for any membership dues paid for periods when their gym is closed due to the COVID-19 pandemic. Compared to the periods prior to the COVID-19 pandemic, we have experienced and may in the future experience decreased new licensee enrollments, in part as a result of the COVID-19 pandemic. In addition, as a result of the COVID-19 pandemic, we experienced, and may in the future experience, a decrease in our net in-gym membership base compared to in-gym membership levels in March 2020, and the COVID-19 pandemic may have an ongoing impact on consumer behavior.

Further, the constantly evolving nature of the COVID-19 pandemic and the emergence of new variants of coronavirus have negatively impacted, and may in the future negatively impact, our operating results. The significance of the ultimate operational and financial impact to us will depend on how long and widespread the disruptions caused by the COVID-19 pandemic, and the corresponding response to contain the virus and treat those affected by it, prove to be.

Our ability to generate revenue is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer spending. Many factors related to discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, and tax laws that impact individuals and inflation can significantly impact our operating results. While consumer spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recessions. There can be no assurance that consumers will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting on our operating results and growth. A prolonged period of reduced consumer spending could have an adverse effect on our business, financial condition, and results of operations.

We rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business.

We rely on technology, such as our information systems, content distribution systems and payment processing systems, to conduct our business. This technology is vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners, and vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

While we have taken steps to protect our confidential and personal information and that of our clients and other business relationships and have invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach may require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including, but not limited to, the payment of fines. Although we are in the process of obtaining an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

In addition, our use of technology systems presents the potential for further vulnerabilities. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial-of-service attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing, and swatting. While we have internal policies in place to protect against these vulnerabilities, we can make no assurances that we will not be adversely affected should one of these events occur.

Unauthorized disclosure of sensitive or confidential client or customer information could harm our business and standing with our clients and customers.

The protection of our client, customer, employee, and other Company data is critical to us. We collect, store, transmit, and use personal information relating to, among others, our clients, employees, consumers, and event participants. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential client and customer information. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of client or customer information, whether by us or our third-party service providers, could damage our reputation, result in the loss of clients and customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations, and harm our business. In addition, as a result of recent security breaches, the media and public scrutiny of information security and privacy has become more intense. As a result, we may incur significant costs to change our business practices or modify our service offerings in connection with the protection of personally identifiable information.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks, tradenames and other intellectual property rights are critical to our success and our competitive position. Our intellectual property rights may be challenged and invalidated by third parties. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we are susceptible to others infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect such intellectual property. While we believe we have taken, and take in the ordinary course of business, appropriate available legal steps to reasonably protect our intellectual property, we cannot predict whether these steps will be adequate to prevent infringement or misappropriation of these rights.

From time to time, in the ordinary course of our business, we may become involved in opposition and cancellation proceedings with respect to some of our intellectual property or third-party intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly, time-consuming and may damage our reputation. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain non-infringing intellectual property (such as through a license which may not be available to us on commercially reasonable terms, or at all), it may adversely affect our business and financial condition.

Exchange rates may cause fluctuations in our results of operations.

Because we derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the Australian dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results.

Our partner gyms could take actions that harm our business.

Our partner gyms are contractually obligated to operate their gyms in accordance with the operational, safety and health standards set forth in our agreements with them. However, partner gyms are independent third parties and their actions are outside of our control. In addition, we cannot be certain that our partner gyms will have the business acumen or financial resources necessary to operate successful gyms in their approved locations. Our partner gyms own, operate and oversee the daily operations of their gyms. As a result, the ultimate success and quality of any partner gym rests with the partner gym itself. If our partner gyms do not successfully operate gyms in a manner consistent with required standards and comply with local laws and regulations, our brand image and reputation could be harmed, which in turn could adversely affect our results of operations and financial condition.

Moreover, although we believe we generally maintain positive working relationships with our partner gyms, disputes with partner gyms could damage our brand image and reputation and our relationships with our partner gyms, generally.

Our success depends substantially on the value of our brand.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brand, our partner gyms’ connection to our brand and maintaining a positive relationship with our partner gyms. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationships with our partner gyms, our growth strategies, our development efforts or the ordinary course of our, or our partners’, businesses. Other incidents that could be damaging to our brand may arise from events that are or may be beyond our ability to control, such as:

●	actions taken (or not taken) by one or more of our partner gyms or their employees relating to health, safety, welfare or otherwise;

●	data security breaches or fraudulent activities;

●	litigation and legal claims;

●	third-party misappropriation, dilution or infringement of our intellectual property; and

●	illegal activity targeted at us or others.

Consumer demand for our products and services and our brand’s value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our business, which may result in fewer memberships and, which, in turn, could materially and adversely affect our results of operations and financial condition.

We rely on contracts and relationships and a termination of any such contract or relationship may have a material adverse effect on our business.

We rely on business relationships with our partner gyms, including UFC Gym, our coaches, and Alta ambassadors. A principal component of our marketing program has been to partner with high-profile marketing partners to help us extend the reach of our brand. Although we have partnered with several well-known partners, we may not be able to attract and partner with new marketing partners in the future. In addition, if the actions of our partners damage their reputation, our partnerships may be less attractive to our current or prospective members. Any of these failures by us or our partners could adversely affect our business and revenues. In addition, the termination, variation and non-renewal of contracts may have a material adverse effect on our financial performance, financial position and/or reputation.

While some of our long-standing customer relationships are governed by a license agreement, most of our customer relationships are governed through the acceptance of our terms and conditions at the trainalta.com website.

Our existing form of license agreement, in which we act as a principal, is a revenue share arrangement, such that both parties share in each other’s success. There are no exclusivity provisions contained in our license agreement and our partner gyms have no right to reduce or limit their performance under the agreement. Either party may terminate the license upon written notice to the other party. If the agreement is terminated in this manner, the termination will take effect after the completion of the relevant series and the series finale, but prior to a new series beginning. Additionally, we may terminate the agreement upon written notice, with immediate effect, upon certain conduct by the partner gym. If the license is not terminated, it will expire ten years from the commencement date of the agreement. For more information relating to the key terms of each of our product offerings, please refer to the Business section.

New consumers subscribing for the 20-week Warrior Training Program or UFC Fit must accept our terms and conditions, which do not contain exclusivity provisions and provide no right for the consumer to reduce or limit performance under the agreement. The consumer can terminate the agreement prior to the start of the program but not once the program has commenced. Similarly, partner gyms that provide the 20-week Warrior Training Program or UFC Fit must accept our terms and conditions, which do not contain exclusivity provisions and provide no right for the partner gym to reduce or limit performance under the agreement. Either party may terminate this agreement upon written notice to the other party. If the agreement is terminated in this manner, the termination will take effect after the completion of the relevant series and the series finale, but prior to a new series beginning.

For gym academy memberships, there are no exclusivity provisions and no rights for the consumer or the partner gym to reduce or limit performance under the agreement. Either party may terminate this Agreement upon written notice to the other party.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Over the past several years, we have experienced growth in our business activities and operations, including an increase in the number of partner gyms. Our past expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage our growth effectively may harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management’s attention, and we may not realize a return on our investment. In addition, we believe the culture we foster at our and our partner gyms is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as we continue to grow our business. Our failure to successfully execute on our planned expansion of partner gyms could materially and adversely affect our results of operations and financial condition.

We are subject to a number of risks related to automated clearing house, or ACH, credit card and debit card payments we accept.

We accept payments through ACH, credit card and debit card transactions. For ACH, credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our memberships, which could cause us to lose members, or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards, debit cards or bank accounts on a timely basis or at all, we could lose membership revenue, which may materially harm our operating results.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH transactions or on any major credit or debit card may significantly impair our ability to operate our business.

Our partner gyms may be unable to attract and retain members, which may materially and adversely affect our business, results of operations and financial condition.

Our target market consists of those seeking regular exercise and those new to martial arts and combat sports. The success of our business depends on our and our partners’ ability to attract and retain members. Our and our partner gyms’ marketing efforts may not be successful in attracting members and membership levels may materially decline over time, especially at partner gyms in operation for an extended period of time. Members may cancel their memberships at any time after giving proper advance written notice, subject to an initial minimum term applicable to certain memberships. We may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain membership levels. Some of the factors that could lead to a decline in membership levels include changing desires and behaviors of consumers or their perception of our brand, changes in discretionary spending trends and general economic conditions, market maturity or saturation, a decline in our ability to deliver quality services at competitive prices, direct and indirect competition in our industry, and a decline in the public’s interest in health and fitness, among other factors. In order to increase membership levels, we may from time to time offer promotions. If we and our partner gyms are not successful in optimizing price or in adding new memberships, our business may suffer. Any decrease in our average dues or fees or higher membership costs may adversely impact our results of operation and financial condition.

If we are unable to identify and secure suitable partner gyms, our revenue growth rate and profits may be negatively impacted.

To successfully expand our business, we must continue to identify and secure gyms to partner with to offer our products and services. In addition to finding gyms with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. Our competitors could copy our format, or we could be forced to pay significantly higher costs to partner gyms. As we increase our number of partner gyms, we may also partner with gyms in higher-cost geographies, which could entail greater costs. We may require higher operating margins to produce the level of return we expect. Failure to provide our anticipated level of return could adversely affect our results of operations and financial condition.

We and our partner gyms could be subject to claims related to health and safety risks.

Use of our partner gyms may pose potential health and safety risks to members through the use of our products and services and our partner gyms’ facilities, including exercise and martial arts and combat sports equipment. Although participants sign waivers prior to using our products and services, and though our partner gyms carry insurance for the risks associated with our products and services, claims might be asserted against us and our partner gyms for injuries suffered by or death of members or guests while exercising and using the facilities at our partner gyms. We may not be able to successfully defend such claims. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. Depending upon the outcome, these matters may have a material adverse effect on our results of operations, financial condition and cash flows.

If we are unable to retain our key employees and/or hire additional qualified employees, we may not be able to successfully manage our businesses and pursue our strategic objectives.

We are highly dependent on the services of our senior management team, including our Chief Executive Officer, and other key employees at our corporate headquarters. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could adversely affect our operating efficiency and financial condition.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons. Negative commentary about us may be posted on social media platforms at any time and may harm our reputation or business. Consumers value readily available information about gyms and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our brand or business, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our partner gym locations. We also use social medial platforms as marketing tools, such as Facebook and Instagram accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our partners or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our and our partners’ business, financial condition and results of operations or subject us to fines or other penalties.

We are subject to international tax regulations.

It is expected that a substantial amount of our future revenues will be derived from sales activities in foreign jurisdictions. Recent changes in the global tax environment focusing on the prevention of tax leakage will require us to have sophisticated systems in place to identify the jurisdictions in which we will be subject to tax and the correct allocation of taxable income across those jurisdictions. As we have operations and employees in foreign jurisdictions, there is a risk that we may have a permanent establishment or, depending on the structure used, controlled foreign subsidiaries. Accordingly, our foreign operations may give rise to foreign tax liabilities including employment tax obligations which may require registrations with the local tax authorities, payment of income tax and withholding obligations. In some cases, there may be an attribution of the income from the foreign jurisdiction to the Australian entity which could give rise to Australian tax liabilities. In addition, our foreign operations may give rise to a transfer pricing risk if we have foreign related entities and any dealings between the Australian entities and the foreign entities are not at arm’s length.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations that other martial arts and combat sports providers offer, it may lead to a loss of clients subscribing for our content. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition, and results of operations.

The markets in which we operate are highly competitive.

We face competition from studio fitness concepts, full-service health clubs; racquet, tennis, country and other athletic clubs, value focused health clubs, at-home fitness offerings, including digital fitness content and from other forms of entertainment and leisure activities in a rapidly changing and increasingly fragmented environment. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our business which could have an adverse effect on our business, financial condition, and results of operations.

We may be unsuccessful in any strategic acquisitions and investments, and we may pursue acquisitions or investments for their strategic value in spite of the risk of lack of profitability.

We may face uncertainty in connection with acquisitions and investments. To the extent we choose to pursue certain investment or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates or investments our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors. Additionally, we may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments may not be profitable, but may be of strategic value to us. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We are subject to risks associated with operating in international markets.

We are subject to risks associated with operating in international markets including, but not limited to:

●	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

●	limitations on the enforcement of intellectual property rights;

●	adverse tax consequences;

●	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries; and

●	difficulties in managing operations due to distance, language and cultural differences.

We may not be able to attract and retain key professional fighters or coaches.

Our business is dependent upon identifying, recruiting and retaining highly regarded professional fighters and coaches to develop, promote and teach our products and services. We may not be able to attract and retain key professional fighters or coaches due to, among other things, competition for the same fighters or coaches. Our inability to recruit and retain professional fighters or coaches could adversely affect our operating results and have a material adverse effect on our business.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area, different rules and regulations and challenging operating environments.

We may expand our operations to geographic areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our services to be less successful than in existing markets. Expanded operations into new markets may not generate the same level of revenues and may result in higher operating expenses. There is no guarantee that we will be successful in further expanding our operations and our inability to do so may result in a material adverse effect on our business, financial condition and results of operations.

Our MMA Final Fight Night events are subject to governmental and state athletic commission regulation.

Our MMA Final Fight Night events are subject to regulation by governmental entities and state athletic commissions within the jurisdiction of such events. If we operate an MMA Final Fight Night event, we will be responsible for adhering to all government sanctioning requirements and safety protocols that apply to such an event. If our partner gyms operate an MMA Final Fight Night event, they will have the same responsibility. If we or our partner gyms fail to adhere to all regulations and protocols, we may be subject to disciplinary action from the relevant governing body, which may include cancellation of registration, suspension of registration or a written warning. For example, in Sydney NSW, the Combat Sports Authority of NSW regulates combat sports in accordance with the Combat Sports Act 2013 (the “Act”), the Combat Sports Regulation 2014 and the rules made under section 107 of the Act. The objectives of the Act are to promote the health and safety of combat sport contestants, promote the integrity of combat sport contests, regulate combat sport contests on a harm minimization basis and promote the development of the combat sport industry. Persons engaging or participating in combat sports must be registered under the Act in the appropriate Combatant, Promoter or Industry Participant registration class.

Risks Related to Government Regulation

We provide services in various jurisdictions abroad, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

●	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

●	more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

●	limitations on the enforcement of intellectual property rights;

●	enhanced difficulties of integrating any foreign acquisitions;

●	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

●	adverse tax consequences;

●	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

●	limitations on technology infrastructure;

●	variability in venue security standards and accepted practices; and

●	difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost—efficient basis.

We and our partner gyms are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, and various other laws in Australia, the United States and Europe governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and our partners’ employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases.

Our partner gyms are responsible for compliance with state laws that regulate the relationship between martial arts and combat sports clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a club closes or relocates, or preclude automatic membership renewals.

Many of the states where our partner gyms operate have health and safety regulations that apply to martial arts and combat sports clubs.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our, or our partners’, businesses are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry Organization and the NACHA. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information in various locations around the world, including the E.U. In Australia, the collection, use, storage and disclosure of personal and sensitive information is governed by the Privacy Act 1988 (Cth) (“Privacy Act”) and the Australian Privacy Principles contained at Schedule 1 of the Privacy Act (“Australian Privacy Principles”). Failures or breaches of data protection systems can result in reputational damage, regulatory impositions (such as for breaches of the Privacy Act or Australian Privacy Principles) and financial loss, including claims for compensation by customers or penalties by the Australian telecommunications regulators or other authorities. As a result, our business is subject to complex and evolving Australian, U.S. and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business, directing business to any person, or securing any improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate adjacent to industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, managers, or other business partners or representatives could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise. Any actual or alleged violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions, any of which could have a material adverse effect on our reputation, as well as our business, financial condition, results of operations and prospects. Responding to any investigation or action would also likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions, including sanctions arising from the conflict involving Russia and Ukraine. We cannot guarantee that our efforts to remain in compliance with sanctions requirements will be successful. Any violation of sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

The various regulations set out above have not materially impacted or affected the offering of our four core products: the Warrior Training Program, UFC Fit Program, Alta Academy and the Alta Community.

Risks Related to Our Securities

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our IPO, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares held by non-affiliates exceeds US$700 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may, in the future, elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that, beginning with this annual report for the year ending June 30, 2024, our management must assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided to us by virtue of being a foreign private issuer and emerging growth company, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we lose our emerging growth company status.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We have commenced the process of reviewing and improving our internal controls over financial reporting for compliance with Section 404(a) of the Sarbanes Oxley Act. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors and employees, entail substantial costs in order to modify our existing accounting systems, take significant periods of time to complete, and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

As of the date of this filing, we have identified deficiencies in our internal controls that are deemed to be a material weakness. The matters involving internal controls and procedures that our management considered to be a material weakness under the standards of the United States Public Company Accounting Oversight Board (“PCAOB”) were (1) the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and (2) the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB. Consequently, we have determined there is a material weakness in our internal control over financial reporting.

Although this material weakness did not result in material adjustments to the financial statements, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls. We are still in the process of remediating these control weaknesses.

In order to remediate the identified material weaknesses, group finance continues to enhance the finance and reporting function with the support of the Audit and Risk Committee, whose primary purpose is to assist the Board in overseeing the integrity of the Company’s financial statements, compliance with legal and regulatory requirements, the Company’s independent registered auditors’ qualifications and independence, and the performance of the Company’s independent registered auditors, and the design and implementation of the Company’s internal audit function.

In addition, we plan to further remediate the identified material weaknesses by implementing and enhancing the following controls:

●	Delegation of authority, documenting stringent controls throughout the business. This will be reviewed by the Board on an annual basis, or more frequently if there are significant changes in the business.

●	Continue to upgrade our financial reporting close process. This process will include enhancing the monthly review process performed by both the CFO and CEO, and formal reporting to the Board.

●	Documenting our internal control policies and procedures and designing an education process for the entire Company to ensure policies and procedures are understood and adhered to by all.

●	Establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

In support of the above, we intend to enhance the finance and accounting function with additional key hires with relevant skills and continuing professional education of all staff.

If we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the NYSE American.

We will incur increased costs as a result of having become a listed public company.

As a listed public company, we incur legal, accounting, insurance and other expenses that would not be incurred by a private company, including costs associated with public company reporting requirements. We are an Australian public company and will incur costs in order to comply with the Corporations Act requirements for financial reporting. The Corporations Act reporting standards differ in certain significant respects from generally accepted accounting principles in the United States.

We also have incurred and will incur costs associated the Exchange Act, the Sarbanes-Oxley Act, the related rules implemented by the SEC and the rules and regulations of the applicable listing standards of the NYSE American. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These and other laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These and other laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of our Ordinary Shares could fluctuate significantly, and you could lose all or part of your investment.

The market price of our Ordinary Shares could fluctuate significantly as a result of a number of factors, including:

●	fluctuations in our financial performance;

●	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;

●	changes in financial estimates and recommendations by securities analysts following our Ordinary Shares or comparable companies;

●	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;

●	our ability to meet or exceed any future earnings guidance we may issue;

●	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	announcements or implementation by our competitors or us of acquisitions, technological innovations, or other strategic actions by our competitors; or

●	trading volume of our Ordinary Shares or sales of shares by our management team, directors or principal shareholders.

These and other factors could limit or prevent investors from readily selling their Ordinary Shares or otherwise negatively affect the liquidity of our Ordinary Shares, and you could lose all or part of your investment.

The market price of our Ordinary Shares could be adversely affected by future sales and distributions of our Ordinary Shares or the perception that such sales and distributions may occur.

Future sales, distributions or issuances of a substantial number of our Ordinary Shares or the perception that such sales or distributions might occur, could cause a decline in the market price of our Ordinary Shares or could impair our ability to obtain capital through a subsequent offering of our equity securities or securities convertible into equity securities.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of us, or if one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our Ordinary Shares or change their opinion of our Ordinary Shares, our share price may likely decline.

We may issue additional Ordinary Shares in the future, which may dilute our existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our existing shareholders.

We may issue additional securities in the future, including Ordinary Shares, and options, rights, warrants and other convertible securities for any purpose and for such consideration and on such terms and conditions we may determine appropriate or necessary, including in connection with equity awards, financings or other strategic transactions. Subject to the requirements of the Corporations Act, our board of directors will be able to determine the class, designations, preferences, rights and powers of any additional shares, including any rights to share in our profits, losses and dividends or other distributions, any rights to receive assets upon our dissolution or liquidation and any redemption, conversion and exchange rights.

We are not likely to issue dividends for the foreseeable future.

We cannot assure you that our proposed operations will result in sufficient revenues to enable profitable operations or to generate positive cash flow. For the foreseeable future, we anticipate that we will use any funds available to finance our growth and that we will not pay cash dividends to shareholders. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain NYSE American requirements applicable to domestic issuers.

As a foreign private issuer listed on the NYSE American, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE American practices. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE American, may provide less protection than is afforded to investors under the NYSE American rules applicable to domestic issuers.

In particular, we follow home country law instead of the NYSE American practice regarding:

●	the NYSE American’s requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors.

●	the NYSE American’s requirement that our independent directors meet in regularly scheduled executive sessions. The Corporations Act does not require the independent directors of an Australian company to have such regularly scheduled executive sessions and, accordingly, we have claimed this exemption.

●	the NYSE American’s corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American corporate governance listing standards, as permitted by the foreign private issuer exemption.

●	the NYSE American’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.

●	we seek exemption from the NYSE American requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian laws differ to NYSE American requirements, with the former requiring prior shareholder approval in numerous circumstances, including (i) issuance of equity securities to related parties, e.g. directors or their associates other than (generally speaking), in their sole capacity as an existing security holder (where the benefit is provided on the same terms to all other security holders), or in certain circumstances where the benefit provided through the issuance is on arms’ length terms, or (ii) the issuance results in a shareholder or their associates obtaining a relevant interest (as that term is defined in Australian law) increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE American corporate governance rules and listing standards.

Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a domestic issuer, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information. For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us then there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with United States generally accepted accounting principles, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Description of Share Capital”, and the copy of our Constitution (which is included as an exhibit to this report), prior to investing in the Ordinary Shares.

The NYSE American may delist our Ordinary Shares from trading on its exchange, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We cannot assure you that our Ordinary Shares will continue to be listed on the NYSE American in the future. In order to continue listing our Ordinary Shares on the NYSE American, we must maintain certain financial, distribution and share price levels and must maintain a minimum number of holders of our Ordinary Shares.

If the NYSE American delists our Ordinary Shares and we are not able to list our Ordinary Shares on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our Ordinary Shares;

●	the market price of our Ordinary Shares;

●	our ability to obtain financing for the continuation of our operations;

●	the number of investors that will consider investing in our Ordinary Shares;

●	the number of market makers in our Ordinary Shares;

●	the availability of information concerning the trading prices and volume of our Ordinary Shares; and

●	the number of broker-dealers willing to execute trades in our Ordinary Shares.

Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

We are a public company limited by shares, registered and operating under the Corporations Act in Australia. Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Unless certain narrowly identified principles exist, Australian courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our Constitution may discourage, delay or prevent a change in control or management that shareholders may consider favorable, including power to issue preference shares and the proportional takeover approval provisions.

Under the Constitution, any proportional takeover scheme must be approved by those shareholders holding shares included in the class of shares in respect of which the offer to acquire those shares was first made. The registration of the transfer of any shares following the acceptance of an offer made under a scheme is prohibited until that scheme is approved by the relevant shareholder class.

We are also subject to the relevant takeover laws contained in Chapter 6 of the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in issued voting shares of a company, if the acquisition of that interest will lead to a person’s voting power (either alone or in combination with their “associates” as that term is defined in the Corporations Act) in that company increasing to more than 20%, or increasing from a starting point that is above 20% and below 90% which may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our Ordinary Shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders the opportunity to sell their Ordinary Shares and may further restrict the ability of our shareholders to obtain a premium from such transactions. See “Description of Share Capital.”

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

We are incorporated in Australia, certain of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a technology-driven company transforming the global martial arts and combat sports industry by unlocking new monetization opportunities and driving greater consumer participation. While martial arts and combat sports gyms offer excellent in-gym experiences, they are poised for growth in building sales channels, improving customer onboarding, and optimizing member engagement, growth, and retention within their communities.

Our platform represents a unique opportunity to consolidate the global community of martial arts and combat sports through a single, comprehensive digital solution that facilitates the sector’s evolution. By converting one of the world’s largest fan bases into active participants, our platform is redefining engagement. We offer four core products: the Warrior Training Program, UFC Fight Fit Program, Alta Academy, and the Alta Community. The Warrior Training Program, which we have successfully commercialized globally, has been instrumental in helping us partner with leading gyms and coaches worldwide while building a strong base of enthusiastic participants and customers.

MMA is among the fastest-growing sports globally in terms of both participation and audience growth, with millions of dedicated fans engaging with the sport daily, both digitally and in-person. In the US alone, there are over 45,000 martial arts and combat sports gyms generating more than US$12.6 billion in annual revenue, according to IBISWorld. Moreover, the Sports & Fitness Industry Association estimates that over 11.8 million people will engage in various martial arts disciplines this year.

We benefit from the growth fueled by professional MMA leagues such as the UFC, PFL, ONE Championship, and Bellator. Their marketing and broadcast reach continue to expand the sport’s fan base, providing a fertile environment for us to convert interest into participation through our premium online and in-gym training experiences.

To further scale our impact, we have partnered with globally recognized athletes, coaches, and influencers who promote our vision and drive the adoption of our platform. Key ambassadors include MMA icons such as UFC champion Daniel Cormier, UFC broadcaster Laura Sanko, and Eugene Bareman, head coach at City Kickboxing. Additionally, one of our co-founders, John Kavanagh, is a renowned MMA coach known for training Conor McGregor, and he has helped develop exclusive training programs offered through our platform, including at his gym, SBG Ireland.

Our deep knowledge of the sector, accumulated since our inception, has enabled us to understand the unique needs of gyms, coaches, and consumers in martial arts and combat sports. With over 4,000 gym records in our global database and 550 gyms already on the Alta Platform, we’ve created an optimal pathway for consumer engagement, including diverse training disciplines like jiu-jitsu, boxing, MMA, Muay Thai, judo, and karate.

Since 2018, we have successfully run 206 Warrior Training Programs globally, engaging over 5,100 participants, averaging 25 per program. Our revenue model has proven successful, with the average gross revenue per participant in the program being A$1,496. The Warrior Training Program offers a 20-week, 100-lesson curriculum that introduces participants to the foundations of MMA. At the end of the program, participants have the opportunity to compete in a sanctioned amateur MMA contest, creating a clear path from learning the fundamentals of various disciplines to in-competition experience. Many participants choose to continue training or specialize in a particular martial art, driving long-term engagement and revenue for both our partner gyms and Alta.

Our partner gyms have seen tangible growth in revenue and membership due to increased participation and engagement. Our unique community-based approach has expanded the participation demographics of martial arts worldwide, with significant female representation and an average participant age in the mid-to-late 30s, with some participants in their 60s. Graduates of our programs often become long-term, loyal members of both the Alta and gym communities.

We’ve also established a Partner Referral Agreement with UFC Gym, co-designing and launching the UFC Fight Fit Program, a 10-week Alta training program. UFC Gym has the option to roll out this program across its 150+ global locations, further extending our reach.

Our Alta Community product, an extension of our core offerings, is the first global, cloud-based community growth and management platform for martial arts and combat sports. It’s designed to connect participants, coaches, and gym operators worldwide, fostering individual and collective community growth. This tool is essential for optimizing the digital and in-gym experience of our members, facilitating easier discovery, participation, and connection within the martial arts world, all through a simple monthly subscription model.

In conclusion, by combining our proprietary training programs with the Alta Community platform, we’ve created a commercial environment that enhances efficiency and drives growth. Our first-mover advantage positions us to lead the aggregation of this large, untapped sector by providing an accessible, inclusive “on-ramp” to martial arts participation, no matter the location.

Alta’s long-term growth strategy focuses on building a unified global platform that connects martial arts fans, participants, gym operators, and coaches. By integrating digital experiences with key business tools, we streamline gym operations, enhance participant engagement, and unlock new revenue streams. Our platform simplifies customer acquisition, member management, and payments for gyms while increasing accessibility through web, app, and social channels. Additionally, embedded monetization opportunities like subscriptions, merchandise, and partnerships drive sustainable revenue growth and maximize user lifetime value.

As we continue to expand into North America, the UK, Australia, and beyond—coupled with our growing partnerships, including UFC Gym—Alta is strategically positioned for scalable global growth. Our platform unites the MMA community, empowering fans and participants alike to connect deeply with the sport. Through our combined B2C and B2B offerings and ongoing investment in technology, we’re building long-term value for all stakeholders and shaping the future of the martial arts industry.

Business Progress

Since July 1, 2023, we have increased our gym footprint, expanding into new territories including Illinois, Arizona and Hawaii. We have also engaged major martial arts academies including Renzo Gracie, American Top Team and American Kickboxing Academy.

In July 2023, we launched our first online offering, the Alta Academy, to complement and further leverage our in-gym training experiences for our customers. This activates our multi-year exclusive content agreements with our key global talent, which is a critical element of our top of funnel marketing systems to drive in-gym participation.

Since launch of the Alta Academy, we have expanded our digital content, including the digital syllabus for the Warrior Training Program, and extended our online training into other disciplines beyond MMA, including jiu jitsu, boxing, wrestling, and Muay Thai, among others, with new masterclasses delivered by our elite coaching talent, including Rafael Cordeiro, Mike Angove, Nikki Lloyd-Griffiths.

In September 2023, we launched four new membership tiers for Alta members, including an In-Gym Training membership tier, which leverages underutilized capacity within our gym partner network and allows Alta members to train in our partner gyms.

In September 2023, we launched the first iteration of the Alta Community platform, which we believe will drive the growth of the gym and coaching communities through the provision of new content and channels. This included the launch of gym channels. The gym channels feature is used to house multimedia content that pertains to a specific gym’s profile on the Alta Community. This currently includes multimedia content such as gym walkthrough videos (point of view videos demonstrating the gym’s facility) as well as interviews with gym owners and coaches.

In September 2023, we successfully completed our pilot UFC Fit program with UFC Gym in San Jose, California.

In September 2023, we completed the acquisition of the assets of Steppen Pty Ltd, a fitness technology company based in Australia (“Steppen”). Steppen is a dynamic fitness app designed to inspire, guide, and support users on their fitness journey. The Steppen platform quickly resonated with young fitness enthusiasts around the globe, particularly in the U.S., accumulating a large following quickly after its global launch in mid-2021. The Steppen App has seen success with over 395,000 downloads, predominantly from the U.S., reaching over 1.8 million impressions on the Apple App Store. With a robust database of over 270,000 accounts, we believe that the Steppen App has established a substantial user base. We plan to continue Steppen App’s operations and integrate key aspects of its proprietary Apple mobile application technology, while exploring ways to optimize content and services for users, leveraging the acquired expertise and technology. We believe the synergy from this acquisition is poised to drive growth, diversification, and market expansion for Alta in the burgeoning health and wellness sector. As consideration for the asset acquisition, we issued Steppen an unsecured and non-redeemable convertible promissory note (on the same terms as the private placement completed in June 2023 (the “Private Placement”)), with a principal amount of US$64,977.

In October 2023, we completed the acquisition of the assets of Mixed Martials Arts LLC, an independent MMA media company, based in the U.S. Mixed Martial Arts LLC represents a valuable opportunity to us, as it is one of the last independent MMA media companies not acquired by a major corporation, making it a novel asset in the digital MMA landscape. With a substantial digital presence, the platform boasts more than 260,000 forum accounts, more than 350,000 monthly engaged sessions, and a significant social media footprint, including over 5 million followers across Facebook pages. Mixed Martial Arts LLC has previously initiated effective monetization strategies, generating peak annual revenues of up to US$600,000. With the right investment in technology and user engagement, we believe there is considerable potential for revitalizing and growing the platform’s user base and revenue streams. As consideration for the asset acquisition, we issued Mixed Martials Arts LLC an unsecured and non-redeemable convertible promissory note (on the same terms as the recently completed Private Placement), with a principal amount of US$250,000 and paid US$25,000 in cash.

In October 2023, we launched ticketing services for live Alta events and seminars, including the Warrior Training Program finale events.

On April 2, 2024, we completed our initial public offering, raising US$6,500,000 by selling 1,300,000 shares at US$5.00 per share. All previously issued convertible notes were converted or redeemed. As of June 30, 2024, there are no convertible notes, host, or derivative liabilities on the Consolidated Statement of Financial Position. Remaining interest and final fair value movement in derivative liability are reflected in the Consolidated Statement of Profit or Loss.

Throughout April 2024, we partnered with renowned combat sports figures, including Rafael Cordeiro (Mike Tyson’s coach) for online Muay Thai training and former UFC champion Daniel Cormier for wrestling instructional videos, targeting both beginners and seasoned athletes.

In May 2024, we celebrated success in expanding the global MMA community. The Warrior Training Program at SBG Ireland has historically attracted over 700 new members, boosting gym memberships and revenue. MMA superstar Conor McGregor, an Alta investor, endorsed the program to help drive global combat sports participation. We also announced a strategic partnership with Upper Management in Mexico to launch the Warrior Training Program in multiple gyms and create content for the burgeoning Mexican MMA fanbase. Further, we also showcased our partnership with City Kickboxing in New Zealand, transforming over 800 beginners into cage-ready athletes through the Warrior Training Program, significantly boosting gym memberships and community engagement.

In May 2024, we completed the acquisition of the assets of Hype Kit, Inc. (“Hype”) for US$100,000, an all-in-one digital marketing platform, designed to help small businesses grow in today’s age of social media. Hype’s software platform strengthens the Company’s vision to convert 640 million MMA fans to participants by providing invaluable tools to our gym owner, coach, and athlete partners to not only grow their revenues, but also operate more efficiently, save costs and enhance the offerings to their members and community. This acquisition is expected to accelerate Alta’s technology roadmap, bringing forward new subscription revenue opportunities for us, whilst creating cost synergies by materially reducing product development overhead and bringing valuable technology expertise, skills and talent into the business.

In June 2024, we partnered with legendary MMA coach Eric Nicksick and former UFC fighters Jessica-Rose Clark and Gilbert Melendez to help strengthen our connection to 640 million global MMA fans.

In September 2024, we announced a revenue share agreement with UFC Gym Group in relation to the intention of rolling out the Warrior Training Program and Hype across UFC Gym Group’s global network of gyms, consisting of both corporate-owned and franchise locations (with over 150 locations in 40 countries, including 80 in the United States). In addition, UFC Gym Group has hundreds of gyms in development. In the initial phase, these programs are expected to be introduced in locations across the United States, the Middle East, the UK, Germany, Mexico, India and Central Asia. Any revenue from the Warrior Training Program will be shared, with the UFC Gym Group receiving 70% and the Company receiving 30%. The agreement is effective for three years and either party may terminate the agreement upon written notice to the other of a breach of the agreement if such breach is not cured within 10 days following receipt of written notice of the breach. In addition, UFC Gym Group can terminate the agreement upon 60 days written notice to us. While we can provide no assurances, we believe, based on historical operating data, that this partnership has the potential to produce gross revenue of over US$7 million per annum, with the ability to grow with UFC Gym Group as they develop additional locations.

In September 2024, Conor McGregor was appointed as a global ambassador (“Ambassador Agreement”) and will provide services customarily associated with such roles for a company in the mixed martial arts and technology sector (“Services”). The term of the Ambassador Agreement shall be effective for three years and either party may terminate the agreement upon 10 days prior written notice if the other party breaches the agreement and does not cure such breach within such time period. In consideration for providing these Services under the Ambassador Agreement, and pursuant to the exemption from registration provided for in Regulation S promulgated under the Securities Act, Mr. McGregor received 700,000 performance share rights that will vest once the 30-day volume-weighted average price (VWAP) achieves the following trigger: 150,000 shares on execution of the Ambassador Agreement; 100,000 shares when the share price reaches US$7.50; 150,000 shares when the share price reaches US$10.00; 150,000 shares when the share price reaches US$15.00 and 150,000 shares when the share price reaches US$20.00. Aligned with the three (3) year term of the Ambassador Agreement, Mr. McGregor is restricted from selling shares within three (3) years of issuance unless specific conditions are met, such as the Company’s written consent, a sale or liquidation of the Company, or if the Company breaches the agreement.

Corporate Information

We were incorporated on March 27, 2013 under the laws of Australia under the name Wimp 2 Warrior Limited and changed our name to Alta Global Group Limited on February 2, 2022.

Our principal executive offices are located at Level 1, Suite 1, 29-33 The Corso, Manly, New South Wales 2095, and our telephone number there is +61 1800 151 865. Our website address is https://www.trainalta.com. Information on our website is not incorporated by reference into or otherwise part of this annual report. Our annual reports on Form 20-F, current reports on Form 6-K, amendments to these reports, and other information regarding issuers that file electronically with the SEC, can be accessed, free of charge, on the SEC’s website at www.sec.gov.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NYSE American, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation.

Our Initial Public Offering

On March 27, 2024, the registration statement on Form F-1 (File No 333-275618) relating to the IPO of our Ordinary Shares was declared effective by the SEC. On April 2, 2024, we closed our IPO, pursuant to which we issued and sold 1,300,000 Ordinary Shares. Our Ordinary Shares began trading on the NYSE American on March 28, 2024, under the symbol “MMA.”

B. Business Overview

Our Mission

At Alta we strive to enrich lives by enabling all people to participate in the community and transformational power of martial arts. Our mission is to empower community driven growth in the global martial arts and combat sports sector, leveraging technology to bridge the gap between passion and participation.

Overview

Alta was founded on the belief that participation in combat sports and martial arts enriches lives by building physical strength, discipline, self-confidence, mental resilience, and a sense of community — qualities many believe set it apart from other sports. Alta Global Group Limited is a pioneering technology company uniting passion and participation in global combat sports with a vision of converting 640 million fans to participants. Alta is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector. While the Company believes martial arts and combat sport gyms have a superb in-gym product, they are ripe for transformation when it comes to building sales channels, enhancing customer onboarding, optimizing engagement, and driving the growth and retention of members and membership revenues within their gym communities.

Market Opportunity

With 640 million combat sports fans worldwide, mixed martial arts (MMA) has reached unprecedented popularity. We benefit from the sector’s growth, driven by major MMA leagues like UFC, PFL, ONE Championship, and Bellator, whose marketing efforts expand the sport’s fan base. Our goal is to convert this interest into engagement through our premium online and in-gym training experiences. According to IBISWorld statistics, there are currently over 45,597 martial arts and combat sports gyms in the US alone that are expected to generate over US$12.6 billion in annual revenue in 2024. Additionally, according to Sports & Fitness Industry Association’s Single Sport Reports for Martial Arts and Boxing Fitness, it is estimated that more than 11.8 million people engaged in various martial arts and combat sports disciplines in 2023.

Alta’s business model complements existing industry players without cannibalizing their market. As Alta scales, its first-mover advantage in grassroots MMA participation unlocks significant potential, especially in North America, where the martial arts industry is projected to reach 67,000 academies by 2025, with fanbase growth accelerating exponentially.

Alta has already signed partnership agreements with over 500 gyms locations globally. These partnerships ensure that fans can easily find a coach and gym, while Alta manages the entire payment process—collecting 100% of fees and paying gyms their share. Additionally, in the current financial year, Alta has partnered with UFC Gym globally in an enterprise agreement to roll-out Alta products and services across UFC Group’s global network of 150+ gyms, increasing Alta’s partnership footprint to over 650 Gyms worldwide.

Aligned with the combat sports industry, Alta champions martial arts as a more holistic and enriching training experience compared to traditional fitness activities that compete with the sector.

Our Products and Platform

Alta Global Group is leading the way in helping the global martial arts and combat sports industry unlock new revenue opportunities by boosting consumer participation. While fan interest often translates into participation, the gym community remains fragmented, with many small, owner-operated businesses. Participants, businesses, and coaches face various challenges—from knowing how to start their training journeys, to managing member communities on social platforms and dealing with costly and inconsistent marketing efforts. That’s where Alta steps in.

Alta believes that combat sports gyms and coaches provide exceptional in-gym experiences that, with the right technology, can reach a much wider audience, greatly expanding their monetization opportunities and growing the sport. Similarly, to how companies such as OpenTable, Yelp and Toast have revolutionized the restaurant sector through technology, Alta serves the vast and fragmented martial arts sector.

Since our inception, we have accumulated deep sector knowledge of how martial arts and combat sports operate globally, enabling us to recognize the unique preferences and needs of the gyms, coaches and consumers within this market. We have leveraged the extensive information in our gym inventory and community database to create an optimal pathway to attract consumers to participate in our proprietary training programs as well as training via the weekly timetable of our partner gyms.

Alta operates a cap-ex light technology platform and avoids the need for heavy investments in physical infrastructure. We are not a franchise and do not own gyms. Instead, we provide subscription-based products and services, offering both B2B SaaS solutions and B2C products and programs, with prices ranging from US$0 to US$170 per month covering online engagement, online content and immersive in-gym experiences. In addition, through its B2B SaaS offering Hype, Alta captures up to 5% of all transactions processed through its platform.

Alta currently has three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

Trainalta.com - partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners including the Alta Warrior Training Program. This Program has been a cornerstone of our success and has connected thousands of combat sports fans with local gyms. We have run over 206 Warrior Training Programs globally, with over 5,000 participants, generating significant revenue for our partner gyms. This beginner-friendly program offers an accessible on-ramp for those looking to turn passion into participation and has been run in North America, Ireland, UK, and Australia and New Zealand. Its goal-oriented nature, coupled with the fact that all participants start at the same level, has brought a new cohort to gyms, ultimately increasing memberships and monetization. Alta continues to provide the experience of training to become a combat athlete to thousands of beginners every year throughout gyms in the US, Europe, and Oceania. As a result, our gym partners have experienced significant incremental revenue growth because of increased participation within their community. Our community development approach to acquiring participants has redefined the participation demographics for martial arts worldwide. Specifically, we have strong female participation rates; the average age of our members is mid to late 30’s, with our oldest participants being in their 60s; most participants become valuable, long-standing members of their gym community after completing their first Alta program.

Mixed Martial Arts.com - In November 2023, Alta strengthened its bond with the fan community by acquiring mixedmartialarts.com, one of the world’s most enduring online MMA communities. Mixedmartialarts.com offers news, fighter profiles, fight schedules, and the iconic ‘Underground’ forum. With over 260,000 forum accounts, 350,000 monthly sessions, and more than 5 million followers on Meta, this premier digital network is vital for connecting fans, elite athletes, coaches, and participants across the sport. Investing in mixedmartialarts.com will enhance organic traffic and lead generation for all of Alta’s offerings and generate additional advertising revenue for the group.

Hype.Co, Mobile Marketing solution - Recognizing that many combat sports gym owners relied solely on social media for customer acquisition, Alta acquired Hype.CO in May 2024. Hype.CO is a subscription based mobile marketing platform designed to help gym owners, coaches and athlete influencers cultivate relationships with their fans and followers free from social media restrictions to a platform with more freedom and tools to communicate and monetize. Hype acts as the bridge from where gyms find their customers (i.e., social media) to how they monetize them.

Alta’s solutions—including trainalta.com, mixedmartialarts.com, Hype —empower small businesses to compete with larger ‘mass affluent’ gym networks by providing digital tools and cost-effective outreach to increase visibility and connect with fans. This is especially critical as the combat sports fan base continues to expand, driven largely by the success of the UFC. Alta’s value proposition is clear: it facilitates the digital transformation of the combat sports sector, benefiting all stakeholders.

To further strengthen its connection with MMA fans globally, Alta has continued to build partnerships with leading industry figures, leveraging their reach and influence to give gym partners far greater exposure than they could potentially achieve alone. Alta’s iconic partnerships include former 2-time UFC Champion Daniel Cormier, and UFC Commentator Laura Sanko, Since June 30, Alta has grown its ambassadorial partnerships to include leading MMA coach Eric Nicksick and former UFC fighters Jessica-Rose Clark and Gilbert Melendez. More recently Alta has partnered with the biggest name in combat sports, five-time MMA world champion Conor McGregor. These partnerships help amplify its brand and drive platform adoption. With a combined social media reach of their ambassadors of well over 60 million followers, Alta is well-positioned for continued growth in this booming sector.

Our Next Growth Engines

Our future growth strategy is driven by clear principles that focus on building an integrated ecosystem to empower coaches, engage participants, and drive sustainable revenue. We aim to surpass current industry leaders by creating a global platform that connects the entire martial arts community.

Building a Global Martial Arts Ecosystem

We will eliminate fragmentation by linking consumer digital experiences with business tools for gym owners. This unified platform supports five key revenue streams and connects fans, participants, coaches, and gym operators worldwide, unlocking untapped value and driving industry integration.

Supporting Coaches and Gyms

Our platform equips gyms and coaches with essential tools for customer acquisition, member management, payments, and marketing. These features streamline operations and allow them to focus on business growth, ensuring the broader success of the ecosystem.

Enhancing Engagement with Accessible Training

Participants will access martial arts training through our web, app, and social channels. By partnering with validated gyms and offering expert-curated resources, we make the sport more approachable, fostering higher participation and trust.

Driving Recurring Revenue
Our ecosystem embeds monetization opportunities—subscriptions, merchandise, partnerships, and transaction fees—into the user experience, boosting retention, transaction volumes, and sustainable revenue growth.

Maximizing User Engagement and Lifetime Value

Our platform integrates social engagement, training, and business tools, encouraging deeper participation and increasing user lifetime value. This interconnectedness drives long-term revenue.

Global Leadership in Martial Arts

Our strategy positions Alta as the leading global brand for martial arts training, community, and commerce. By leveraging our brand’s strength, we create lasting connections with participants, partners, and investors.

Organic Growth Through Community

While we will invest in targeted paid promotions, partnerships, and maintaining a presence at targeted sector and community events, our main focus is organic growth through community building, maintaining a low customer acquisition cost and fostering sustainable demand.

Expanding Globally

Alta already has a footprint in North America, the UK, Ireland, Australia, and New Zealand, with a new partnership in Mexico and a rollout planned with UFC Gym’s 150+ locations across 38 countries. Our scalable model allows us to expand internationally without significant cost increases, presenting substantial growth opportunities globally.

Alta has introduced effective solutions to the challenges faced by gym owners and coaches worldwide. As part of its next phase, Alta’s digital platform will unify the global MMA community—fans, participants, gym operators, and coaches—to boost participation and unlock new monetization opportunities for everyone involved. This platform will provide opportunities for fans to interact with their idols and offer digital tools and community connections to enhance participants’ training journeys from their entry into the sport and beyond. By reimagining the original MMA communities such as the ‘Underground’ Alta is empowering MMA fans to tell their stories and take ownership of their history, community, and identity, in a space where their stories are their own, and they can control the narrative. This will provide a great complement to the mass entertainment aspect of the sport, which is driven successfully by the UFC.

Alta’s platform is designed to fuel revenue growth by combining B2C and B2B subscriptions with transaction fees for services and products offered by gyms, coaches, and athlete influencers. As fans and participants engage with the platform, connecting with these offerings, Alta captures additional value from every transaction, driving sustained growth across the entire ecosystem.

We intend to continue to invest in technology to enhance the experience for all participants on the Alta Community Platform, namely customers, coaches and gym owners, in order to drive lifetime value and expand sales channels through referrals and organic promotion.

Competition

Alta supports the entire martial arts and combat sports ecosystem, driving community engagement, increasing participation, and creating new monetization opportunities for all stakeholders, including gyms, coaches, participants, and fans. We believe martial arts provides a more holistic and deeply rewarding experience for both physical and mental development, offering benefits that go far beyond those of conventional fitness training.

Aligned with the broader combat sports industry, Alta competes with traditional fitness trends and the mass-affluent fitness sector, which is dominated by large corporate gym networks.

Employees and Human Capital Resources

As of June 30, 2024, we employ 4 employees in product development and engineering, 14 employees in sales and marketing, and 6 employees in a corporate office capacity. We also leverage external service providers to support our operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

We believe that an engaged, diverse, and inclusive culture is essential for the success of our business, and we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain and motivate qualified personnel. The growth and development of our workforce is an integral part of our success. We are also committed to developing and fostering a culture of diversity and inclusion and know that a company’s ultimate success is directly linked to its ability to identify and hire talented individuals from all backgrounds and perspectives.

For further detail see the section titled “Item 6. Directors, Senior Management and Employees.”

Government Regulation

We provide services in various jurisdictions abroad, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

●	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

●	more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

●	limitations on the enforcement of intellectual property rights;

●	enhanced difficulties of integrating any foreign acquisitions;

●	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

●	adverse tax consequences;

●	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

●	limitations on technology infrastructure;

●	variability in venue security standards and accepted practices; and

●	difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost—efficient basis.

We and our partner gyms are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, and various other laws in Australia, the United States and Europe governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and our partners’ employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases.

Our partner gyms are responsible for compliance with state laws that regulate the relationship between martial arts and combat sports clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a club closes or relocates, or preclude automatic membership renewals.

Many of the states where our partner gyms operate have health and safety regulations that apply to martial arts and combat sports clubs.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our, or our partners’, businesses are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry Organization and the NACHA. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information in various locations around the world, including the E.U. In Australia, the collection, use, storage and disclosure of personal and sensitive information is governed by the Privacy Act 1988 (Cth) (“Privacy Act”) and the Australian Privacy Principles contained at Schedule 1 of the Privacy Act (“Australian Privacy Principles”). Failures or breaches of data protection systems can result in reputational damage, regulatory impositions (such as for breaches of the Privacy Act or Australian Privacy Principles) and financial loss, including claims for compensation by customers or penalties by the Australian telecommunications regulators or other authorities. As a result, our business is subject to complex and evolving Australian, U.S. and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business, directing business to any person, or securing any improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate adjacent to industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, managers, or other business partners or representatives could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise. Any actual or alleged violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions, any of which could have a material adverse effect on our reputation, as well as our business, financial condition, results of operations and prospects. Responding to any investigation or action would also likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we may be prohibited from, directly or indirectly (including through a third-party intermediary), procuring goods, services, or technology from, or engaging in transactions with, individuals and entities subject to sanctions, including sanctions arising from the conflict involving Russia and Ukraine. We cannot guarantee that our efforts to remain in compliance with sanctions requirements will be successful. Any violation of sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

The various regulations set out above have not materially impacted or affected the offering of our three business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes:

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

C. Organizational Structure

Alta Global Group Limited is the parent company of the Group. The Group consists of Alta Global Group Limited and each of the subsidiaries of Alta Global Group Limited. See Exhibit 8.1 “List of subsidiaries of the Registrant” of this annual report for a list of our subsidiaries.

D. Property, Plants and Equipment

Intellectual Property

Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we protect as trade secrets. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. Furthermore, third parties may claim that we are infringing upon their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.

Properties

We do not own any real estate. Our registered office in Australia is located at Level 1, Suite 1, 29-33 The Corso, Manly, New South Wales 2095. Our registered office in the U.S. is 8 The Green, Ste R Dover, DE 19901.

We lease approximately 127 square meters of office premises in Australia pursuant to a lease that expires on June 6, 2026. Our monthly lease fees are approximately A$9,239 exclusive of GST or approximately US$6,169, based on a currency exchange rate of $0.6677 as of June 28, 2024, as published by the Federal Reserve Board. We believe our leased business locations are sufficient to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP, as well as “Presentation of Financial and Other Information” and “Item 4. Information on the Company⸺B. Business Overview.” Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in “Item 3. Key Information—Risk Factors” and “Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended June 30, 2024, 2023 and 2022 and the notes thereto included under “Item 18”.

Our discussion and analysis for the year ended June 30, 2022 can be found in our prospectus dated March 27, 2024, filed with the SEC on March 28, 2024 (File No. 333-275618). Unless otherwise indicated discussion under this Item is based on Australian dollars and is presented in accordance with IFRS.

A. Operating Results

Overview

We are a technology company that is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector. While we believe martial arts and combat sport gyms have a superb in-gym product, they are ripe for transformation when it comes to building sales channels, customer onboarding, optimizing engagement and driving the growth and retention of members and membership revenues within their gym communities.

We believe that the Alta Platform represents a considerable opportunity to aggregate the vast global community ecosystem for martial arts and combat sports, via a single platform solution that will define the sector’s digital transformation, converting one of the world’s largest fan bases into participants. The Alta Platform serves as a comprehensive solution for martial arts and combat sports.

During the reporting periods, our principal activity was the provision and administration of the Warrior Training Program. Specifically, the provision of marketing intellectual property, payments software, training syllabus and outsourced customer sales and service resources to our licensee partner gyms throughout the world.

For the fiscal year 2024, the Company recorded a loss after tax of A$14,408,346, compared to a loss after tax of A$20,597,436 in the fiscal 2023, and had a cash balance as at June 30, 2024 of A$3,544,837 compared to A$3,702,567 at June 30, 2023.

Business Developments

Since July 1, 2023, we have increased our gym footprint, expanding into new territories including Illinois, Arizona and Hawaii. We have also engaged major martial arts academies including Renzo Gracie, American Top Team and American Kickboxing Academy.

In July 2023, we launched our first online offering, the Alta Academy, to complement and further leverage our in-gym training experiences for our customers. This activates our multi-year exclusive content agreements with our key global talent, which is a critical element of our top of funnel marketing systems to drive in-gym participation.

Since launch of the Alta Academy, we have expanded our digital content, including the digital syllabus for the Warrior Training Program, and extended our online training into other disciplines beyond MMA, including jiu jitsu, boxing, wrestling, and Muay Thai, among others, with new masterclasses delivered by our elite coaching talent, including Rafael Cordeiro, Mike Angove, Nikki Lloyd-Griffiths.

In September 2023, we launched four new membership tiers for Alta members, including an In-Gym Training membership tier, which leverages underutilized capacity within our gym partner network and allows Alta members to train in our partner gyms.

In September 2023, we launched the first iteration of the Alta Community platform, which we believe will drive the growth of the gym and coaching communities through the provision of new content and channels. This included the launch of gym channels. The gym channels feature is used to house multimedia content that pertains to a specific gym’s profile on the Alta Community. This currently includes multimedia content such as gym walkthrough videos (point of view videos demonstrating the gym’s facility) as well as interviews with gym owners and coaches.

In September 2023, we successfully completed our pilot UFC Fit program with UFC Gym in San Jose, California.

In September 2023, we completed the acquisition of the assets of Steppen Pty Ltd, a fitness technology company based in Australia (“Steppen”). Steppen is a dynamic fitness app designed to inspire, guide, and support users on their fitness journey. The Steppen platform quickly resonated with young fitness enthusiasts around the globe, particularly in the U.S., accumulating a large following quickly after its global launch in mid-2021. The Steppen App has seen success with over 395,000 downloads, predominantly from the U.S., reaching over 1.8 million impressions on the Apple App Store. With a robust database of over 270,000 accounts, we believe that the Steppen App has established a substantial user base. We plan to continue Steppen App’s operations and integrate key aspects of its proprietary Apple mobile application technology, while exploring ways to optimize content and services for users, leveraging the acquired expertise and technology. We believe the synergy from this acquisition is poised to drive growth, diversification, and market expansion for Alta in the burgeoning health and wellness sector. As consideration for the asset acquisition, we issued Steppen an unsecured and non-redeemable convertible promissory note (on the same terms as the private placement completed in June 2023 (the “Private Placement”)), with a principal amount of US$64,977.

In October 2023, we completed the acquisition of the assets of Mixed Martials Arts LLC, an independent MMA media company, based in the U.S. Mixed Martial Arts LLC represents a valuable opportunity to us, as it is one of the last independent MMA media companies not acquired by a major corporation, making it a novel asset in the digital MMA landscape. With a substantial digital presence, the platform boasts more than 260,000 forum accounts, more than 350,000 monthly engaged sessions, and a significant social media footprint, including over 5 million followers across Facebook pages. Mixed Martial Arts LLC has previously initiated effective monetization strategies, generating peak annual revenues of up to US$600,000. With the right investment in technology and user engagement, we believe there is considerable potential for revitalizing and growing the platform’s user base and revenue streams. As consideration for the asset acquisition, we issued Mixed Martials Arts LLC an unsecured and non-redeemable convertible promissory note (on the same terms as the recently completed Private Placement), with a principal amount of US$250,000 and paid US$25,000 in cash.

In October 2023, we launched ticketing services for live Alta events and seminars, including the Warrior Training Program finale events.

On April 2, 2024, we completed our initial public offering, raising US$6,500,000 by selling 1,300,000 shares at US$5.00 per share. All previously issued convertible notes were converted or redeemed. As of June 30, 2024, there are no convertible notes, host, or derivative liabilities on the Consolidated Statement of Financial Position. Remaining interest and final fair value movement in derivative liability are reflected in the Consolidated Statement of Profit or Loss and Other Comprehensive Loss.

Throughout April 2024, we partnered with renowned combat sports figures, including Rafael Cordeiro (Mike Tyson’s coach) for online Muay Thai training and former UFC champion Daniel Cormier for wrestling instructional videos, targeting both beginners and seasoned athletes.

In May 2024, we celebrated success in expanding the global MMA community. The Warrior Training Program at SBG Ireland has historically attracted over 700 new members, boosting gym memberships and revenue. MMA superstar Conor McGregor, an Alta investor, endorsed the program to help drive global combat sports participation. We also announced a strategic partnership with Upper Management in Mexico to launch the Warrior Training Program in multiple gyms and create content for the burgeoning Mexican MMA fanbase. Further, we also showcased our partnership with City Kickboxing in New Zealand, transforming over 800 beginners into cage-ready athletes through the Warrior Training Program, significantly boosting gym memberships and community engagement.

In May 2024, we completed the acquisition of the assets of Hype Kit, Inc. (“Hype”) for US$100,000, an all-in-one digital marketing platform, designed to help small businesses grow in today’s age of social media. Hype’s software platform strengthens the Company’s vision to convert 640 million MMA fans to participants by providing invaluable tools to our gym owner, coach, and athlete partners to not only grow their revenues, but also operate more efficiently, save costs and enhance the offerings to their members and community. This acquisition is expected to accelerate Alta’s technology roadmap, bringing forward new subscription revenue opportunities for us, whilst creating cost synergies by materially reducing product development overhead and bringing valuable technology expertise, skills and talent into the business.

In June 2024, we partnered with legendary MMA coach Eric Nicksick and former UFC fighters Jessica-Rose Clark and Gilbert Melendez to help strengthen our connection to 640 million global MMA fans.

In September 2024, we announced a revenue share agreement with UFC Gym Group in relation to the intention of rolling out the Warrior Training Program and Hype across UFC Gym Group’s global network of gyms, consisting of both corporate-owned and franchise locations (with over 150 locations in 40 countries, including 80 in the United States). In addition, UFC Gym Group has hundreds of gyms in development. In the initial phase, these programs are expected to be introduced in locations across the United States, the Middle East, the UK, Germany, Mexico, India and Central Asia. Any revenue from the Warrior Training Program will be shared, with the UFC Gym Group receiving 70% and the Company receiving 30%. The agreement is effective for three years and either party may terminate the agreement upon written notice to the other of a breach of the agreement if such breach is not cured within 10 days following receipt of written notice of the breach. In addition, UFC Gym Group can terminate the agreement upon 60 days written notice to us. While we can provide no assurances, we believe, based on historical operating data, that this partnership has the potential to produce gross revenue of over US$7 million per annum, with the ability to grow with UFC Gym Group as they develop additional locations.

In September 2024, Conor McGregor was appointed as a global ambassador (“Ambassador Agreement”) and will provide services customarily associated with such roles for a company in the mixed martial arts and technology sector (“Services”). The term of the Ambassador Agreement shall be effective for three years and either party may terminate the agreement upon 10 days prior written notice if the other party breaches the agreement and does not cure such breach within such time period. In consideration for providing these Services under the Ambassador Agreement, and pursuant to the exemption from registration provided for in Regulation S promulgated under the Securities Act, Mr. McGregor received 700,000 performance share rights that will vest once the 30-day volume-weighted average price (VWAP) achieves the following trigger: 150,000 shares on execution of the Ambassador Agreement; 100,000 shares when the share price reaches US$7.50; 150,000 shares when the share price reaches US$10.00; 150,000 shares when the share price reaches US$15.00 and 150,000 shares when the share price reaches US$20.00. Aligned with the three (3) year term of the Ambassador Agreement, Mr. McGregor is restricted from selling shares within three (3) years of issuance unless specific conditions are met, such as the Company’s written consent, a sale or liquidation of the Company, or if the Company breaches the agreement.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Conditions in Australia

We are incorporated under the laws of, and our principal offices are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia. See Item 3.D. “Key Information - Risk Factors” for a description of factors that could materially affect our operations.

Governmental regulation

We do not believe our activities create any significant environmental impact to any material extent. For more information regarding the governmental regulations applicable to us, please refer to Item 4.B. of this annual report.

Key Indicators of Performance and Financial Condition

The Company’s financial results for fiscal year 2024 show significant improvement compared to the previous year:

●	Reduced Losses: The loss after tax decreased to A$14,408,346 in fiscal 2024 from A$20,597,436 in fiscal 2023, an improvement of A$6,189,090.

●	Cash Position: As of June 30, 2024, the cash balance was A$3,544,837, which was A$157,730 lower than the A$3,702,567 on June 30, 2023.

●	Net Asset Position: The Company’s financial position dramatically improved to a net asset position of A$2,558,544 at June 30, 2024, shifting from a net liability of A$31,134,307 on June 30, 2023. The primary reason for improvement was due to conversion and redemption of convertible notes into equity shares and cash.

Key factors contributing to this improvement include:

●	Reduced finance costs.

●	Fair value movement in derivative liability.

A significant development was the redemption or conversion of all convertible notes upon the Company’s NYSE- American listing on March 27, 2024. This action:

●	Eliminated these financial liabilities from the balance sheet.

●	Removed the impact of non-cash expenses related to convertible notes, such as interest components and fair value movements of derivative liabilities.

Key Components of Results of Operations

Revenues

Sales revenue consists of license fees and are recognized upon the provision of the right to use our intellectual property related to the Warrior Training Program, which is a set of mixed martial arts training programs and relevant branding and support.

We enter into contracts with our partner gyms for the partner gym to run our Alta branded Warrior Training Program for 20 weeks within their gym. The contract is accompanied by a license agreement between us and our partner gyms. The determination of the program revenue amount is dependent on the number of participants in each series for each gym. We receive payment in advance directly from the participant. We are then required to settle contractual payments to the partner gyms as a percentage of the total training fees collected from participants. Net revenue from program fees is the gross program fees, less contractual payments to our partner gyms. Revenues from sales of the Warrior Training Program represented greater than 70% of our net revenues during the periods ended June 30, 2024 and 2023.

Other Income

Ticketing Services

In October 2023, we launched ticketing services for live Alta events and seminars, including the Warrior Training Program finale events.

Expenses

Contractual Obligations to Gyms

We enter into license agreements with partner gyms for the implementation of our branded 20 week Warrior Training Program. Under the license agreements, we receive all revenue generated from the implementation of our Warrior Training Program by our partner gyms, and subsequently distributes a portion of such revenues to our gym partners based on the terms of the license agreements. We recognize these contractual obligations to gyms as a component of net revenue from program fees.

Marketing and Advertising

We incur marketing and advertising expenses for the promotion, and the generation of leads and revenue for the Warrior Training Program. Marketing and advertising expenses are recognized as an expense as incurred. Our marketing and advertising costs consist primarily of:

●	salaries and related overhead expenses for personnel in marketing and advertising functions (for example wages, salaries and associated on costs such as superannuation, share-based incentives and payroll taxes, plus travel costs and recruitment fees for new hires); and

●	third party costs for consultants who perform marketing and advertising activities on our behalf and under our direction, rent costs for our global offices, and other miscellaneous costs.

Management and Administration

Management and administration costs are recognized as an expense as incurred. Our management and administration costs consist primarily of employee salaries and related costs for employees in executive, corporate and administrative functions. Other significant management and administration expenses include audit fees, legal fees, finance support fees and other business consultant fees. Employee salaries and benefits include wages and salaries, superannuation, non-monetary benefits, payroll taxes, annual leave and long service leave.

Financing Costs

Our convertible notes can be converted into Ordinary Shares upon specific conversion events and are recognized as financial liabilities as the number of Ordinary Shares to be issued may vary with changes in fair value. Interest related to the financial liability is recognized in profit or loss.

Fair Value on Financial Liabilities

Fair value of financial liabilities comprises the fair value adjustment relating to embedded derivatives relating to the conversion option within convertible notes. Please refer to Notes 21 of our consolidated financial statements for further detail.

Share Based Payment Expense

Share based compensation expenses are recognized in line with our accounting policy for share based compensation, which is described Note 22 of our consolidated financial statements. Share based compensation expenses consist of costs related to share based incentives granted to personnel across all functions and key advisers and ambassadors.

Information Technology Costs

Information technology costs are incurred to support our technology stack including subscriptions and systems and maintenance costs.

Depreciation and Amortization

Property, Plant and Equipment, intangible assets and Right of Use assets such as trademarks and platform development costs are held and depreciated on straight-line basis. The depreciation and amortization is recognized in the profit and loss. For further detail please refer to Notes 11, 12, and 20, respectively, of our consolidated financial statements for further detail.

Other Expenses

Other expenses include rent, foreign exchange gains and losses and other general costs that we incur.

Results of operations and comparison of the years ended June 30, 2024 and 2023

The following table summarizes our results of operations for the periods ending June 30, 2024 and June 30, 2023, respectively, and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	For the Year Ended June 30,				Change
	2024		2023		A$	%

Consolidated Income Statement Data:
Revenue:
Revenue from Program Fees	A$	929,319	A$	937,415	(8,096)	(1)%
Less: Contractual payments to gyms	A$	(537,012)	A$	(574,025)	37,013	(6)%
Net Revenue from program fees	A$	392,307	A$	363,390	28,917	7%
Other income:
Other income	A$	170,005	A$	1,173,421	(1,003,416)	(86)%
Total revenue and other income	A$	562,312	A$	1,536,811	(974,499)	(63)%
Expenses:
Program expenses	A$	160,578	A$	229,848	(69,270)	(30)%
Employee Salaries and benefits	A$	5,504,592	A$	4,219,655	1,284,937	30%
Share Based Payments	A$	4,521,598	A$	2,365,384	2,156,214	91%
Advertising fees	A$	613,348	A$	721,713	(108,365)	(15)%
Professional fees	A$	1,790,344	A$	864,419	925,925	107%
Rent	A$	11,169	A$	11,793	(624)	(5)%
IT costs	A$	566,709	A$	633,220	(66,511)	(11)%
Depreciation and amortization	A$	520,697	A$	360,021	160,676	45%
Net foreign exchange gain	A$	(146,543)	A$	(47,359)	(99,184)	209%
Finance costs	A$	3,262,927	A$	4,472,730	(1,209,803)	(27)%
Other expenses	A$	1,565,924	A$	1,432,094	133,830	9%
Fair value movement in derivative liability	A$	(3,400,685)	A$	6,870,729	(10,271,414)	49%
Total Expenses	A$	14,970,658	A$	22,134,247	(7,163,589)	(32)%
Loss before income tax expense	A$	(14,408,346)	A$	(20,597,436)	6,189,090	(30)%
Income tax expense		-		-	-	-
Loss after income tax expense for the year	A$	(14,408,346)	A$	(20,597,436)	6,189,090	(30)%
Other comprehensive loss, net of tax	A$	(20,710)	A$	(36,465)	15,754	(43)%
Total comprehensive loss for the year attributable to the members of the Alta Global Group Limited	A$	(14,429,056)	A$	(20,633,901)	6,204,844	(30)%
Loss per share:
Basic loss per share	A$	(1.40)	A$	(5.26)	-	-
Diluted loss per share	A$	(1.40)	A$	(5.26)	-	-

Comparison of key movements in revenue

Revenue from Program fees

During the period ending June 30, 2024, we generated A$929,319 in revenue from program fees and A$392,307 in net revenue from program fees, which deducts our contractual payments to the gyms.

The following table shows movement within revenue for the periods ending June 30, 2024 and June 30, 2023, respectively, together with the changes in those items:

	For the Year Ended June 30,				Change
	2024		2023		A$	%

Revenue from program fees:
Revenue from Program Fees	A$	929,319	A$	937,415	(8,096)	(1)%
Less: Contractual liabilities to gyms	A$	(537,012)	A$	(574,025)	37,013	(6)%
Net revenue from program fees	A$	392,307	A$	363,390	28,917	8%

Net revenue from Programs has remained consistent over the two reporting periods, while we remained focused on the development of the ALTA Community platform which will be launch in fiscal year 2025, as well as the integration of MixedMartialsArts.com and Hype.Co, both acquired in fiscal year 2024.

Moving forward our focus shifts to other revenue activation beyond the Warrior Training Programs and right sizing our operating costs to reflect the lower human intervention sales products of the Community Platform and Hype.co. The acquisition of Hype.Co, revitalization of MixedMartialsArts.com, partnership with UFC Gym and partnership with Conor McGregor collectively brings forward the realisation of Alta’s long-term growth strategy of focusing on building a unified global platform that connects martial arts fans, participants, gym operators, and coaches.

Other Income

Other income was A$170,005 for the period ending June 30, 2024, compared to A$1,173,421 for the period ending June 30, 2023. The following table shows movement within other income, together with the changes in those items:

	For the Year Ended June 30,				Change
	2024		2023		A$	%

Other income:
Research and development tax incentive	A$	-	A$	1,149,525	(1,149,525)	100%
Finale, Franchise fee and others fees	A$	167,021	A$	22,600	144,421	639%
Merchandise sales	A$	2,984	A$	1,296	1,688	130%

Other income	A$	170,005	A$	1,173,287	(1,003,416)	(86)%

Other income decreased mainly due to reduction in R&D rebate in FY24. The FY 2024 Research and Development incentive will be applied for on lodging of the FY 2024 tax return with the Australian Tax Office and recognised once reasonable assurance that the Company will comply with the conditions and that the grants will be received.

Please refer to section C. Research and Development, Patents and Licenses, etc. for further details.

Finale, franchise fee and others fees increased due to the activation of ticketing services.

Comparison of key movements in expenses incurred

Program Expenses

There has been a decrease of A$69,270 in program expenses for the period ending June 30, 2024 compared with the period ending June 30, 2023. The decrease in program expenses is due to cost savings achieved through procuring merchandise and streamlining finale costs.

Employee salaries and benefits and professional fees

Employee salaries and benefits increased by A$1,284,937 for the period ending June 30, 2024. This was primarily due to new staff hires, salary increases and activation of ambassadors.

Professional fees increased by A$925,925 for the period ending June 30, 2024. This is primarily related to increases in accounting, legal and audit services fees pertaining to initial public offering on the NYSE.

Share Based Compensation Expenses

Share based compensation expenses increased by A$2,156,214 for the period ending June, 30 2024. This increase was due to the issuance of restricted share units as per the employee incentive plan, advisor options, reach options, warrants and over-allotment option to underwriter. Please refer to Note 22 of our consolidated financial statements for further detail.

Fair Value movement in Financial Liabilities

Fair value on financial liabilities comprises the fair value adjustment relating to embedded derivatives relating to the conversion option within convertible notes. The fair value gain for the period ending June 30, 2024 was A$3,400,685 compared to a fair value loss of A$6,870,729 for the period ending June 30, 2023.

Please refer to Note 21 of our consolidated financial statements for further detail. In addition, please refer to ‘Key Indicators of Performance and Financial Condition’ section above to understand the impact of non-cash accounting expense on the profit and loss for the period.

Finance Costs

Finance costs relating to the convertible notes decreased by A$1,209,803 in the period ending June 30, 2024. This reduction was primarily due to the conversion event on March 27, 2024, resulting in the interest expense to be recognized for 9-months for the period ending June 30,2024 compared to 12-months for the period ending June 30, 2023.

Other Expenses

Other expenses increased by A$133,830 for the period ending June 30, 2024. The increase is primarily due to capital raising fees, international travel and insurance. These costs were primarily due to the company successfully closing out an initial public offering on the NYSE.

B. Liquidity and Capital Resources

Sources of Liquidity

From our inception through June 30, 2024, we have funded our operations principally with A$31 million in proceeds from the sale of our Ordinary Shares and convertible notes.

As of June 30, 2024, the Company had a cash balance of A$3,544,837, as compared with A$3,702,567 as of June 30, 2023.

On March 28, 2024 we successfully listed on the New York Stock Exchange and on April 2, 2024, the Company received net proceeds of US$5,767,887 (A$8,842,460) after deducting underwriting discounts and offering expenses from the initial public offering.

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Group’s current strategic plans, the Group is dependent on obtaining financing through equity financing, debt financing or other means.

The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Position and Need for Additional Capital.”

If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future commercial activities.

The Company is confident that it will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by PCAOB standards about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

	For the Year Ended June 30,
	2024		2023

Cash Flow Data:
Net cash used in operating activities	A$	(9,386,196)	A$	(5,555,868)
Net cash (used in)/provided by investing activities	A$	(223,674)	A$	69,673
Net cash provided by financing activities	A$	9,472,851	A$	8,655,252

Cash Flows from Operating Activities. Net cash outflows from operating activities increased by A$3,830,328 over the comparable period. This was due to increase in payments to suppliers, professional fees, gyms and employees. In fiscal 2024, costs pertaining to the IPO are also included in net cash used in operating activities. Costs relating to the IPO included legal, accounting, audit and underwriting fees and represented a significant portion of the uplift in net cash outflows from operating activities for the reporting period.

Cash Flows from Investing Activities. Net cash outflows from investing activities increased by A$293,347 due to the acquisition of intangible assets, including both internally generated and externally acquired including the acquisition of MMA LLC and Hype.CO during the reporting period.

Cash Flows from Financing Activities. Net cash inflows provided by financing activities increased by A$817,599. Cash provided by financing activities at June 30, 2024 primarily represents the proceeds from the initial public offering.

Contractual Obligations

Employee Liabilities

As of June 30, 2024, we had A$509,964 accrued in annual leave and long service leave balances for our employees, as compared to A$376,119 as of June 30, 2023.

Trade and Other Payables

As of June 30, 2024, we had A$1,991,536 in trade and other payables, as compared to A$2,034,436 as of June 30, 2023. There were no other significant contractual obligations at June 30, 2024 or 2023.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our product development strategy is based on typical inputs such as market and user research, routine strategy planning, and iterative financial analysis, but it is first and foremost based on the principle of co-evolution.

This approach enables the simultaneous growth of our organization alongside our growing global constituents. Our goal is to ensure that our platform remains relevant, starting with mixed martial arts, and extending to community-driven sports globally.

Accordingly, we intend to continue to invest in research and development projects and enhance our product management, user experience design, software engineering and quality assurance skills to help expand and improve the functionality of our current platform and broaden our capabilities to address new market opportunities.

Research and Development (R&D) Grant

The R&D Grant relates to tax incentive payments from the Australian government’s Innovation Australia Research and Development Tax Incentive Plan for research and development activities conducted in Australia in relation to the development of the technology underlying our platform that meets the regulatory criteria. A refundable tax offset is available to eligible companies with an annual aggregate revenue of less than A$20,000,000. Eligible companies can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (the “ATO”). For fiscal year 2023, we received an R&D Grant for A$480,853 as compared to A$697,028 for fiscal year 2022. The amount of the R&D Grant, if any, for fiscal year 2024 has not yet been finalized.

Research and Development Expenses

We incur research and development expenses related to the development of our software platform. The goal of our research and development activities is to develop and provide a complete cloud-based solution that connects consumers with gyms, provides training programs for members, provides complete gym management capabilities, and integrates payment technology.

Research and Development rebate recognition.

The Company will continue to apply for the Research and Development incentive as long as it continues to be eligible and will conduct eligible research and development activities. The applicable legislation that governs the eligibility to participate in the R&D incentive program is Division 355 of the Income Tax Assessment Act 1997 (ITAA 1997). The fiscal year 2024 R&D incentive will be applied for on lodging of the fiscal year 2024 tax return in November 2024 and any associated rebate will be recognized in fiscal year 2025.

In comparison, A$1,149,525 was recognized as of June 30, 2023, which included rebates from FY21, FY22 and FY23.

D. Trend Information

Please refer to our disclosure set forth under “Item 3. Key Information⸺D. Risk Factors,” “Item 4. Information on the Company” and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments, strategies, and operations that are most likely to affect our business and results of operations through 2024.

E. Critical Accounting Estimates

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances.

Critical accounting judgements, estimates and assumptions that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years are discussed below.

Reverse Share Split

On January 24, 2024, there was a Reverse Share Split of our issued and outstanding Ordinary Shares and Ordinary Share equivalents on the basis of four (4) securities for every five (5) securities held. All issued and outstanding Ordinary Shares and Ordinary Share equivalents and per share data have been adjusted throughout this annual report to reflect the Reverse Share Split for all periods presented.

Going Concern

The consolidated financial statements for the reporting periods have been prepared on a going concern basis which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

We have assessed that there is a substantial doubt related to going concern that may cast significant doubt over our ability to continue as a going concern as we incurred a loss after tax of A$14,408,346 for the year ended June 30, 2024 compared to A$20,597,436 for the year ended June 30, 2023, had net cash outflows from operating activities of A$9,386,196 for the year ended June 30, 2024 compared to $5,555,868 for the year ended June 30, 2023, had a net asset position of $2,558,544 as at June 30, 2024 compared to net liability $31,134,307 as at June 30, 2023, and net current asset position of $1,049,355 as at June 30, 2024, compared to net current liability position of $21,916,914 as at June, 30 2023. As a result of these conditions, the Company may be unable to realize its assets and discharge its liabilities in the normal, course of business.

On March 27, 2024, the Company successfully listed on the NYSE American. In addition, all convertible notes that were on issue prior to the initial public offering have either been converted into Ordinary Shares or redeemed and therefore there is no convertible note debt, host or derivative liabilities on the Consolidated Statement of Financial Position as at June 30, 2024.

The remaining interest on convertible notes and the final fair value movement in derivative liability is reflected in the Consolidated Statement of Profit or Loss for the year ended June 30, 2024.

The ongoing operation of the Company remains dependent upon raising additional funds. In light of the future expenditures to be incurred in executing on our strategic plans, we are dependent on obtaining financing through equity financing, debt financing or other means. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as our business performance. There is no assurance that we will be successful in our efforts to raise additional funding on terms satisfactory to us. If we do not obtain additional funding, we may be required to delay, reduce the scope of, or eliminate our current operations.

However, we believe that we will be able to raise additional funds as required to meet our obligations as and when they become due and are of the opinion that the use of the going concern basis remains appropriate. Our ability to continue as a going concern and to pay debts as and when they become due is dependent on the following:

●	we have historically been successful in raising funds;

●	we have listed on the New York Stock Exchange in the United States. As a listed vehicle, we have capital raising options such as placements, share purchase plans, rights issues and entitlement offers, dividend reinvestment plans, hybrids and retail notes, warrants and PIPEs;

●	our level of expenditure continues to be managed and will continue to be managed to maximize run-way; and

●	we have reason to believe that in addition to the cash flow currently available, additional revenues will continue to be received through the sale of our products and services throughout the course of the year.

If we decide to raise capital, the issuance of additional Ordinary Shares would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

Should we be unable to raise additional funds on a timely basis, we may be required to realize our assets and discharge our liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should we be unable to continue as a going concern and meet our debts as and when they become due.

Revenue From Contracts With Customers Involving Program Fees

When recognizing revenue in relation to the sale of goods to customers, the key performance obligation of the entity is considered to be the point of delivery of the rights to use the license and the relevant training program to the gyms as the customers, as this is deemed to be the time that the gym obtains control of the promised service and therefore the benefits of unimpeded access.

Determination of Variable Consideration

Judgement is exercised in estimating variable consideration which is determined having regard to past experience with respect to the cancelled contracts with the entity where the partner gyms maintains a right of termination pursuant to the license agreement. Revenue will only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We have determined that any deposit received for training programs scheduled until a month after year end will reliably proceed and we have recognized the relevant gross revenue as probable and measurable.

Share-Based Payment Transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recognition of Deferred Tax Assets

Deferred tax assets are recognized for deductible temporary differences only if the entity considers it is probable that future taxable amounts will be available to utilize those temporary differences and losses. We have not recognized deferred tax assets from brought forward losses as we do not believe that it is probable that there are future taxable profits available to recover the asset as at the reporting dates.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognized at cost. Indefinite life intangible assets are not amortized and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortization and any impairment. The gains or losses recognized in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortization method or period.

Trademarks

Significant costs associated with patents or trademarks are deferred and amortized on a straight-line basis over the period of their expected benefit, being their finite life of 10 years.

Capitalized Web Development Costs

Costs incurred in developing our platform that will contribute to future year financial benefits through revenue generation and/or cost reduction are capitalized. The amortization of these costs is recognized in the profit and loss.

Software

Significant costs associated with software are deferred and amortized on a straight-line basis over the period of their expected benefit, being their finite life of four years.

Impairment of Non-Financial Assets

We assess impairment of non-financial assets at each reporting date by evaluating conditions specific to the us and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Impairment of Receivables

Trade and other receivables are assessed at each reporting date for impairment by assessing conditions and events specific to us and a provision for refund raised accordingly.

Finance Costs

Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Valuation of Derivative Liability

The fair value of the conversion feature pertaining to the convertible notes is determined at each reporting date and the changes in fair value are recognized in the profit and loss.

Issued capital

Ordinary Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officers and board of directors as of June 30, 2024.

Name	Age	Position
Executive Officers
Nick Langton	51	Founder, Director and Chief Executive Officer
Neale Java	40	Chief Financial Officer

Independent Non-Executive Directors
Vaughn Taylor	40	Chairman of the Board of Directors
Hugh Williams	51	Director
Jonathan Hart	40	Director and Company Secretary

Executive Officers

Nick Langton – Founder, Director and Chief Executive Officer

Nick Langton has served as our Chief Executive Officer and director since February 2017. Mr. Langton is a leading financial services executive with over 25 years of experience. As CEO, Mr. Langton has led some of Australia’s largest wealth advisory firms including the Private Wealth division of Perpetual Limited (ASX:PPT) and Bridges Financial Services, a wholly owned subsidiary of Insignia Financial Ltd (ASX:IFL). Mr. Langton has an undergraduate degree in economics from University of Sydney, postgraduate in finance from Securities Institute of Australia and completed the Advanced Management Program at Harvard Business School. Mr. Langton has served as a director of Fortnum Private Wealth since May 2018. We believe Mr. Langton is qualified to serve as a member of our board of directors because of his role in founding the Company, as well as his deep sector knowledge, expertise and contacts in the martial arts community globally.

Neale Java – Chief Financial Officer

Neale Java has served as our Chief Financial Officer since March 2023. Mr. Java brings a track record of leadership in the technology industry and partnering with executive leadership and boards to drive exceptional growth in enterprise value. This record is complemented by his results in taking companies from start-up to scale up, broad experience in accessing capital markets and has a strong track record of growing companies globally with rapidly evolving strategies. Prior to serving as our Chief Financial Officer, Mr. Java was the Chief Financial Officer of Gelteq ltd from June 2022 to February 2023; Chief Financial Officer of Control Bionics Ltd. (ASX:CBL) from February 2021 to June 2022; and Chief Financial Officer and Chief Operating Officer at thedocyard Limited (ASX:TDY) from October 2019 to December 2020. In addition, Mr. Java served as the Executive Director at thedocyard (ASX:TDY) from June 2020 to December 2020 and served on the advisory board of Treety. Mr. Java received a Bachelor of Electrical Engineering from University of Wollongong in 2006, a Master of Applied Finance from Macquarie University in 2012 and an Executive Master of Business Administration from INSEAD in 2019. He has also completed the Executive Program for Growing Companies at the Graduate School of Business of Stanford University in 2016 and is a graduate and member of the Australian Institute of Company Directors since 2021. We believe Mr. Java is qualified to serve as the Chief Financial Officer because he brings significant strategic, operational and financial expertise across from a range of publicly listed and private companies, particularly emerging technologies, SaaS and e-commerce companies.

Independent Non-Executive Directors

Vaughn Taylor – Chairman of the Board of Directors

Vaughn Taylor has served as our Non-Executive Chairman since August 2021. Previously, from July 2010 to April 2021, Mr. Taylor served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the global investment platform of the Western Australian based Bennett Family, whose wealth is tied to the Australian Iron Ore industry. Mr. Taylor was with AMB since the formation of the investment platform in 2010, and was responsible for executing on the investment strategy, expanding the investment platform and portfolio into offshore markets, overseeing the operations and portfolio on a day-to-day basis and sourcing new investment opportunities. Throughout his career, Mr. Taylor has been a board member of a number of leading organizations both in Australia and internationally across a range of sectors. In addition to his role as Non-Executive Chairman of Alta, Mr. Taylor is currently serving as a Non-Executive Director of IperionX Limited (NASDAQ:IPX, ASX:IPX) (leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing) from March 2021 to present, Non-Executive Chairman of Frontier Pets Pty Ltd (an Australian pet food manufacturer and direct to consumer sales business) from May 2021 to present, Non-Executive Chairman of Urban Rest Holdings Pty Ltd (trading as Urban Rest) (a global serviced apartment provider focusing on the corporate traveler), Non-Executive Director of Year 13 Pty Ltd (a youth engagement platform connecting youth with career advice and post-school opportunities) from May 2021 to September 2024 and Non-Executive Director of Xcend Pty Ltd (an Australian share registry and unitholder registry provider to listed and unlisted companies and funds) from September 2022 to present. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University and gained further accreditation at the Robert H. Smith School of Business at the University of Maryland (USA). Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA. We believe Mr. Taylor is qualified to serve as a member of our board of directors because of his extensive experience in investing growth capital into operating companies and working with founders to build highly successful businesses.

Hugh Williams – Director

Hugh Williams has served as our director since August 2021. For the past 13 years Mr. Williams has been Managing Director of Pitt Street Real Estate Partners, which is a diversified real estate financier, developer and investor. During this period, Mr. Williams has sat on more than 20 private company boards and chaired numerous committees in that time. We believe Mr. Williams is qualified to serve as a member of our board of directors because of his extensive experience in strategy, development, and operation of highly successful businesses.

Jonathan Hart – Director and Company Secretary

Jonathan Hart has served as our director since May 2023 and Secretary since August 2021. Mr. Hart is a corporate lawyer and has over 20 years of corporate advisory experience. He has extensive cross border experience specializing in corporate advisory, scale up and debt and equity financing, across a broad range of industry sectors. Mr. Hart holds a Bachelor of Laws and Commerce from Murdoch University. Mr. Hart currently serves as a director of Hartness Consulting Pty Ltd, established in 2012 specializing in corporate advisory and debt and equity services to private and publicly listed companies in a range of sectors including technology, healthcare and resources. From April 2023 to May 2024, Mr. Hart served as a director of Xcend, an Australian share registry and unitholder registry provider to listed and unlisted companies and funds. Since December 2022, Mr. Hart has served as company secretary of Urban Rest, a global service apartment provider focusing on the corporate traveler. Since March 2023, Mr. Hart has served as a company secretary of Noviqtech Limited, a company harnessing the power of artificial intelligence and distributed ledger technology to provide trusted and transparent reporting across supply chains, carbon emissions reporting, and guarantee of origin. Since September 2024, Mr. Hart has served as a company secretary of Opyl Limited, a provider of AI-driven solutions for predicting, simulating, and optimising clinical trials on a global scale. Since September 2024, Mr. Hart has served as a company secretary of Brazilian Rare Earths Limited, a company that owns and operates a district scale Tier 1 Rare Earths Province, located in Brazil. Since October 2024, Mr. Hart has served as a company secretary of Frontier Pets Pty Ltd, a provider of premium quality pet food made from 100% whole of-life free-range protein and certified organic produce. From March 2020 to March  2024, Mr. Hart has served as company secretary of HeraMED Limited, a medical data and technology company involved in the digital transformation of maternity care. We believe Mr. Hart is qualified to serve as a member of our board of directors because he brings extensive legal and corporate experience as well as a strong business background to our company.

There are no family relationships among our directors and senior executives, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Overview

Our remuneration philosophy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on individual and Company performance and tenure at the Company. Our board believes the remuneration philosophy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board is responsible for determining the appropriate remuneration package for our executive officers and independent non-executive directors and may be advised by independent executive compensation specialist advice.

Our executive officers in Australia receive a superannuation guarantee contribution required under Australian law and do not receive any other retirement benefits.

Remuneration of Executive Officers

For the fiscal year ended June 30, 2024, the aggregate cash remuneration paid to our executive officers was A$731,589 comprising A$668,859 in cash and A$62,730 in post-employment superannuation and other similar payments.

Our executive officers receive fixed compensation as well as short-term and long-term incentives. The level of fixed remuneration is set to provide a base level of compensation which we consider both appropriate to the applicable position and competitive in the marketplace. Fixed compensation is comprised of base salary inclusive of superannuation contribution and other similar payments.

From time to time, our board may approve cash bonuses for our executive officers based on individual performance, company performance or as otherwise determined appropriate. Payments of such bonuses will generally be made in the fiscal year following the year in which they were earned.

We also provide long-term incentives with the creation of shareholder wealth. Details of the share rights are provided further below.

Remuneration of Independent Non-Executive Directors

For the fiscal year ended June 30, 2024, the aggregate remuneration paid to our independent non-executive directors was A$315,000 comprising A$315,000 in cash and A$0 in post-employment superannuation.

We also provide long-term incentives to align our non-executive directors with the creation of shareholder wealth. Details of the share rights are provided further below.

Employment Agreements with Executive Officers

Nick Langton

We entered into an employment agreement with Nick Langton, the Chief Executive Officer of the Company, on July 1, 2023. Pursuant to the employment agreement, Mr. Langton shall receive a base salary of A$300,000 per annum, exclusive of superannuation. Either party may terminate the employment agreement upon twelve months written notice. We may also terminate the employment agreement by giving Mr. Langton pay in lieu of notice for part or a whole of the notice period, or by requesting that Mr. Langton undertake alternative, or no duties, for the duration of his notice. If Mr. Langton does not work during his entire notice period, we reserve the right to withhold any salary owed to Mr. Langton for the unworked portion of his notice period. We may also terminate the employment agreement without notice if Mr. Langton engages in misconduct as specified in the employment agreement. If terminated other than due to voluntary resignation, death, disability or for cause, then Mr. Langton will be entitled to a lump sum severance payment, equivalent to 12 months’ pay (exclusive of short or long-term incentives).

Neale Java

We entered into an employment agreement with Neale Java, the Chief Financial Officer of the Company, on February 20, 2023. Pursuant to the employment agreement, Mr. Java shall receive a base salary of A$300,000 per annum, inclusive of superannuation. Under Mr. Java’s employment agreement, subject to the Company raising a minimum of A$15 million by June 30, 2024, Mr. Java was eligible for a short term incentive up to a maximum of A$150,000, payable on completion of a successful capital raising. The actual short term incentive paid in June 2024 was A$98,589. Mr. Java’s employment is subject to a probationary period of six months. After such probationary period has ended, either party may terminate the employment agreement upon 3 months’ written notice, and we may terminate the employment agreement by giving Mr. Java pay in lieu of notice for part or a whole of the notice period. We may also terminate the employment agreement immediately “for cause” if Mr. Java is guilty of serious misconduct or otherwise commits a serious or persistent breach of the employment agreement. During the probationary period, Mr. Java may terminate his employment upon four weeks’ written notice or immediately by forfeiting four weeks’ compensation, and the Company may terminate Mr. Java’s employment upon one weeks’ written notice or immediately with one weeks’ compensation in lieu of written notice.

Summary of Remuneration of Directors and Executive Officers

Details of the remuneration received by our executive officers for the fiscal year ended June 30, 2024 are set forth below.

	Salary/Fees		Post- employment Superannuation		Short- term incentive	Share rights		Total
Executive Officers
Nick Langton (1)	A$	300,000	A$	33,000		A$	315,953	A$	648,953
Neale Java (2)	A$	270,270	A$	29,730	$98,589	A$	63,190	A$	461,779

Details of the remuneration received by our directors for the fiscal year ended June 30, 2024 are set forth below.

	Salary/Fees		Post- employment Superannuation	Short- term incentive	Share rights		Total
Directors
Hugh Williams (3)	A$	75,000	-	-	A$	26,451	A$	101,451
Vaughn Taylor (4)	A$	150,000	-	-	A$	135,198	A$	285,195
Jonathan Hart (5)	A$	90,000	-	-	A$	87,438	A$	177,438

(1) For the fiscal year ending June 30, 2024, Mr. Langton, through Snowflower Holdings Pty Ltd as trustee for the Snowflower Family Trust Account, was issued 172,000 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026. Tanya Langton, spouse of Mr. Langton, was issued 6,000 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the 50% of the share rights will vest and become exercisable on October 1, 2026.

(2) For the fiscal year ending June 30, 2024, under Mr. Java’s employment agreement, Mr. Java was paid a short-term incentive of A$98,589. Mr. Java, through 3213 Ventures Pty Ltd as trustee for the Java Holdings Trust, was issued 34,400 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

(3) For the fiscal year ending June 30, 2024, Mr. Williams, through Champ 7 Pty Ltd as trustee for the Williams Family Trust Account, was issued 14,400 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

(4) For the fiscal year ending June 30, 2024, Mr. Taylor, through Nalaroo Holdings Pty Ltd as trustee for the Lavoipierre Taylor Fam Trust Account, was issued 73,600 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

(5) For the fiscal year ending June 30, 2024, Mr. Hart, as trustee for the J Hart Family Trust Account, was issued 47,600 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

Incentive Plans

Start-Up Employee Share Option Plan

In August 2021, our board approved a Start-Up Employee Share Option Plan, or ESOP. The ESOP was available for employees, directors, advisors and consultants, with the ESOP to be managed by the board, at its discretion.

The ESOP was designed with the aim to be tax efficient for our recipients and remove any taxation event on issuance or vesting. In Australia, the Australian Taxation Office, or ATO, developed “start up ESOP concessions” for companies, like ours, that are deemed to be start-ups under criteria established by the ATO. The start up concessions were developed to make Australia competitive in order to attract and retain top talent in the start-up eco-system.

We have issued options under the ESOP on the following terms:

●	options may be exercised for Ordinary Shares;

●	three year vesting - cliff vesting on three-year anniversary after issuance;

●	strike price – net tangible assets adjusted for convertible notes, divided by the number of outstanding Ordinary Shares assuming conversion of any convertible notes (“Net Tangible Asset”). The Net Tangible Asset method has been adopted as per valuation guidelines set by the ATO; and

●	the board has discretion to force vesting or conversion on certain liquidity events such as an initial public offering or sale of our Company.

As of October 31, 2024, we have options to purchase up to 784,098 Ordinary Shares outstanding at a weighted average exercise price of A$1.28 per share.

Employee Incentive Plan

Background

On June 26, 2023, our board approved our Employee Incentive Plan, or EIP. The EIP provides ongoing incentives to any full time or part time employee of the Company or any of its subsidiaries (including a director or secretary of the Company or its subsidiaries who holds salaried employment with the Company or its subsidiaries on a full or part time basis) who is determined by the board to be eligible to receive grants of securities under the EIP. Such individuals are referred to as the Eligible Participants. The Company intends to make offers to Eligible Participants in Australia and other jurisdictions including the United States, subject to compliance with applicable laws.

Key Terms

Employee Awards

Under the EIP, the Company may offer or issue to Eligible Participants, the following awards (“Employee Awards”):

●	performance rights: a right to be issued or provided with an Ordinary Share at no issue price on specific vesting conditions being achieved;

●	options: a right to be issued or provided with an Ordinary Share upon the payment of the exercise price and which can only be exercised if specific vesting conditions are achieved;

●	loan shares: Ordinary Shares issued subject to a limited recourse loan and at no interest rate, subject to specific vesting conditions;

●	deferred share awards: Ordinary Shares issued to Eligible Participants:

●	who elect to receive Ordinary Shares instead of any wages, salary, director’s fees, or other remuneration; or

●	by the Company, in its discretion, in addition to their wages, salary and remuneration, or in lieu of any discretionary cash bonus or other incentive payment; or

●	exempt share awards: Ordinary Shares issued for no consideration or at an issue price which is a discount to the market price with the intention that up to A$1,000 (or such other amount which is exempted from tax under the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth) from time to time) of the total value or discount received by each employee will be exempt from tax.

Eligible Employees

Employee Awards may be granted at the discretion of the board to any person who is an employee or director of, or an individual who provides services to, the Company, collectively, the Primary Participants, or another person who is a spouse, parent, child or sibling of the Primary Participant.

Price

The board has discretion to determine the issue price and/or exercise price for the Employee Awards.

Vesting and Exercise of Employee Awards

The Employee Awards held by a participant will vest in and become exercisable on the satisfaction of any vesting conditions specified in the offer and in accordance with the rules of the EIP. Vesting conditions may be waived at the discretion of the board.

Change of Control

In the event a takeover bid is made to acquire all of the Company’s Ordinary Shares on issue, or a scheme of arrangement, selective capital reduction or other transaction is initiated which has an effect similar to a full takeover bid, the board may waive unsatisfied vesting conditions in relation to some or all Employee Awards. Further, if a takeover bid is made to acquire all of the Company’s Ordinary Shares on issue, participants may accept the takeover bid in respect of any Employee Awards (other than exempt share awards) which they hold notwithstanding the restriction period in respect of those Employee Awards has not expired.

Claw Back

If any vesting conditions of an Employee Award are mistakenly waived or deemed satisfied when in fact they were not satisfied, then, in accordance with the terms of the EIP, the board may determine that the relevant Employee Awards expire (if not yet exercised), or it may otherwise recover from the participant some or all of the Ordinary Shares issued on exercise of the Employee Awards or any proceeds received from the sale of those shares.

Variation of Share Capital

If prior to the exercise of an Employee Awards, the Company undergoes a reorganization of capital or bonus issue, the terms of the Employee Awards will be changed to the extent necessary to comply with the applicable listing rules.

C. Board Practices

Board Composition

As of October 31, 2024, our board consisted of four directors, three of whom are independent non-executive directors. Vaughn Taylor is the Chair of our board.

We believe that each of our directors has relevant industry experience. The membership of our board is directed by the following requirements of our Constitution and Board Charter:

●	there must be a minimum of 3 directors and may be a maximum of 10 directors;

●	in respect of a matter where a director has a material interest, the director may not vote in relation to the proposed arrangement except as permitted by the Corporations Act;

●	the Chairman of our board should, where possible, be a non-executive director; and

●	our board should, collectively, have the appropriate mix of qualifications, expertise and experience which will assist the board in fulfilling its responsibilities, as well as assisting the Company in achieving growth and delivering value to shareholders.

Our board is responsible for overseeing the performance of management. Our board has established delegated limits of authority, which define the matters that are delegated to management and those that require board’s approval. The functions and responsibilities reserved for the board and executive management are set out in our Board Charter.

Each non-executive director has a letter of appointment confirming the terms and conditions of their appointment as a director of the Company. There are no benefits payable to non-executive directors upon termination. In addition, the Company has entered into Deeds of Access, Insurance and Indemnity with its directors. Similar arrangements will be put in place for directors nominated for appointment upon the approval by the board.

The Company has or will agree to indemnify each of its directors against all liabilities incurred while holding office to the extent permitted by Australian law, including indemnifying directors for any legal expenses incurred in defending proceedings relating to their directorship of the Company. Any indemnified amounts must be repaid to the Company to the extent that a director is reimbursed from an insurance policy maintained by the Company for the directors. The Company has also agreed to obtain and pay the premiums for insurance policies for each of its directors, which include run-off cover for each director for a period of seven years after the director ceased to hold office.

Election of Directors

Directors are elected at our annual general meeting of shareholders. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.

Board Committees

To assist our board of directors with the effective discharge of its duties, we have established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under specific charters approved by our board of directors, which are available on our website.

Remuneration and Nomination Committee

The members of our Remuneration and Nomination Committee are Vaughn Taylor, Hugh Williams and Jonathan Hart. Mr. Williams acts as chairman of the committee. The committee’s role involves:

●	identifying, evaluating and recommending qualified nominees to serve on our board of directors;

●	evaluating, adopting and administering our compensation plans and similar programs advisable for us, as well as modifying or terminating existing plans and programs;

●	establishing policies with respect to equity compensation arrangements; and

●	overseeing, reviewing and reporting on various remuneration matters to our board of directors.

Audit and Risk Committee

The members of our Audit and Risk Committee are Vaughn Taylor, Hugh Williams and Jonathan Hart. Mr. Taylor acts as chairman of the committee. Subject to applicable phase-in requirements, the members of the committee will meet the criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act and Section 303A.06 and 303.07 of the New York Stock Exchange’s listing standards. Each member of our Audit and Risk Committee meets the financial literacy requirements of the listing standards of the NYSE American. The principal duties and responsibilities of our Audit and Risk Committee includes, among other things:

●	overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices;

●	overseeing and reporting on various risk management matters to our board of directors;

●	considering and approving or disapproving all related-party transactions;

●	reviewing our annual and semi-annual financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Code of Conduct

The Company has adopted a Corporate Code of Conduct applicable to all directors, officers and employees, which provides a framework for decisions and actions in relation to ethical conduct in employment. It underpins the Company’s commitment to integrity and fair dealing in its business affairs and to a duty of care to all employees, clients and stakeholders. The document sets out the principles covering appropriate conduct in a variety of contexts and outlines the minimum standard of behavior expected from employees, including to:

●	act honestly, with integrity and in the best interests of the Company as a whole;

●	operate within the law at all times;

●	carry out their work to a high standard;

●	preserve the confidentiality of sensitive information of the Company;

●	avoid conflicts of interest which may influence the conduct of duties;

●	not participate in corrupt conduct; and

●	observe the Company’s Code of Conduct, Securities Trading Policy and insider trading laws.

The directors and executives also have a fiduciary relationship with shareholders of the Company, making it unlawful to improperly use their position to gain advantage for themselves. At all times, directors and officers must act in the best interest of the Company and eliminate or abstain from participating in any discussion or decision-making process in relation to matters which they have a conflict of interest, not engage in insider trading and comply with all applicable anti-bribery laws.

Board Diversity Matrix

Board Diversity Matrix (As of June 30, 2024)
Country of Principal Executive Offices:		Australia
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors		4	⸺	⸺
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		N/A
LGBTQ+		N/A
Did Not Disclose Demographic Background		N/A

D. Employees

We had 24, 31 and 25 employees as of June 30, 2024, 2023 and 2022, respectively. As of June 30, 2024, we employed 4 employees in product development and engineering, 14 employees in sales and marketing and 6 employees in corporate office capacity.

The following table describes the number of employees by geographic location as of June 30, 2024, 2023 and 2022:

	As of June 30,
Country	2024	2023	2022
Australia	20	27	16
USA	2	2	4
Other	2	2	5
Total	24	31	25

E. Share Ownership

The shares and any outstanding beneficial ownership of our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” See “B. Compensation—Incentive Plans” of this Item 6 for information on our incentive programs.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of October 31, 2024. Percentage ownership calculations are based on Ordinary Shares outstanding as of October 31, 2024.

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of October 31, 2024 for:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	each of member of our board of directors and each named executive officer; and

●	the members of our board of directors and our executive officers as a group.

Except as otherwise indicated, all of the shares reflected in the table are Ordinary Shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The principal shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this annual report. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions” for further information regarding the principal shareholders. The business address of each principal shareholder is Level 12, 44 Market Street, Sydney, NSW 2000 Australia, unless otherwise indicated below.

	Ordinary Shares
Name	Number	Percentage of Ordinary Shares Beneficially Owned	Percentage of Total Voting Power (1)(2)
Directors and Executive Officers:
Nick Langton (3)	986,314	9.41%	9.41%
Vaughn Taylor (4)	242,920	2.32%	2.32%
Hugh Williams (5)	372,532	3.56%	3.56%
Jonathan Hart (6)	16,952	*	*
Neale Java	2,044	*	*

All executive officers and directors as a group (5 persons)	1,620,762	15.29%	15.29%
Principal Shareholders:
Snowflower Holdings Pty Ltd <Snowflower Family A/C>	982,768	9.38%	9.38%

*	Indicates less than 1%.

(1)	The number of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.

(2)	Each member of the Board has been awarded options to purchase Ordinary Shares for services on the Board. Shares awarded are issued to the recipient and vest over the term of services. In the event of early termination of services and not serving for the full term for which the shares were awarded, a pro rata portion of the shares are required to be returned to the Company.

(3)	Mr. Langton is a director of Snowflower Holdings Pty Ltd. Ordinary Shares held by Snowflower Holdings Pty Ltd (Snowflower Family Trust), an entity controlled by Mr. Langton. Mr. Langton has voting and dispositive control over all of these securities of the company. Also includes 3,554 Ordinary Shares held by Mrs. Tanya Langton, Mr. Langton’s wife.

(4)	Ordinary Shares held by Nalaroo Holdings Pty Ltd (Lavoipierre Taylor Family Trust), an entity controlled by Mr. Taylor.

(5)	Ordinary Shares held by Champ 7 Pty Ltd (Williams Family Trust), an entity controlled by Mr. Williams and 164,026 Ordinary Shares held by Gibb Street Capital Pty Ltd, an entity controlled by Mr. Williams.

(6)	Ordinary Shares held by Jonathan Hart (J Hart Family Trust). Mr. Hart is a beneficiary under the trust.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the percentage ownership of our major shareholders during the past three years.

Major Shareholders Voting Rights

Major shareholders do not have different voting rights.

Record Holders

As of June 30, 2024, there were 307 holders of record of our Ordinary Shares, of which 18 record holders, holding approximately 15.73% of our Ordinary Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees.

As of 30 June, 2023, there were 134 holders of record of our Ordinary Shares, of which 6 record holders, holding approximately 0.90% of our Ordinary Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees.

As of 30 June, 2022, there were 134 holders of record of our Ordinary Shares, of which 6 record holders, holding approximately 0.90% of our Ordinary Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees.

B. Related Party Transactions

Other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—Remuneration” or as described below, since July 1, 2023 through the date of this annual report, we did not enter into any transactions or loans required to be described by Item 7.B. of Form 20-F.

Deed of access, insurance and indemnity

We have entered into indemnity agreements with each of our directors and certain of our officers. These agreements provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of New South Wales.

Related Party Transaction Policy

Our board of directors has adopted a written related party transactions policy. Pursuant to this policy, our Audit and Risk Committee review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, our Audit and Risk Committee take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s consolidated financial statements including the notes thereto and report of the independent accounting firm.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. We are not aware of any legal proceedings nor are we subject to any threatened litigation that we believe is material to our business or financial condition.

Dividends and Dividend Policy

Since our incorporation, we have not declared or paid any dividends on our issued share capital. Any determination to pay dividends in the future will be at the discretion of our board and subject to Australian law. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

There have been no significant changes that have occurred since the date of the financial statements included with this annual report except as disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

See “Item 9. The Offer and Listing⸺C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the NYSE American under the symbol “MMA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information called for by this item is included in Exhibit 2.1 “Description of Securities” of this annual report. A copy of our Certificate of Registration is attached as Exhibit 1.1 to this annual report, and a copy of our Constitution is attached as Exhibit 1.2 to this annual report.

C. Material Contracts

Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified in “Item 10. Additional Information – E. Taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons require the approval of the Australian Federal Treasurer to acquire more than a limited percentage of interests in an Australian company. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Foreign Acquisitions and Takeovers Regulations 2015 (Cth) (together, the “FIRB Legislation”).

Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) is prohibited from acquiring 20% or more of the voting power (including potential voting power) or issued shares (including rights to, and other prescribed interests in, issued shares) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$310 million (or A$1,339 million for investors from free trade agreement countries, including the United States). All acquisitions of direct interests in Australian entities (generally comprising 10% or more of the voting power or issued shares) by foreign government investors, must be notified to the Australian Federal Treasurer in accordance with the FIRB Legislation.

If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FIRB Legislation, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

E. Taxation

TAXATION

The following is a summary of certain material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the acquisition, ownership and disposition of Ordinary Shares. This discussion is based on the laws in force as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of Ordinary Shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice. Each investor should consult its own tax adviser with regard to the application of the U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This summary does not address the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, the Medicare tax on certain net investment income or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of Ordinary Shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Certain Material U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our Ordinary Shares as of the date hereof. Except where noted, this summary is limited to U.S. Holders who purchase Ordinary Shares and hold such shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

●	insurance companies;
●	banks or other financial institutions;

●	individual retirement and other tax-deferred accounts;

●	regulated investment companies;

●	real estate investment trusts;

●	individuals who are former U.S. citizens or former long-term U.S. residents;

●	brokers, dealers or traders in securities, commodities or currencies;

●	traders that elect to use a mark-to-market method of accounting;

●	investors subject to special tax accounting rules as a result of any item of gross income with respect to our Ordinary Shares being taken into account in an applicable financial statement;

●	persons holding our Ordinary Shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;

●	grantor trusts;

●	tax-exempt entities;

●	persons that hold Ordinary Shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	persons that hold our Ordinary Shares in connection with a trade or business outside the United States;

●	persons that own (directly, indirectly or constructively) 5% or more of our equity;

●	persons subject to special tax accounting rules under Section 451(b) of the Code; or

●	persons that are not U.S. Holders (as defined below).

In this section, a “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this summary does not address the 3.8% Medicare contribution tax imposed on certain net investment income, the U.S. federal estate and gift tax or the alternative minimum tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares. We have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our Ordinary Shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of our Ordinary Shares.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of Ordinary Shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Distributions

As described in “Dividends and Dividend Policy” above, we do not currently anticipate paying any distributions on our Ordinary Shares in the foreseeable future. However, to the extent there are any distributions made with respect to our Ordinary Shares in the foreseeable future, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the Ordinary Shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our Ordinary Shares as dividend income. See “Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

If you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended, or the Treaty, or our Ordinary Shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

Our Ordinary Shares have been approved for listing on the NYSE American. We do not believe we were a PFIC for our taxable years ended June 30, 2022, June 30, 2023 or June 30, 2024, and do not expect to be a PFIC for our taxable year ended June 30, 2025. However, our status as a PFIC in the current taxable year ending June 30, 2025 and future taxable years will depend in part upon our use of the funds from our initial public offering, as well as our income and assets (which for this purpose depends in part on the market value of our shares) in those years. See the discussion below under “Passive Foreign Investment Company.” In addition, although we believe that our Ordinary Shares will generally be considered to be readily tradable on an established securities market, there can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our Ordinary Shares.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends you receive with respect to Ordinary Shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations-Taxation of Dividends.”

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of Ordinary Shares equal to the difference between the amount realized on the disposition (determined in the case of sales, exchanges or dispositions in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale, exchange or disposition or, if sold, exchanged or disposed of on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the Ordinary Shares. Your initial tax basis will be your U.S. dollar purchase price for such Ordinary Shares. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale, exchange or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for your Ordinary Shares, this recognized gain or loss will generally be long-term capital gain or loss if you have held the Ordinary Shares for more than one year. Generally, if you are a non-corporate U.S. Holder, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of Ordinary Shares. See “Australian Tax Considerations-Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company

The rules governing PFICs can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income (the “Income Test”) or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income (the “Asset Test”). Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own a proportionate share of the assets and to have received a proportionate share of the income of our principal subsidiaries for purposes of the PFIC determination.

Although we do not believe that we were a PFIC for the current year, our determination is based on an interpretation of complex provisions of the law, which are subject to changes, potentially retroactively. In addition, because PFIC status is determined on an annual basis based on facts and circumstances, and generally cannot be determined until the end of the taxable year, and because the calculation of the value of our assets may be based in part on the value of our securities, which may fluctuate considerably, there can be no assurance that we are not a PFIC for the current taxable year or will not be a PFIC for future taxable years.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold Ordinary Shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such Ordinary Shares. Under these rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC in the U.S. holder’s holding period, will be treated as ordinary income arising in the current taxable year; and

●	the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

Although PFIC status is determined annually, if you held Ordinary Shares during any taxable year while we were a PFIC, such determination generally will apply to you for subsequent years, whether or not we meet either the Income Test or Asset Test for PFIC status in those subsequent years. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Ordinary Shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) recognized on the transfer of the Ordinary Shares cannot be treated as capital gains, even if the Ordinary Shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income and any gain realized on the disposition of our Ordinary Shares.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, during such year you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. It is possible that any subsidiary we own would be a PFIC for the current taxable year or future taxable years. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

PFIC “Mark-to-market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of your Ordinary Shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such Ordinary Shares. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your Ordinary Shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your Ordinary Shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of Ordinary Shares if the Ordinary Shares are listed on the NYSE American, which constitutes a qualified exchange, although there can be no assurance that the Ordinary Shares will be “regularly traded” for purposes of the mark-to-market election. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding the fact that the value of such equity interest had already been taken into account indirectly via mark-to-market adjustments.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

PFIC “QEF” election

Alternatively, in certain cases a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the Ordinary Shares and proceeds from the sale, exchange or other disposition of the Ordinary Shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (currently on Form 8938) information with respect to their investment in the Ordinary Shares not held through an account with a U.S. financial institution.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in Ordinary Shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Ordinary Shares. This discussion has been reviewed by K&L Gates, Australian counsel to Alta with respect to certain tax matters.

It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends paid to Non-Australian Shareholders are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Treaty.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares-Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary Shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Treaty is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares-Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty. Non-Australian Shareholders that are companies deriving Australian sourced income will be assessed at the applicable Australian corporate tax of either 25% or 30%, depending on the composition and level of income derived by the corporate shareholder.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty should be payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on the ASX or NYSE American at all relevant times unless they acquire a significant interest (i.e., the shares that are subject of the arrangement do not represent 90% or more of all issued shares) and the company is a landholder for duty purposes.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website at www.sec.gov or from the investor relations page on our website at https://altaglobalgroup.com. Information on our website is not incorporated by reference into or otherwise part of this annual report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

We do not invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Thereby we do not believe that we have a material exposure to interest rate risk.

We conduct our activities in mostly in Australia, New Zealand, Ireland and USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In March 2024, we completed our U.S. initial public offering of 1,300,000 Ordinary Shares, at an offering price of US$5.00 per Ordinary Share for aggregate gross proceeds to us of approximately US$6,500,000. The net offering proceeds to us, after deducting underwriting discounts and commissions and other offering expenses, were approximately US$5,767,887. The offering commenced in March 2024 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333-275618) for the offering was March 27, 2024. ThinkEquity LLC acted as representative for the underwriters for the offering. The net proceeds from our offering have been used, and are expected to continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on March 28, 2024.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2024. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we have identified material weaknesses in internal control over financial reporting, as discussed below in section B.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Company’s Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2024 due to ineffective controls over the following reporting areas to be material weaknesses:

(1)	the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and

(2)	the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB.

Consequently, we have determined there is a material weakness in our internal control over financial reporting.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

There has been no change to the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit and Risk Committee are Vaughn Taylor, Hugh Williams and Jonathan Hart. Mr. Taylor acts as chairman of the committee. Subject to applicable phase-in requirements, the members of the committee will meet the criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act and Section 303A.06 and 303.07 of the New York Stock Exchange’s listing standards. Each member of our Audit and Risk Committee will meet the financial literacy requirements of the listing standards of the NYSE American. The Board of Directors has determined that Vaughn Taylor and Hugh Williams both qualify as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

On March 6, 2024, we adopted a code of ethics that applies to all of our employees, officers and directors, including our executive officers, and the full text of our code of ethics is available on our investor relations section of our website, https://altaglobalgroup.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. Information on our website is not incorporated by reference into or otherwise part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On May 9, 2023 BDO Audit Pty Ltd (“BDO”) was appointed as our independent registered public accounting firm upon recommendation by the Audit and Risk Committee to the Board and the approval of the Board. BDO served as our independent registered public accounting firm for the fiscal year ended June 30, 2024.

BDO has served as our independent registered public accounting firm for the fiscal years ended June 30 2024, 2023 and 2022.

The following table sets forth the fees billed to us by our independent registered public accounting firm during the fiscal years ended June 30, 2024 and 2023.

	Year Ended June 30,
	2024	2023
	(in A$ thousands)
Audit fees	382	200
Audit-related fees	130	207
Tax fees	-	-
All other fees	-	-
Total	512	407

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations, U.S. Sarbanes-Oxley Act of 2002 assessments, and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. They also include fees for assurance reporting on our current and historical financial information included in our SEC registration statement in connection with our IPO and also fees for the review of the interim financial information in connection with our IPO.

Tax Fees

Tax fees are fees billed for professional services for tax due diligence and tax consultations.

All Other Fees

In 2024 and 2023, there were no other fees.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors following the formation of our audit committee were pre-approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The members of our Audit and Risk Committee are Vaughn Taylor, Hugh Williams and Jonathan Hart. Subject to applicable phase-in requirements, the members of the committee will meet the criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act and Section 303A.06 and 303.07 of the New York Stock Exchange’s listing standards. Currently, the Company is relying on the exemption provided for in Rule 10A-3(b)(iv)(A) which allows a minority of the members of the audit committee to remain exempt from the independence requirements of Rule 10A-3(b)(1)(ii) for one year from the effectiveness of the registration statement relating to the Company’s IPO. The Company does not believe that reliance on such exemption would materially adversely affect the ability of the audit committee to act independently and to satisfy the requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2024, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Foreign Private Issuer Status

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the NYSE American for U.S. domestic issuers. While we intend to follow most NYSE American corporate governance listing standards, we intend to follow Australian law for certain corporate governance practices in lieu of NYSE American corporate governance listing standards as follows:

●	exemption from the requirement to have a committees composed solely of independent members of the board of directors;

●	exemption from quorum requirements applicable to meetings of shareholders under NYSE American rules. In accordance with generally accepted business practice and Australian law, our Constitution provides quorum requirements that are generally applicable to meetings of shareholders under Australian law (see Exhibit 1.2 to this annual report for more detail);

●	exemption from the NYSE American corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE American corporate governance listing standards, as permitted by the foreign private issuer exemption; and

●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of employee share plans.

We intend to follow our home country, Australia, practices in lieu of the foregoing requirements. Although we currently comply with the NYSE American corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of any other NYSE American corporate governance rules where we are permitted to follow our home country governance requirements in lieu of such NYSE American rules.

Because we are a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Additionally, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our board of directors has adopted a securities trading policy which outlines when directors, senior management and other employees may deal in our securities and procedures to reduce the risk of insider trading. A copy of the insider trading policy is attached as Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and have overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

The Board is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers together with its product and engineering team, oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the Board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the Board.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

ALTA GLOBAL GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024, 2023 AND 2022

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Level 11, 1 Margaret Street Sydney NSW 2000 Australia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Alta Global Group Limited

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alta Global Group Limited and its subsidiaries (together the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, statement of changes in equity, and cash flows for each of the three years ended June 30, 2024, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board and interpretations (collectively ‘IFRS’).

Substantial doubt about the Company’s ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Audit Pty Ltd

We have served as the Company’s auditor since 2023.

Sydney, Australia

October 31, 2024

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

CONSOLIDATED STATEMENT OF
PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE
YEARS ENDED JUNE 30, 2024, 2023 AND 2022

Revenue	Note	2024 ($)	2023 ($)	2022 ($)
Revenue from Program Fees	5	929,319	937,415	2,050,044
Less: Contractual payments to gyms	5	(537,012)	(574,025)	(1,215,191)
Net Revenue from Program Fees		392,307	363,390	834,853

Other Income	5	170,005	1,173,421	105,950
Total Revenue		562,312	1,536,811	940,803

Expenses

Program Expenses	6	160,578	229,848	342,600
Employee salaries and benefits		5,504,592	4,219,655	4,664,013
Share Based Payments	22	4,521,598	2,365,384	1,546,983
Advertising fees		613,348	721,713	3,615,399
Professional fees		1,790,344	864,419	685,870
Rent		11,169	11,793	2,366
IT costs		566,709	633,220	640,403
Depreciation and amortization		520,697	360,021	260,651
Net foreign exchange gain	6	(146,543)	(47,359)	(26,079)
Finance costs	6	3,262,927	4,472,730	2,191,803
Other expenses		1,565,924	1,432,094	965,808
Fair Value movement in derivative liability	8	(3,400,685)	6,870,729	(2,751,564)
Total Expenses		14,970,658	22,134,247	12,138,253

Loss before income tax expense		(14,408,346)	(20,597,436)	(11,197,450)
Income tax expense	7	-	-	-

Loss after income tax expense for the period		(14,408,346)	(20,597,436)	(11,197,450)

Other comprehensive loss, net of tax		(20,710)	(36,465)	(31,312)

Total comprehensive loss for the period attributable to Alta Global Group Limited		(14,429,056)	(20,633,901)	(11,228,762)

Basic loss per share	27	(1.40)	(5.26)	(2.86)

Diluted loss per share	27	(1.40)	(5.26)	(2.86)

The above consolidated statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2024 AND 2023

	Note	2024 ($)	2023 ($)
Current Assets

Cash and cash equivalents	9	3,544,837	3,702,567
Trade and other receivables	10	71,115	2,365,638
Other assets		7,840	33,641
Total current assets		3,623,792	6,101,846

Non-current assets

Property, Plant and Equipment	11	77,698	94,928
Right-of-use asset	20	255,463	157,540
Intangible assets	12	1,297,263	811,361
Other Assets		65,109	65,110
Total non-current assets		1,695,533	1,128,939
Total assets		5,319,325	7,230,785

Current liabilities

Trade and other payables	13	1,991,536	2,034,436
Unearned revenue	15	-	174,290
Current Employee Entitlements	14	454,342	357,227
Current Financial Liabilities	21	-	25,331,307
Current Lease Liability	20	128,559	121,500
Total current liabilities		2,574,437	28,018,760

Non-current liabilities

Non-current Financial Liabilities	21	-	10,273,278
Non-current Employee Entitlements	14	55,622	18,892
Non-current Lease Liability	20	130,722	54,162
Total non-current liabilities		186,344	10,346,332

Total liabilities		2,760,781	38,365,092

Net assets/(liabilities)		2,558,544	(31,134,307)

Equity

Issued Capital	17	46,779,703	3,385,281
Share-based payment reserve	16	5,734,601	3,912,367
Unlisted options reserve	16	2,741,457	-
Foreign currency translation reserve	16	(86,542)	(65,832)
Accumulated losses		(52,610,675)	(38,366,123)
Total equity/(deficit)		2,558,544	(31,134,307)

The above consolidated statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR YEARS ENDED JUNE 30, 2024, 2023 AND 2022

June 30, 2024	Issued Capital ($)	Unlisted Option Reserve ($)	Share-based Payment Reserve ($)	Foreign Currency Translation Reserve ($)	Accumulated Losses ($)	Total ($)

Opening balance as at July 1, 2023	3,385,281	-	3,912,367	(65,832)	(38,366,123)	(31,134,307)
Loss after tax	-	-	-	-	(14,408,346)	(14,408,346)
Other comprehensive (loss)	-	-	-	(20,710)	-	(20,710)
Total comprehensive (loss)	-	-	-	(20,710)	(14,408,346)	(14,429,056)

Share-based payments (see Note 22)	-	-	4,521,598	-	-	4,521,598
Issued of Shares fully paid net of Transaction cost (see Note 17)	8,789,914	-	-	-	-	8,789,914
Issue of Shares from conversion of convertible notes (see Note 17)	32,177,751	-	-	-	-	32,177,751
Issue of Unlisted Shares from conversion of convertible notes (see Note 17)	-	2,741,457	-	-	-	2,741,457
Advisor options exercised (see Note 17)	2,426,757	-	(2,426,757)	-	-	-
Advisor options forfeited (see Note 22)	-	-	(108,813)	-		(108,813)
Over allotment options lapsed (see Note 22)	-	-	(163,794)	-	163,794	-
Closing balance as at June 30, 2024	46,779,703	2,741,457	5,734,601	(86,542)	(52,610,675)	2,558,544

June 30, 2023	Issued Capital ($)	Share-based Payment Reserve ($)	Foreign Currency Translation Reserve ($)	Accumulated Losses ($)	Total ($)

Opening balance as at July 1, 2022	3,385,281	1,546,983	(29,367)	(17,768,687)	(12,865,790)
Loss after tax	-	-	-	(20,597,436)	(20,597,436)
Other comprehensive (loss)	-	-	(36,465)	-	(36,465)
Total comprehensive (loss)	-	-	(36,465)	(20,597,436)	(20,633,901)

Share-based payments (see Note 22)	-	2,365,384	-	-	2,365,384
Closing balance as at June 30, 2023	3,385,281	3,912,367	(65,832)	(38,366,123)	(31,134,307)

June 30, 2022	Issued Capital ($)	Share-based Payment Reserve ($)	Foreign Currency Translation Reserve ($)	Accumulated Losses ($)	Total ($)

Opening balance as at July 1, 2021	3,385,281	-	1,945	(6,571,237)	(3,184,011)
Loss after tax	-	-	-	(11,197,450)	(11,197,450)
Other comprehensive (loss)	-	-	(31,312)	-	(31,312)
Total comprehensive (loss)	-	-	(31,312)	(11,197,450)	(11,228,762)

Share-based payments (see Note 22)	-	1,546,983	-	-	1,546,983
Closing balance as at June 30, 2022	3,385,281	1,546,983	(29,367)	(17,768,687)	(12,865,790)

The above consolidated statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2024, 2023 AND 2022

	Note	2024 ($)	2023 ($)	2022 ($)

Cash flows from operating activities
Receipts from training participants (inclusive of GST)		1,453,848	1,493,676	2,004,336
Payments to member gyms, suppliers & employees (inclusive of GST)		(10,848,391)	(8,106,683)	(10,136,314)
Receipts from Government grants and tax incentives related to expenditure		63,776	1,109,645	105,950
Interest and other finance costs paid		(55,429)	(52,506)	(29,157)
Net cash used in operating activities	18	(9,386,196)	(5,555,868)	(8,055,185)

Cash flows from investing activities
Payments for property equipment, net of disposal		(18,635)	(14,796)	(59,429)
Payments for intangible assets		(205,039)	(352,181)	(1,043,468)
Receipt from Government grants and tax incentives related to assets		-	383,936	-
Bank guarantee deposit received/(paid)		-	52,714	(62,823)
Net cash (used in)/from investing activities		(223,674)	69,673	(1,165,720)

Cash flows from financing activities
Proceeds from convertible notes, net of transaction costs		-	8,655,252	5,679,651
Proceeds from issue of equity, net of transaction costs		9,472,851	-	-
Net cash from financing activities		9,472,851	8,655,252	5,679,651

Net (decrease) /increase in cash and cash equivalents		(137,019)	3,169,057	(3,541,254)
Cash and cash equivalents at the beginning of the financial period		3,702,567	569,975	4,142,541
Effect of exchange rate changes on cash		(20,710)	(36,465)	(31,312)
Cash and cash equivalents at the end of the financial period	9	3,544,837	3,702,567	569,975

The above consolidated statements should be read in conjunction with the accompanying notes.

Note 1. Corporate information

Alta Global Group Limited (the “Company” or the “Parent Entity”) was incorporated and is domiciled in Australia. The Company changed its registered name from Wimp 2 Warrior Limited to Alta Global Group Limited on 2 February 2022.

The Company, an Australian company, is listed solely on NYSE American and is governed by the rules of the NYSE American and the U.S. Securities and Exchange Commission. For purposes of U.S. securities law, the Company is a “foreign private issuer” (FPI). In addition, the Company qualifies as an “emerging growth company” for U.S. securities law purposes. The Company is a for-profit Australian unlisted public company limited by shares with a principal place of business at Level 1, Suite 1, 29-33 The Corso, Manly, New South Wales 2095.

Note 2. Material Accounting Policy Information

The accounting policies that are material to the consolidated entity are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The consolidated financial statements are presented in AUD, which is also the Company’s functional currency.

Basis of preparation

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires Company management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

Basis of measurement

The financial statements have been prepared on the basis of historical cost, except for the measurement at fair value of selected financial assets and financial liabilities.

Principles of consolidation

The consolidated financial statements incorporate all the assets, liabilities and results of the Company and all the subsidiary companies and other interests it controlled during the period. The Company controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The assets, liabilities and results of its subsidiaries are fully consolidated into the consolidated financial statements from the date which control is obtained. The consolidation of a subsidiary is discontinued from the date that control ceases. Intercompany transactions, balances and unrealised gains or losses on transactions between Company entities are fully eliminated on consolidation. Accounting policies of subsidiaries have been changed and adjustments made where necessary to ensure uniformity of the accounting policies of the Company.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (“CODM”). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Note 2. Material accounting policies - continued

Foreign currency translation

The financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatory for the current reporting period. The adoption of these new or amended Accounting Standards and Interpretations did not have a material impact on these financial statements.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Revenue Recognition

The entity recognises revenue as follows:

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the entity; identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are recognised as a refund liability.

Program revenue

Program revenue consists of license fees which are recognized following the occurrence of both the transfer of the right to use the Company’s intellectual property upon signing of the license agreement and once usage of the license occurs at the commencement of the Alta MMA Training Program. The Company’s intellectual property consists of a set of mixed martial arts training programs and relevant branding and support. A license agreement consists of the right to use the intellectual property of the Company and either party may terminate the license upon written notice to the other party. If the agreement is terminated in this manner, the termination will take effect after the completion of the relevant series and the series finale, but prior to a new series beginning. The amount of program revenue is dependent on the number of participants in each series for each gym.

Note 2. Material accounting policies - continued

Based on the license agreement, a usage-based royalty arrangement is in place between the Company and the gyms. The Company recognizes program revenue following the occurrence of both the transfer of the right to use the Company’s intellectual property upon signing of the license agreement and once usage of the license which occurs at the commencement of the Alta MMA Training Program.

The Company has the ultimate responsibility of ensuring the Alta MMA Training Program meets customer specifications and price determination. The Company is therefore considered the principal in these arrangements. The Company receives training fees directly from the participants and subsequently distributes a portion of such revenues to our gym partners based on the terms of the license agreements.

Contractual Payments to Gyms

The Company is required to settle contractual payments to the gyms as a percentage of the total training fees collected from participants. Net revenue from program fees is recognised as revenue from program fees less the contractual obligations payable to the gyms.

Sales of merchandise

Revenue from the sale of program merchandise is recognised at the point in time when the gyms obtain control of the goods, which is generally at the time of delivery.

Event revenue

Revenue from event ticket sales is recognised at the point in time when the event occurs.

Other income

Other income is recognised when it is received or when the right to receive payment is established.

Research & Development Incentive

Government grant, including the R&D incentives, shall not be recognised until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Note 2. Material accounting policies – continued

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short- term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within trade and other payables in current liabilities on the statement of financial position.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses.

Expected Credit Losses

The entity has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Trade and other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Other payables include cash received from the participants on behalf of the gyms. Due to their short-term nature, they are measured at amortised cost and are not discounted.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated on a straight- line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Plant and equipment	3 to 5 years
Computer equipment	3 to 5 years
Office equipment	3 to 5 years
Furniture and Fittings	3 to 5 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Note 2. Material accounting policies – continued

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately in an asset acquisition are separately recognised at cost. Indefinite life intangible assets are not amortized and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortization and any impairment. The gains or losses recognized in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortization method or period.

Trademarks

Significant costs associated with patents or trademarks are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 10 years.

Platform development cost

Costs incurred in both internally and from external providers in developing the platform that will contribute to future year financial benefits through revenue generation and/or cost reduction are capitalised to software. These costs are amortised on a straight-line basis over the estimated useful life (4 years) since first used.

Research and development

Research costs are expensed in the period in which they are incurred. Development costs are capitalised when it is probable that the project will be a success considering its commercial and technical feasibility.

Impairment of non-financial assets

Intangible assets are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Borrowings

Advances and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash.

Note 2. Material accounting policies - continued

Goods and Services Tax (GST) and other similar taxes

Revenues, expenses, and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Issued capital

Ordinary Shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Income tax

The income tax expense for the year is the tax payable on the current year’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Note 2. Material accounting policies - continued

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised as income or an expense and included in profit and loss for the period except where the tax arises from a transaction which is recognized in other comprehensive oncome or equity, in which case the tax is recognized in other comprehensive income to equity respectively.

Convertible note

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument, the conversion option is separated from the host debt and classified as a derivative liability.

The carrying value of the host contract at initial recognition is determined as a difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative it subsequently measured at fair value at the end of each reporting period through the profit and loss. Refer Note 21 Financial Liabilities for disclosure of key terms of the convertible notes. The convertible note and the derivative are presented as financial liabilities on the Consolidated Statement of Financial Position.

On conversion at maturity, the financial liability is reclassified to equity and no gain or loss is recognised. Transaction costs are deducted from equity, net of associated income tax.

Share-based payments

The Company provides benefits to consultants, advisors and employees (including directors) of the consolidated entity in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’). The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuation using a Black- Scholes option pricing model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the consolidated entity, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award.

Note 2. Material accounting policies - continued

Classification and measurement of financial liabilities

The Company’s financial liabilities include trade and other payables, financial liabilities measured at amortised cost and derivative financial instruments. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company’s designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss.

Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties.

The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred. Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Note 2. Material accounting policies - continued

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company, excluding any costs of servicing equity other than Ordinary Shares, by the weighted average number of Ordinary Shares outstanding during the financial year, adjusted for bonus elements in Ordinary Shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential Ordinary Shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential Ordinary Shares.

Parent entity financial information

The financial information for the Parent entity, Alta Global Group Limited, disclosed in Note 19 has been prepared on the same basis as the consolidated financial statement. Investments in subsidiaries are accounted for at cost less provision for impairment in the financial statements of the Parent entity.

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances.

Going concern

The consolidated financial statements for the reporting periods have been prepared on a going concern basis which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

We have assessed that there is a substantial doubt related to going concern that may cast significant doubt over our ability to continue as a going concern as we incurred a loss after tax of A$14,408,346 for the year ended June 30, 2024 compared to A$20,597,436 for the year ended June 30, 2023, had net cash outflows from operating activities of A$9,386,196 for the year ended June 30, 2024 compared to $5,555,868 for the year ended June 30,2023, had a net asset position of $2,558,544 as at June 30, 2024 compared to net liability $31,134,307 as at June 30, 2023, and net current asset position of $1,049,355 as at June 30, 2024, compared to net current liability position of $21,916,914 as at June, 30 2023. As a result of these conditions, the Company may be unable to realize its assets and discharge its liabilities in the normal, course of business.

Note 3. Critical accounting judgements, estimates and assumptions - continued

On March 27, 2024, the Company successfully listed on the NYSE American. In addition, all convertible notes that were on issue prior to the initial public offering have either been converted into Ordinary Shares or redeemed and therefore there is no convertible note debt, host or derivative liabilities, on the Consolidated Statement of Financial Position as at June 30, 2024.

The remaining interest on convertible notes and the final fair value movement in derivative liability is reflected in the Consolidated Statement of Profit or Loss for the year ended June 30, 2024.

The ongoing operation of the Company remains dependent upon raising additional funds. In light of the future expenditures to be incurred in executing on our strategic plans, we are dependent on obtaining financing through equity financing, debt financing or other means. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as our business performance. There is no assurance that we will be successful in our efforts to raise additional funding on terms satisfactory to us. If we do not obtain additional funding, we may be required to delay, reduce the scope of, or eliminate our current operations.

However, we believe that we will be able to raise additional funds as required to meet our obligations as and when they become due and are of the opinion that the use of the going concern basis remains appropriate. Our ability to continue as a going concern and to pay debts as and when they become due is dependent on the following:

●	we have historically been successful in raising funds,

●	we have now listed on the New York Stock Exchange in the United States. As a listed vehicle, we have capital raising options such as placements, Share Purchase Plans, Rights issues and entitlement offers, Dividend Reinvestment Plans, Hybrids and Retail notes and PIPEs;

●	our level of expenditure continues to be managed and will continue to be managed to maximize run-way; and

●	we have reason to believe that in addition to the cash flow currently available, additional revenues will continue to be received through the sale of our products and services throughout the course of the year.

If we decide to raise capital, the issuance of additional Ordinary Shares would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

Should we be unable to raise additional funds on a timely basis, we may be required to realize our assets and discharge our liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount of liabilities that might result should we be unable to continue as a going concern and meet our debts as and when they become due.

Revenue from contracts with customers involving program fees

When recognising revenue in relation to the sale of goods to customers, the key performance obligation of the entity is considered to be the point in time of the rights to use the license and the relevant training program to the gyms as the customers, as this is deemed to be the time that the gym obtains control of the promised service and therefore the benefits of unimpeded access.

Determination of variable consideration

Judgement is exercised in estimating variable consideration which is determined having regard to past experience with respect to the cancelled contracts with the entity where the member gyms maintain a right of terminate pursuant to the licence agreement. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Note 3. Critical accounting judgements, estimates and assumptions - continued

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Convertible Notes

The Company has determined the convertible note instrument to be a financial liability. It is separated into two components being the host debt and derivative liability.

The carrying value of the host contract at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The derivative liability is recognised as such due to its conversion feature relating to a qualified equity investment and the likelihood of its occurrence. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss based on the Monte Carlo simulation as valued by an external valuer. The convertible note and the derivative are presented as financial liabilities on the Consolidated Statement of Financial Position, refer to Note 21 Financial Liabilities for further details.

Recognition of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of unrecognised deferred tax assets are reviewed at each reporting date. Previously unrecognised deferred tax assets are only recognised to the extent that it is probable that there are future taxable profits available to recover the asset. The Company has not recognised the benefit of these unused deductible temporary differences and unused tax losses. These losses will only be recognised where it is probable that future taxable profit will be available against which the benefits of the deferred tax asset will be utilised.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the consolidated entity’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The consolidated entity reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Fair value measurement hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Note 3. Critical accounting judgements, estimates and assumptions - continued

Estimation of useful lives of assets

The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Impairment of non-financial assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Expected Credit Losses

The allowance for expected credit losses requires a degree of estimation judgment. The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Trade and other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Provision for Refund Liability

The provision for refund liability is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Company’s obligation to provide a refund, cancellation or credit note falls under the Company’s standard trading terms, and is recognised as a provision. The estimate of expected returns requires judgement and reflects the amount that the reporting entity expects to repay or credit customers, using either the expected value method or the most-likely amount method.

Capitalised platform development costs

Costs incurred both internally and from external providers in developing the platform that meet the recognition criteria of development costs under IAS 38 have been capitalised as intangible assets and are amortised over their useful life.

Research and Development Incentive

Judgement is required in determining the amount of grant revenue relating to the research and development incentive claim. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination may be subject to change. The Company calculates its research and development claim based on the Company’s understanding of the tax law. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the profit or loss in the year in which such determination is made.

Note 4. Operating segments

Identification of reportable operating segments

Segment reporting is based on the information that management uses to make decisions about the operation of the Company. Operating segment determination is based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (“CODM”)) in assessing performance and in determining the allocation of resources. The Company has identified one operating segment as the provision and administration of mixed martial arts training programs, gym programs.

The CODM reviews EBITDA (earnings before interest, tax, depreciation, and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. Application of IFRS 8 and quantitative thresholds for determination of reportable segments sees the consolidated entity disclosing only one reportable operating segment. The consolidated financial statements for the years ended June 30, 2024, 2023 and 2022 have been presented by this single operating segment and have been presented and disclosed as one reportable operating segment.

Note 5. Revenue

	2024 ($)	2023 ($)	2022 ($)
Program fees

Revenue from program fees	929,319	937,415	2,050,044
Contractual payments to gyms	(537,012)	(574,025)	(1,215,191)
Net Revenue from program fees	392,307	363,390	834,853

Other Income

Research and Development tax incentive*	-	1,149,525	-
Finale, franchise fee and other fees	167,021	22,600	100,378
Merchandise sales	2,984	1,296	5,572
Total other income	170,005	1,173,421	105,950

Total Revenue	562,312	1,536,811	940,803

*	The Company will continue to apply for the Research and Development incentive as long as it continues to be eligible and will conduct eligible research and development activities. The applicable legislation that governs the eligibility to participate in the R&D incentive program is Division 355 of the Income Tax Assessment Act 1997 (ITAA 1997). The FY 2024 Research and Development incentive will be applied for on lodging of the FY 2024 tax return with the Australian Tax Office and recognised once reasonable assurance that the Company will comply with the conditions and that the grants will be received.

Disaggregation of Revenue

The disaggregation of revenue from contracts with customers is disclosed below. The Company only has one major product line, being the provision of Gym Programs. All revenues are generated by the Australian Parent Entity:

Revenue from program fees	929,319	937,415	2,050,044
Contractual payments to gyms	(537,012)	(574,025)	(1,215,191)
Net Revenue from program fees	392,307	363,390	834,853

Timing of revenue recognition – All goods transferred at a point in time.

Note 6. Expenses

	2024 ($)	2023 ($)	2022 ($)

Event Costs	36,909	40,876	22,513
Program costs	7,046	12,447	253,614
Merchant fees	32,550	44,427	66,327
Other costs	84,073	132,098	146
Total program expenses	160,578	229,848	342,600

Convertible notes interest – contractual and effective	3,207,498	4,420,224	2,162,646
Bank fees	13,286	13,071	6,454
Bank interest and lease interest	42,143	39,435	22,703
Total finance costs	3,262,927	4,472,730	2,191,803

Note 6. Expenses – continued

Unrealized currency (gains)	(117,094)	(36,181)	(36,660)
Realized currency (gains)/losses	(29,449)	(11,178)	10,581
Net foreign exchange (gains)	(146,543)	(47,359)	(26,079)

Note 7. Income Tax

	2024 ($)	2023 ($)	2022 ($)
Income tax expense consists of the following:
Deferred tax expense	-	-	-
Current tax expense	-	-	-
Total Income tax expense	-	-	-

Effective tax rate reconciliation:

Loss before income tax expense	(14,408,346)	(20,597,436)	(11,197,450)

Prima facie income tax benefit on loss before income tax calculated at 25% (2022: 25%)	3,602,086	5,149,359	2,799,363
Add tax effect of
- other non-allowable items	(831,249)	(3,297,349)	143,430
Less tax effect of
- items not assessable for income tax	(2,590,831)	(1,435,790)	(1,377,243)
- items deductible for taxation not accounting	251,784	772,848	114,471
Deferred tax not recognised	(431,790)	(1,189,068)	(1,680,021)
Income tax expense	-	-	-

The Company has carried forward tax losses, calculated according to Australian income tax legislation of $18,042,509 at 30 June 2024 (2023 $16,315,346) which will be deductible from future assessable income provided that income is derived. Deferred tax assets and liabilities are based on the assumption that no adverse change will occur in the income tax legislation.

The benefit of these losses will only be recognized where it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised. This is based on the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

The Company has assessed future forecast profits and concluded that not enough criteria has been satisfied to recognise any deferred tax assets at the period ended 30 June 2024. Unused tax losses do not have an expiry date.

Note 8. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

	Level 1	Level 2	Level 3	Total
Consolidated- June 30, 2024	$	$	$	$

Assets	-	-	-	-
Total assets	-	-	-	-

Liabilities
Derivative Liabilities – refer Note 21	-	-	-	-
Total liabilities	-	-	-	-

	Level 1	Level 2	Level 3	Total
Consolidated – June 30, 2023	$	$	$	$

Assets	-	-	-	-
Total assets	-	-	-	-

Liabilities
Derivative Liabilities – refer Note 21	-	-	18,694,729	18,694,729
Total liabilities	-	-	18,694,729	18,694,729

There were no transfers between levels during the financial periods.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Valuation techniques for fair value measurements categorised within level 3

The fair value of the Financial Liabilities for the host liability and the derivative liability has been determined using a combination of Monte Carlo Simulation (MCS) and Black-Scholes model (BSM). The Group used valuations specialists to perform these valuations.

Level 3 liabilities

Movements in level 3 liabilities during the current and previous financial years are set out below:

	Derivative liability	Total
Consolidated	$	$

Balance at 1 July 2022	878,653	878,653

Fair value of derivative liability recognised for convertible notes issued during the year	10,945,347	10,945,347
Fair value movement recognised in profit or loss	6,870,729	6,870,729
Balance at 30 June 2023	18,694,729	18,694,729

Fair value of derivative liability recognised for convertible notes issued during the year	280,198	280,198
Fair value movement recognised in profit or loss	(3,400,685)	(3,400,685)
Fair value of derivative liability for convertible notes which converted or matured during the year	(15,574,242)	(15,574,242)

Balance at 30 June 2024	-	-

Note 8. Fair value measurement - continued

The level 3 liabilities unobservable inputs at issue date of each of the convertible notes series are as follow:

Series A
Implied valuation	$28,000,000
Volatility	74%
Risk free rate	0.0%
Probability of conversion	50%

Series A - July 21
Implied valuation	$28,000,000
Volatility	74%
Risk free rate	0.1%
Probability of conversion	50%

Series A – August 21
Implied valuation	$28,000,000
Volatility	62%
Risk free rate	0.0%
Probability of conversion	50%

Series B1
Implied valuation	$120,000,000
Volatility	74%
Risk free rate	0.6%
Probability of conversion	50%

Series B2
Implied valuation	$70,000,000
Volatility	66%
Risk free rate	3%
Probability of conversion	50%

Note 8. Fair value measurement - continued

Series A Extension
Implied valuation	$28,000,000
Volatility	65%
Risk free rate	3.5%
Probability of conversion	0%

Reach
Implied valuation	$40,000,000
Volatility	60%
Risk free rate	3.6%
Probability of conversion	100%

Private Placement
Implied valuation	$53,685,000
Volatility	60%
Risk free rate	3.5%
Probability of conversion	100%

Mixed Martial Arts LLC
Implied valuation	$384,750
Volatility	49%
Risk free rate	4.3%
Probability of conversion	100%

Steppen
Implied valuation	$100,000
Volatility	47
Risk free rate	4.2%
Probability of conversion	100%

Note 9. Cash and cash equivalents

	2024 $	2023 $
Cash on hand	1,000	1,000
Cash at bank	3,543,837	3,701,567
Total cash and cash equivalents	3,544,837	3,702,567

Cash as per above	3,544,837	3,702,567
Balance as per statement of cash flows	3,544,837	3,702,567

Note 10. Trade and other receivables

	2024 $	2023 $
Trade Receivables	657	351,905
Accrued Income	29,443	-
Research and Development Tax incentive receivable	-	63,776
Other advances	43,618	1,952,560
Less; allowance for credit losses	(2,603)	(2,603)
Total trade and other receivables	71,115	2,365,638

The Company has applied the simplified approach to measuring expected credit losses, which use a lifetime expected loss allowance. The Company also recognizes a refund liability in line with our revenue recognition policy in Note 2.

Note 11. Property and equipment

	2024	2023
	($)	($)
Plant and equipment - at cost	72,410	69,210
Less: Accumulated depreciation	(59,339)	(56,002)
	13,071	13,208

Computer equipment - at cost	111,047	95,612
Less: Accumulated depreciation	(82,269)	(54,929)
	28,778	40,683

Office equipment - at cost	2,090	2,090
Less: Accumulated depreciation	(1,508)	(1,313)
	582	777

	2024	2023
	$	$

Furniture & Fittings - at cost	49,537	49,537
Less: Accumulated depreciation	(14,270)	(9,277)
	35,267	40,260
Total property and equipment	77,698	94,928

Property Plant and Equipment
Balance at beginning of year	13,208	10,189
Additions	3,200	2,110
Disposals	-	-
Depreciation expense	(3,337)	909
Balance at end of the year-	13,071	13,208

Computer Equipment
Balance at beginning of year	51,971	51,971
Additions	15,435	12,687
Disposals	-	-
Depreciation expense	(38,628)	(23,975)
Balance at end of the year	28,778	40,683

Office Equipment
Balance at beginning of year	777	1,036
Additions	-	-
Disposals	-	-
Depreciation expense	(195)	(259)
Balance at end of the year	582	777

Furniture & Fittings
Balance at beginning of year	40,260	45,224
Additions	-	-
Disposals	-	-
Depreciation expense	(4,993)	(4,964)
Balance at end of the year	35,267	40,260

Note 12. Intangible assets

	2024 ($)	2023 ($)
Trademark - at cost	52,243	50,843
Less: Accumulated amortization	(29,653)	(24,429)
	22,590	26,414
Platform development - at cost	1,988,033	1,136,149
Less: Accumulated depreciation	(713,360)	(351,202)
	1,274,673	784,947

Total intangible assets	1,297,263	811,361

Reconciliations of the movement of intangible assets are set out below:

	2024 ($)	2023 ($)
Trademark
Balance at beginning of the period	26,414	26,414
Additions	1,400	-
Amortization expense	(5,224)	-
Balance at end of the period	22,590	26,414

Platform development costs
Balance at beginning of the period	784,947	1,034,302
Additions from internal development	177,456	352,182
Additions acquired *	674,220	-
Research & Development tax incentive	-	(383,937)
Amortization expense	(361,950)	(217,600)
Balance at end of the period	1,274,673	784,947

*	Included in additions is acquired intangible assets of:

●	In September 2023, we completed the acquisition of the assets of Steppen Pty Ltd, a fitness technology company based in Australia (“Steppen”). As consideration for the asset acquisition, we issued Steppen an unsecured and non-redeemable convertible promissory note (on the same terms as the recently completed Private Placement), with a principal amount of US$ 64,977 (AUD$100,000).

●	In October 2023, we completed the acquisition of the assets of Mixed Martials Arts LLC, an independent MMA media company, based in the US. As consideration for the asset acquisition, we issued Mixed Martials Arts LLC an unsecured and non-redeemable convertible promissory note (on the same terms as the recently completed Private Placement), with a principal amount of US$250,000 (AUD$384,750) and paid US$25,000 in cash.

●	In May 2024, we completed the acquisition of the assets of Hype Kit, Inc, a Delaware corporation (“Hype”), an all in-one digital marketing platform, designed to help small businesses grow in today’s age of social media. Hype’s software platform strengthens the Company’s vision to convert 640 million MMA fans to participants by providing invaluable tools to our gym owner, coach, and athlete partners to not only grow their revenues, but also operate more efficiently, save costs and enhance the offerings to their members and community. This acquisition is expected to accelerate Alta’s technology roadmap, bringing forward new subscription revenue opportunities for us, whilst creating cost synergies by materially reducing product development overhead and bringing valuable technology expertise, skills and talent into the business. The acquisition was completed, and the asset purchased for consideration of USD$100,000 (AUD$153,000)

●	Management determined both the acquired intangible assets did not pass the concentration test under IFRS 3 Business Combinations. Thereby were accounted for as acquisition of intangible assets.

Note 13. Trade and other payables

	2024 ($)	2023 ($)
Payable to member gyms	69,019	61,065
Taxes payable	603,550	560,204
Trade payables	540,102	723,105
Provision for refund liability	-	70,000
Other Payables	778,865	620,062
Total trade and other payables	1,991,536	2,034,436

Note 14. Current and Non-current Employee Entitlements

Current Employee Entitlement	454,342	357,227

Non-current Employee Entitlements	55,622	18,892

Note 15. Unearned Revenue

Unearned Revenue	-	174,290

Note 16. Reserves

	2024 $	2023 $	2022 $
Unlisted share option reserve	2,741,457	-	-
Share based payment reserve	5,734,601	3,912,367	1,546,983
Foreign currency translation reserve	(86,542)	(65,832)	(29,367)

Note 17. Issued capital

	30 June 2024 Shares	30 June 2023 Shares	30 June 2022 Shares
Owners share capital, opening (1)	3,918,750	3,918,750	3,918,750
Issued and fully paid	1,315,000	-	-
Issue of shares from the conversion of the convertible notes (2)	4,706,794	-	-
Advisor Options exercised (3)	327,142	-	-
Owners share capital, closing	10,267,686	3,918,750	3,918,750

	30 June 2024 $	30 June 2023 $	30 June 2022 $
Owners share capital, opening (1)	3,385,281	3,385,281	3,385,281
Issued and fully paid	9,964,825	-	-
Share issue transaction costs net of tax	(1,174,911)	-	-
Issue of shares from the conversion of the convertible notes (2)	32,177,751	-	-
Advisor Options exercised (3)	2,426,757	-	-
Owners share capital, closing	46,779,703	3,385,281	3,385,281

(1)	On January 24, 2024, there was a reverse share split of our issued and outstanding Ordinary Shares and Ordinary Share equivalents on the basis of four (4) securities for every five (5) securities held. All issued and outstanding Ordinary Shares and Ordinary Share equivalents and per share data have been adjusted throughout the financial statements to reflect the reverse share split for all periods presented.
(2)	The issue of shares from the conversion of convertible notes reflects and includes the face value of the note and interest accrued at a fixed rate defined in the agreements, along with the value of the derivative prior to conversion. This interest figure includes both the accrued interest rate (contractual and effective) relating to the convertible notes, with the contractual capitalised interest rate ranging between 8.5% to 15% per annum, and the derivative reflects the effective interest rate being the cost of the relevant conversion discounts to market value at the conversion date.

Note 17. Issued capital - continued

(3)	Note that 327,142 Advisor Options fully vested and were exercised into Shares between July 2023 and December 2023 and 16,193 Advisor Options were forfeited.

Capital risk management

The Company’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure.

The Company’s capital includes Ordinary Share capital and financial liabilities supported by financial assets. There are no externally imposed capital requirements.

The Company effectively manages capital by assessing the Company’s financial risks and adjusting its capital structure in response to changes in these risks and the market. These responses include the management of debt and share issuances.

Note 18. Notes to statement of cash flows

	2024 $	2023 $	2022 $

Loss after income tax	(14,408,346)	(20,597,436)	(11,197,450)
Non-cash flows in operating loss:
Accrued interest on convertible notes	3,207,497	4,420,225	2,162,646
Share-based payments	4,521,598	2,365,384	1,546,983
Convertible notes issued in lieu of payment for services	-	624,426	-
Depreciation and amortisation expense	520,697	360,021	260,651

Fair value movement of derivatives	(3,400,685)	6,870,729	(2,751,564)

Changes in assets and liabilities:
Decrease in trade and other receivables	372,390	506,737	130,933
(Increase)/Decrease in other assets	(189,621)	33,091	1,015,343
Increase/(decrease) in trade and other payables	100,719	(153,292)	993,662
Decrease in net deferred revenue	(174,290)	(121,453)	(339,222)
(Decrease)/increase in provision for refund	(70,000)	(25,000)	20,000
Increase in employee entitlement	133,845	160,700	102,833

Net cash used in operating activities	(9,386,196)	(5,555,868)	(8,055,185)

Note 19. Related parties transactions

(a) Directors

The following persons held office as Directors of the Company during the years reported:

●	Nicholas Langton

●	Hugh Williams

●	Vaughn Taylor

●	Jonathan Hart

(b) Remuneration of Key Management Personnels

Key management personnel remuneration:

	2024	2023	2022
	$	$	$

Short term benefits	1,031,194	657,879	671,709
Post employment benefits	62,730	33,191	43,542
Long term benefits	16,474	18,892	-
Share Based payments	1,808,863	1,065,554	897,586
Total	2,919,261	1,775,516	1,612,837

(c) Related Party Transactions

Shares Held by Key Management Personnel:

	Shares 2024	Shares 2023	Shares 2022

Opening Balance	1,149,362	1,786,093	2,955,616
Issued	296,535	-	477,000
Repurchased	-	-	(1,200,000)
Resignation of Key Management Personnel	-	(530,609)	-
Reverse Share Split	-	(106,122)	(446,523)
Closing Balance	1,445,897	1,149,362	1,786,093

Note 19. Related parties transactions - continued

Options Held by Key Management Personnel:

	Options 2024	Options 2023	Option 2022

Opening Balance	654,364	515,850	-
Issued	342,000	279,221	644,813
Expired	-	(106,078)	-
Exercised	(205,086)	-	-
Reverse share split	-	(34,629)	(128,963)
Closing Balance	791,278	654,364	515,850

Related Party Transaction by Key Management Personnel

For the fiscal year ending June 30, 2024, Mr. Langton, through Snowflower Holdings Pty Ltd as trustee for the Snowflower Family Trust Account, was issued 172,000 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

For the fiscal year ending June 30, 2024, Mr. Williams, through Champ 7 Pty Ltd as trustee for the Williams Family Trust Account, was issued 14,400 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

For the fiscal year ending June 30, 2024, Mr. Taylor, through Nalaroo Holdings Pty Ltd as trustee for the Lavoipierre Taylor Fam Trust Account, was issued 73,600 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

For the fiscal year ending June 30, 2024, Mr. Hart, as trustee for the J Hart Family Trust Account, was issued 47,600 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

Note 19. Related parties transactions - continued

For the fiscal year ending June 30, 2024, under Mr. Java’s employment agreement, Mr. Java was paid a short-term incentive of A$98,589. Mr. Java, through 3213 Ventures Pty Ltd as trustee for the Java Holdings Trust, was issued 34,400 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the share rights will vest and become exercisable on October 1, 2026.

Other related parties:

Tanya Langton, our Head of Global Events and Logistics and the spouse of Mr. Langton, was issued 6,000 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP. 50% of the share rights will vest and become exercisable on October 1, 2025 and the balance of the 50% of the share rights will vest and become exercisable on October 1, 2026.

Other than as disclosed, the Company did not enter into any transactions or loans with any:

(i)	enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us;

(ii)	associates;

(iii)	individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family;

(iv)	key management personnel and close members of such individuals’ families; or

(v)	enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

(d) Parent Entity

The individual financial statements of the Parent Entity show the following aggregate amounts:

Results of the parent entity

	2024 $	2023 $	2022 $

Loss for the period	(14,029,605)	(20,053,426)	(10,667,136)
Other comprehensive loss for the period	-	-	-
Total comprehensive loss for the period	(14,029,605)	(20,053,426)	(10,667,136)

Financial position of the parent entity	2024 $	2023 $

Assets
Current assets	5,309,505	7,307,155
Non-current assets	1,687,347	1,120,872
Total Assets	6,996,852	8,428,027

Liabilities
Current liabilities	2,577,040	28,018,760
Non-current liabilities	186,344	10,346,332
Total Liabilities	2,763,384	38,365,092
Net Assets/Liabilities	4,233,468	(29,937,065)

Equity
Contributed equity	46,779,703	3,385,281
Reserves	8,476,103	3,912,367
Accumulated losses	(51,022,338)	(37,234,713)
Total equity	4,233,468	(29,937,065)

There were no material contingent assets and liabilities in the Parent Entity at June 30, 2024 (nil – June 30, 2023).

Note 19. Related parties transactions - continued

(e) Subsidiaries

The Company’s subsidiaries at June 30, 2024 are set out below. Unless otherwise stated, they have share capital consisting solely of Ordinary Shares that are held directly by the company, and the proportion of ownership interests held equals the voting rights held by the company. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business	Ownership interest held
		June 30, 2024	June 30, 2023

Wimp 2 Warrior LLC	United States of America	100%	100%
Wimp 2 Warrior Productions Pty Ltd *	Australia	0%	95%
Wimp 2 Warrior Digital Pty Ltd *	Australia	0%	100%
Wimp 2 Warrior (Ireland) Limited	Ireland	100%	100%
Hype.Co	United States of America	100%	0%

*	Entities deregistered in the period to June 30, 2024.

Note 20. Leases

At the commencement of a lease contract, the Company assesses whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

During the year ended June 30, 2024, the Company determined with reasonable certainty that it would exercise its extension option at its current premises for two additional years. As a result, the Company has reassessed the lease term and related balances, which are reflected in the table below:

	2024	2023
	($)	($)
(a) Right-of-use asset
Right of use asset	613,691	400,829
Less: Accumulated amortization	(358,228)	(243,290)
Balance at end of year	255,463	157,540

Balance at beginning of year	157,540	276,907
Modification	212,682	-
Less: amortization for the period	(114,759)	(119,367)
Balance at end of the year	255,463	157,540
(b) Lease liabilities

Current lease liability	128,559	121,500
Non-current lease liability	130,722	54,162
Total lease liabilities	259,281	175,662

Note 20. Leases - continued

The total of future lease payments (including those lease payments that are not included in the measurement of the lease liability, e.g. for short-term leases and leases of low-value items) are disclosed for each of the following periods.

	2024 ($)	2023 ($)
Less than one year	135,680	127,361
One to two years	46,240	28,214
Two to five years	35,267	28,214
Five years and over	-	-
Total future lease payments	217,187	183,789

Note 21. Financial Liabilities

	2024 ($)	2023 ($)
Convertible note payable - Current	-	25,331,307
Convertible note payable – Non Current	-	10,273,278
Total Financial Liabilities	-	35,604,585

Host Liability - Current	-	16,567,450
Host Liability – Non Current	-	342,406
Derivative liability -Current	-	8,763,857
Derivative liability - Non Current	-	9,930,872
Total Convertible Notes Payable	-	35,604,585

The convertible notes issued by the Company have been split into the debt liability and a derivative component. The fair value of the Financial Liabilities for the host liability and the derivative liability has been determined using a combination of Monte Carlo Simulation (MCS) and Black-Scholes model (BSM).

During the reporting period Series A – July 21 matured and converted to equity on 7 July 2023, while Series A, Series A – Aug 21, Series B1, Series B2 and Series A Extension matured and converted to equity on 31 December 2023. During the reporting period the Company issued two additional Convertible Notes for the acquisition of Mixed Martial Arts LLC and Steppen. Mixed Martial Arts LLC, Steppen, Reach and Private Placement convertible notes converted to equity or were redeemed for cash on March 28, 2024, on successful listing on the NYSE by the Company, as per the conversion date in the table below.

Convertible notes held by investors in the reporting period are summarized below:

Series A Key Terms of this Series A convertible notes are as follows

Issue date	23-Dec-20
Pre Modification Maturity Date	23-Dec-22
Modification Date	1-Dec-22
Modified Maturity Date	31-Dec-23
Conversion Date	31 -Dec 23
Term (Years)	2.0
Face Value	7,319,818
Interest Rate	8.5%
Conversion Discount (Qualified Equity Investment)	20.0%

Note 21. - Financial Liabilities - continued

Series A – July 21
Key Terms of this Series A convertible notes are as follows

Issue Date	7-Jul-21
Maturity Date	7-Jul-23
Conversion Date	7-Jul-23
Term (Years)	2.0
Face Value	525,000
Interest Rate	8.5%
Conversion Discount (Qualified Equity Investment)	20.0%

Series A – August 21
Key Terms of this Series A convertible notes are as follows

Issue Date	20-Aug-21
Pre Modification Maturity Date	9 -Dec-22
Modification Date	1-Dec-22
Modified Maturity Date	31-Dec-23
Conversion Date	31-Dec-23
Term (Years)	1.3
Face Value	172,000
Interest Rate	8.5%
Conversion Discount (Qualified Equity Investment)	20.0%

Series B1
Key Terms of this Series B1 convertible notes are as follows

Issue Date	15-Dec-21
Pre Modification Maturity Date	15-Dec-23
Modification Date	1-Dec-22
Modified Maturity Date	31-Dec-23
Conversion Date	31.Dec-23
Term (Years)	2.0
Face Value	4,982,652
Interest Rate	8.5%
Conversion Discount (Qualified Equity Investment)	20.0%

Note 21. Financial Liabilities - continued

Series B2
Key Terms of this Series B2 convertible notes are as follows

Issue Date	1-July-22
Pre Modification Maturity Date	30-June-24
Modification Date	1-Dec-22
Modified Maturity Date	31-Dec-23
Conversion Date	31-Dec-23
Term (Years)	2.0
Face Value	671,284
Interest Rate	10%
Conversion Discount (Qualified Equity Investment)	20.0%

A Extension
Key Terms of this Series A Extension convertible notes are as follows

Issue Date	16-Nov-22
Maturity Date	31-Dec-23
Conversion Date	31-Dec-23
Term (Years)	1.1
Face Value	1,571,873
Interest Rate	15%
Conversion Discount (Qualified Equity Investment)	25%

Reach
Key Terms of this Reach convertible notes are as follows

Issue Date	13-Feb-23
Maturity Date	13-Feb-25
Conversion Date **	28-Mar-24
Term (Years)	2.0
Face Value*	3,195,000
Interest Rate	15%
Conversion Discount (Qualified Equity Investment)	20%

*	$3,025,841 of Reach convertible notes, inclusive of accrued interest, were rolled into the Private Placement on June 9, 2023.
**	$1,029,617 was redeemed for cash, the remaining Reach notes were converted to equity.

Note 21. Financial Liabilities - continued

Private Placement
Key Terms of this Private Placement convertible notes are as follows

Issue Date	9-June-23
Maturity Date	9-June-25
Conversion Date	28-Mar-24
Term (Years)	2.0
Face Value	9,215,591
Interest Rate	10%
Conversion Discount (Qualified Equity Investment)	30%

Mixed Martial Arts LLC
Key Terms of this Mixed Martial Arts LLC convertible note are as follows

Issue Date	26-Oct-23
Maturity Date	9-June-25
Conversion Date	28-Mar-24
Term (Years)	1.6
Face Value	384,750
Interest Rate	10%
Conversion Discount (Qualified Equity Investment)	25%

Steppen
Key Terms of this Steppen convertibles note are as follows

Issue Date	20-Sept-23
Maturity Date	9-June-25
Conversion Date	28-Mar-24
Term (Years)	1.7
Face Value	100,00
Interest Rate	10%
Conversion Discount (Qualified Equity Investment)	25%

Note 22. Share-based payments

During the periods 30 June 2024 and 30 June 2023, the Company granted share options to advisors and consultants (as remuneration for services provided), as well as select employees and Directors of the Company under the board approved Employee Share Option Plan (ESOP).

Each share option converts into one Ordinary Share of the Company on exercise. An option may be exercised by either (a) paying to the Company the Exercise Price of the Option being exercised (Cash Exercise) or (b) if elected by the Option Holder by setting off the total Exercise Price against the number of Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting, subject to meeting the vesting conditions, to the date of their expiry.

Options are exercisable at a price determined by each option grant and range from $0.01 (relating to options granted as consideration for foregone cash payment for services provided), to $6.73 per share (relating to issuances under the ESOP which qualifies for the ATO ESS start-up tax concessions available for SME unlisted companies). All options are vested over three years. If the options remain unexercised after the period agreed from the date of grant the options expire. Options are forfeited if the employee leaves the Company before the options vest unless otherwise agreed by the Board.

The values of the Options are calculated by applying the Black-Scholes model. The Company used valuations specialists to perform these valuations.

During the reporting periods the Company also issued share rights (RSU’s) to select employees of the Company under the board approved Employee Incentive Plan (EIP). These share rights may be converted into Ordinary Shares under the EIP. Fifty percent of the principal share rights will vest and be exercisable on October 1, 2025 and the remaining fifty percent of the share rights will vest and be exercisable on and from October 1, 2026.

The values of the Share Rights are calculated by applying the Black-Scholes model. The Company used valuations specialists to perform these valuations.

Details of the expense arising from performance rights, options and warrants:

	2024 $	2023 $	2022 $

ESOP	1,851,329	1,052,245	914,682
Advisor Options (1)	1,086,938	1,164,524	632,301
Reach	46,584	148,615	-
Warrants (2)	253,391	-	-
Over allotment Option (3)	163,794	-	-
RSU	1,119,562	-	-
Total Share based payments*	4,521,598	2,365,384	1,546,983

1.	Note that 327,142 Advisor Options vested and were exercised into Shares between July 2023 and December 2023 and 16,193 Advisor Options were forfeited. At June 30, 2024, nil remaining Advisor Options were on issue.

Note 22. Share-based payments - continued

2.	Note that this expense is pertaining to the issuance of warrants (equating to 65,000 Ordinary Shares on exercise) to the Underwriter as part of the underwriting agreement. These Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half year period commencing 180 days from the commencement of sales of the securities in the Offering, at a price per share equal to 125.0% of the public offering price per share of common stock at the Offering. The issuance acts as additional compensation for ThinkEquity services that would be rendered over a 24 month period from the Closing of the initial public offering. As these services vary and are not for a specific service, the fair value of this allocation cannot be estimated reliably. Thereby, the fair value of these warrants at grant date were calculated by applying the Black-Scholes model. The Company used valuations specialists to perform these valuations.

3.	Note that this expense is pertaining to the option granted to the underwriter, exercisable within 45 days after the closing of the Offering, to acquire up to an additional 15% of the total number of Shares to be offered by the company in the offering, solely for the purpose of covering over-allotments. This over-allotment option essentially granted the underwriter the right to sell more shares than originally planned if the demand for a security issue proves higher than expected. The fair value of this service cannot be estimated reliably as the exercise was subjective on share price performance and/or timing. Thereby, the fair value of these options at grant date were calculated using the Black-Scholes model. The Company used valuations specialists to perform these valuations. In addition, please note that these options have not been exercised and the 45-day limit has expired.

Details of the number of share options outstanding during the year, adjusted to account for the 4-for-5 reverse share split, are as follows:

ESOP
	2024	2023	2022
Beginning of period	784,098	556,074	-
Granted during the period	-	312,886	556,074
Forfeited/expired during the period	-	(84,862)	-
Exercised during the period	-	-	-
End of the period	784,098	784,098	556,074

Advisor
	2024	2023	2022
Beginning of period	344,055	312,362	-
Granted during the period	-	31,693	312,362
Forfeited/expired during the period	(16,913)	-	-
Exercised during the period	(327,142)	-	-
End of the period	-	344,055	312,362

Note 22. Share-based payments - continued

Reach
	2024	2023	2022
Beginning of period	45,794	-	-
Granted during the period	-	45,794	-
Forfeited/expired during the period	-	-	-
Exercised during the period	-	-	-
End of the period	45,794	45,794	-

RSU
	2024	2023	2022
Beginning of period	-	-	-
Granted during the period	630,729	-	-
Forfeited/expired during the period	-	-	-
Exercised during the period	-	-	-
End of the period	630,729	-	-

Over Allotment Option
	2024	2023	2022
Beginning of period	-	-	-
Granted during the period	195,000	-	-
Forfeited/expired during the period	(195,000)	-	-
Exercised during the period	-	-	-
End of the period	-	-	-

Warrants
	2024	2023	2022
Beginning of period	-	-	-
Granted during the period	65,000	-	-
Forfeited/expired during the period	-	-	-
Exercised during the period	-	-	-
End of the period	65,000	-	-

Total	2024	2023	2022
Total beginning of period	1,173,947	868,436	-
Total granted during the period	890,729	390,373	868,436
Total forfeited/expired during the period	(211,913)	(84,862)	-
Total exercised during the period	(327,142)	-	-
Total end of the period	1,525,621	1,173,947	868,436

The model inputs for options granted during the reporting periods include:

Grant Date	Exercise price	Term	Spot Price	Share price volatility	Expected Dividend yield	Risk free interest rate
ESOP
31 Aug 2021	$0.62	3 years	$5.72	67.3%	0.0%	0.2%
31 Aug 2021	$5.72	3 years	$5.72	67.3%	0.0%	0.2%
1 March 2022	$0.62	3 years	$18.51	66.4%	0.0%	1.5%
23 Feb 2023	$0.23	3.0 years	$5.72	64.5%	0.0%	3.6%
ADVISOR
21 Aug 2021	$0.62	2.86 years	$5.72	66.6%	0.0%	0.5%
21 Aug 2021	$0.01	2.86 years	$5.72	66.6%	0.0%	0.5%
21 Aug 2022	$0.01	4.90 years	$10.80	65.4%	0.0%	3.0%

Note 22. Share-based payments - continued

REACH
13 Feb 2023	$5.72	3.30 years	$5.72	65.4%	0.0%	3.5%
9 June 2023	$6.73	3.15 years	$6.12	60.1%	0.0%	3.8%

RSUs
10 Oct 2023	-	3 years	$7.64	N/A	0%	N/A
1 Mar 2024	-	3 years	$7.52	N/A	0%	N/A

Warrants
27 March 2024 Over allotment	US$6.25	5 years	$5.00	62.9%	0%	3.7%
27 March 2024	$5.00	0.12 years	$5.00	46%	0%	3.7%

The share-based payment expense of $4,521,598 for the period ended June 30, 2024 ($2,365,384 June 30, 2023 and $1,546,983 June 30, 2022) has been recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Loss.

Note 23. Financial Instruments

Capital management

The Company’s objectives when managing share capital, reserves, and accumulated losses, which represents the group’s capital, are to:

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders; and

●	sustain future product development.

Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (primarily currency risk), credit risk, and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange risk and aging analysis for credit risk.

Financial risk management is carried out by the Chief Financial Officer (CFO) and overseen by the Board of Directors.

Note 23. Financial Instruments - continued

Market Risk

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. The Group operates internationally and is exposed to foreign exchange risk arising primarily from currency exposures to the NZ Dollar, Euro, and US Dollar.

The Company’s financial results are reported in AU dollar and a substantial portion of our operating revenues and expenses are reported in AU dollar. Revenue and expenses recorded in local currency other that AU dollar are where practical received in to and paid out of local currency bank accounts mitigating the Company’s exposure to foreign currency risk.

Credit risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Company has no significant concentrations of credit risk. For banks and financial institutions, only independently rated and reputable parties are accepted. The Company has policies in place to ensure that sales of products and services are made to customers in advance of the products and service being provided The maximum exposure to credit risk at the reporting date is the carrying amount of the financial assets recognised in the statement of financial position.

Liquidity risk

Liquidity risk arises from the Company’s management of cash and working capital. It is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities as and when they fall due. The Company manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Remaining contractual maturities

The following tables detail the Company’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities
Consolidated 2024%		$	$	$	$

Non - Derivative
Non-interest bearing
Trade and other payables	-	1,991,536	-	-	1,991,536

Interest bearing – fixed rate
Financial liability – host debt	-	-	-	-	-
Lease liability	3.5%	135,680	46,240	35,267	217,187
Total non - derivative		2,127,216	46,240	35,267	2,208,723

Derivative
Derivative liability	-	-	-	-	-
Total Derivative		-	-	-	-

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities
Consolidated 2023%		$	$	$	$’000

Non - Derivative
Non-interest bearing
Trade and other payables	-	2,034,436	-	-	2,034,436

Interest bearing – fixed rate
Financial liability – host debt	9.3%	16,567,450	342,406	-	16,909,856
Lease liability	3.5%	127,361	28,214	28,214	183,789
Total non- derivative		18,729,247	370,620	28,214	19,128,081

Derivative
Derivative liability	-	-	-	-	-
Total Derivative		-	-	-	-

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities approximates their carrying values.

Note 24. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the Company and its network firms:

	2024 $	2023 $	2022 $
Audit fees	382,000	200,000	48,000
Audit – related fees	130,000	207,000	-
Tax fees	-	-	-
All other fees	-	-	-
Total	512,000	407,000	48,000

Note 25. Contingent Assets and Liabilities

There were no material contingent assets and liabilities at 30 June 2024 (nil – 30 June 2023).

Note 26. Commitments

The Company has no material Commitments at 30 June 2024 (nil- 30 June 2023).

Note 27. Loss per share

	2024 $	2023 $	2022 $

Reconciliation of loss after tax	(14,408,346)	(20,597,436)	(11,197,450)

Weighted average number of Ordinary Shares outstanding during the period used in calculating loss per share	10,267,686	3,918,750	3,918,750

Loss per share attributable to the owners of Alta Global Group Limited
Basic loss per share	(1.40)	(5.26)	(2.86)
Diluted loss per share	(1.40)	(5.26)	(2.86)

Note 28. Events after the reporting period

In July 2024, at the discretion of the Board under the Company’s Employee Incentive Plan (EIP), 40,000 share rights have fully vested and converted into Ordinary Shares.

In September 2024, various employees and consultants were issued an aggregate of 139,500 share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the Company’s Employee Incentive Plan. All share rights granted will vest and become exercisable in three tranches between May 2025 and August 2027.

In September 2024, we announced a revenue share agreement with UFC Gym, LLC in relation to the intention of rolling out the Warrior Training Program and Hype across UFC Gym’s global network of gyms, consisting of both corporate owned locations and franchises (with over 150 locations in 40 countries, including 80 in the United States) (“UFC Group”). In the initial phase, these programs will be introduced in locations across the US, the Middle East, the UK, Germany, Mexico, India and Central Asia. The revenue from the Warrior Training Program is shared, with the UFC Group receiving 70% and the Company receiving 30%.

In September 2024, Conor McGregor was appointed as a global ambassador (“Ambassador Agreement”) and will provide services customarily associated with such roles for a company in the mixed martial arts and technology sector (“Services”). The term of the Ambassador Agreement shall be effective for three years and either party may terminate the agreement upon 10 days prior written notice if the other party breaches the agreement and does not cure such breach within such time period. In consideration for providing these Services under the Ambassador Agreement, and pursuant to the exemption from registration provided for in Regulation S promulgated under the Securities Act, Mr. McGregor received 700,000 performance share rights that will vest once the 30-day volume-weighted average price (VWAP) achieves the following trigger: 150,000 shares on execution of the Ambassador Agreement; 100,000 shares when the share price reaches $7.50; 150,000 shares when the share price reaches $10.00; 150,000 shares when the share price reaches $15.00 and 150,000 shares when the share price reaches $20.00. Aligned with the three (3) year term of the Ambassador Agreement, Mr. McGregor is restricted from selling shares within three (3) years of issuance unless specific conditions are met, such as the Company’s written consent, a sale or liquidation of the Company, or if the Company breaches the agreement.

ITEM 19.	EXHIBITS

The following exhibits are filed or furnished, as indicated, as part of this annual report:

Exhibit No.	Exhibit
1.1	Certificate of the Registration of the Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on November 17, 2023)

1.2	Constitution of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 filed on November 17, 2023)

2.1*	Description of Securities

4.1+	Employee Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.2+	Employee Option Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.3+#	Employment Agreement between the Company and Nick Langton (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.4+#	Employment Agreement between the Company and Neale Java (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.5+#	Consultancy Agreement between the Company and Jonathan Hart (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.6+	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on November 17, 2023)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed on September 5, 2024)

11.1*	Securities Trading Policy

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed with this annual report on Form 20-F.

**	This certification is deemed not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act.

+	Indicates management contract or compensatory plan.

#	Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because such information is both not material and is the type that the Company treats as private or confidential.

69

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTA GLOBAL GROUP LIMITED

October 31, 2024

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer and Director

By:	/s/ Neale Java
Name:	Neale Java
Title:	Chief Financial Officer

70