Form 20-F
period 2025-06-30
MIXED MARTIAL ARTS GROUP LTD
filed 2025-10-31
CIK 1981519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _______ to _________

Commission file number: 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(formerly Alta Global Group Limited)

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

Andrew Reilly

Rimôn

Level 2, 50 Bridge Street

Sydney, NSW 2000, Australia

+61 2 9055 6965

andrew.reilly@rimonlaw.com

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	MMA	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares as of June 30, 2025 was 13,041,209 Ordinary Shares.

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

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “MMA.INC,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Mixed Martial Arts Group Limited and its subsidiaries.

Financial Statements

The consolidated financial statements cover Mixed Martial Arts Group Limited and its subsidiaries at the end of, or during, the year ended June 30, 2025. The consolidated financial statements are presented in Australian dollars, which is Mixed Martial Arts Group Limited’s presentation currency. We prepared our annual consolidated financial statements for fiscal years ended June 30, 2025, 2024 and 2023 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2025, 2024 and 2023 is stated in dollars, our presentation currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report.

Mixed Martial Arts Group Limited is incorporated and domiciled in Australia. The Company’s ordinary shares, no par value (“Ordinary Shares”) are listed on the NYSE American under the trading ticker “MMA.” Our registered office and principal place of business is 8 The Green Suite R, Manly, NSW 2095, Australia.

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2025,” “fiscal year 2024” and “fiscal year 2023,” relate to our fiscal year ended on June 30 of that calendar year.

Corporate Events

In March 2024, the Company completed an initial public offering (“IPO”) of our Ordinary Shares, which are listed on the NYSE American.

In December 2024, we announced a change in our company name from Alta Global Group Limited to Mixed Martial Arts Group Limited to better reflect our mission to unify and elevate the martial arts industry and drive consumer participation.

As of June 30, 2025, we had 13,041,209 Ordinary Shares issued and outstanding.

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

ii

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

 Summary of Principal Risks

●	We require substantial additional capital to fund operations; financing may not be available on acceptable terms (or at all), which could dilute shareholders and constrain the business.

●	We have a history of losses and expect operating expenses to increase; we may not achieve or maintain profitability.

●	There is substantial doubt about our ability to continue as a going concern, as highlighted by the explanatory paragraph in our auditor’s report.

●	Our results are sensitive to discretionary consumer spending and broader macroeconomic conditions; a downturn or reduced consumer demand could materially affect us.

●	Changes in consumer tastes and trends in martial arts/fitness and content distribution could reduce demand for our services and offerings.

●	We rely heavily on technology (information systems, content distribution and payments); outages, breakdowns, or cyber incidents could disrupt operations, harm our reputation, and trigger regulatory obligations and costs.

●	A breach or unauthorized disclosure of client/customer data—or attacks such as ransomware, phishing, denial-of-service and related threats—could lead to litigation, fines, and loss of business.

●	As a forum/media platform operator, we face risks from unlawful or inappropriate user-generated content and potential misuse of our platform, which can result in regulatory actions, litigation, and brand harm.

●	Negative social-media activity can rapidly damage our reputation and business and may expose us to penalties if related laws are breached.

●	Our brand and intellectual property are critical assets; infringement claims, inability to police or protect rights (especially in some foreign jurisdictions), or third-party misuse could harm our competitive position and results.

●	We depend on partner gyms and key commercial relationships; their actions are outside our control, termination/non-renewal, poor execution, or disputes may damage our brand and financial performance.

●	Our model depends on attracting and retaining gym members; attrition, pricing pressure, or ineffective marketing by us or partners could adversely affect revenues.

●	Expansion and growth (including adding partner gyms) place strains on management, systems, and controls; failure to scale effectively could harm performance.

●	We face significant competition from multiple fitness and entertainment formats, including at-home/digital offerings.

●	Operating internationally exposes us to political, regulatory, operational, tax and infrastructure risks, and challenges enforcing IP; these may restrict operations or increase costs.

●	Exchange-rate movements can cause fluctuations in our reported results.

●	We are subject to complex global tax requirements; permanent establishment, transfer pricing and withholding/excise obligations could create additional liabilities.

●	If we cannot recruit and retain key executives, coaches and professional fighters, our operating efficiency and growth plans could suffer.

●	We accept ACH/credit/debit payments; fee increases, software failures, fraud or loss of processing capabilities could reduce revenue and harm operations.

●	Our MMA “Final Fight Night” events are subject to regulation by government bodies and state athletic commissions; non-compliance could lead to sanctions or suspension.

●	Our planned crypto/Web3 initiatives face volatile asset prices and evolving, potentially restrictive regulation, which may limit adoption and adversely affect our business.

●	As a newly listed, foreign private issuer, we incur higher compliance costs and rely on certain home-country governance practices; inability to meet U.S. public-company requirements (including internal control requirements) could result in sanctions, litigation, or delisting.

●	Our share price may be volatile due to performance, market conditions, analyst coverage, regulatory changes, and sales by major holders; investors could lose part or all of their investment.

●	We do not expect to pay dividends for the foreseeable future; returns to shareholders may depend on share-price appreciation.

This summary should be read together with the full “Risk Factors” section; it does not contain all of the information that may be important to you.

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

Risks Related to Our Financial Position and Need for Additional Capital

We will require substantial capital to finance our operations that may not be available to us on acceptable terms, or at all.

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

For the fiscal year 2025, the Company recorded net cash outflow from operations of A$8,307,183 in fiscal year 2025, compared to a net cash outflow of A$9,330,767 in fiscal year 2024. The Company also recorded a loss after tax of A$26,016,967 in fiscal year 2025 compared to a loss after tax of A$14,408,346 in fiscal 2024, and may continue to incur net losses in the future.

We expect our operating expenses to increase in the future as we grow our business, continue our sales and marketing efforts related to our products, platform and programs, invest in research and development, expand our operating infrastructure, add content and features to our platform, expand into new geographies, and develop new products. We will also incur operating expenses in connection with legal, accounting, and other fees related to operating as a public company listed on a U.S. exchange. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability, which may have a material adverse effect on the trading price of our Ordinary Shares.

There is substantial doubt about our ability to continue as a going concern.

As a result of our loss after tax, net cash outflows from operating activities, net liability and net current liability position, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended June 30, 2025 that raises substantial doubt about our ability to continue as a going concern. The conditions giving rise to this uncertainty and our plan with respect to this uncertainty are disclosed in Note 3 to our consolidated financial statements appearing at the end of this report. If we are unable to obtain sufficient funding, we could be forced to delay, reduce or eliminate our product development programs or future research and development efforts, our financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. After the date of this annual report, future financial statements may continue to disclose substantial doubt about our ability to continue as a going concern, which could cause investors or other financing sources to be unwilling to provide additional funding to us on commercially reasonable terms or at all. Any capital raising transaction we are able to complete may result in substantial dilution to our existing shareholders, require us to relinquish significant rights, or restrict our operations.

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

While we have taken steps to protect our confidential and personal information and that of our clients and other business relationships and have invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach could require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including, but not limited to, the payment of fines. Although we are in the process of obtaining an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also could be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

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

Since the content on our media platform is generated by our platform participants, we are subject to risks related to content moderation and compliance with applicable law.

As a forum and media platform operator, we depend on users to generate and share content. We may face legal, regulatory, or reputational risks if users post or distribute material that is false, misleading, infringing, defamatory, offensive, or otherwise non-compliant with applicable laws or our terms of use. Moderating and managing user-generated content requires significant resources, and our controls may not always prevent the publication or dissemination of undesirable or unlawful material. Failure to effectively monitor or moderate such content could expose us to litigation, regulatory actions, or harm to our brand and reputation.

Our media platform may be misused or attract undesirable activity, which could harm our business, reputation and standing with our clients and customers.

Our media platform and forum may attract users, groups, or activities that are inconsistent with our brand values, business objectives, or community standards. Individuals may attempt to use our platform to promote objectionable, unlawful, or otherwise inappropriate behavior. Even if we act promptly to remove such content or users, these incidents may cause reputational harm, discourage legitimate users or advertisers, and subject us to regulatory scrutiny or liability.

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

We rely on contracts and relationships and a termination of any such contract or relationship could have a material adverse effect on our business.

We rely on business relationships with our partner gyms, including UFC Gym, our coaches, and MMA.INC ambassadors. A principal component of our marketing program has been to partner with high-profile marketing partners to help us extend the reach of our brand. Although we have partnered with several well-known partners, we may not be able to attract and partner with new marketing partners in the future. In addition, if the actions of our partners damage their reputation, our partnerships may be less attractive to our current or prospective members. Any of these failures by us or our partners could adversely affect our business and revenues. In addition, the termination, variation and non-renewal of contracts may have a material adverse effect on our financial performance, financial position and/or reputation.

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

For gym academy memberships, there are no exclusivity provisions and no rights for the consumer or the partner gym to reduce or limit performance under the agreement. Either party may terminate an agreement upon written notice to the other party.

Our planned growth could place strains on our management, employees, information systems and internal controls, any of which may adversely impact our business.

Over the past several years, we have experienced growth in our business activities and operations, including an increase in the number of partner gyms. Our past expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage our growth effectively may harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management’s attention, and we may not realize a return on our investment. In addition, we believe the culture we foster at our partner gyms is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. These risks may be heightened as we continue to grow our business. Our failure to successfully execute on our planned expansion of partner gyms could materially and adversely affect our results of operations and financial condition.

We are subject to a number of risks related to automated clearing house, or ACH, credit card and debit card payments we accept.

We accept payments through ACH, credit card and debit card transactions. For ACH, credit card and debit card payments, we pay interchange and other fees that could increase over time. An increase in those fees could require us to either increase the prices we charge for our memberships (and thus could cause us to lose members) or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards, debit cards or bank accounts on a timely basis or at all, we could lose membership revenue, which could materially and adversely affect our operating results.

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

Our partner gyms may be unable to continue to attract and retain members and, if that were to occur, could materially and adversely affect our business, results of operations and financial condition.

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

If we are unable to identify and secure suitable partner gyms, our revenue growth rate and profits could be negatively impacted.

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

We are highly dependent on the services of our senior management team, including our Chief Executive Officer and other key employees at our corporate headquarters. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could adversely affect our operating efficiency and financial condition.

Negative use of social media could adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication that allow individuals access to a broad audience of consumers and other interested persons. Negative commentary about us may be posted on social media platforms at any time and may harm our reputation or business. Consumers value readily available information about gyms and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our brand or business, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our partner gym locations. We also use social medial platforms as marketing tools, such as Facebook and Instagram accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our partners or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our and our partners’ business, financial condition and results of operations or subject us to fines or other penalties.

We are subject to tax laws in various countries.

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

We face competition from studio fitness concepts, full-service health clubs; racquet, tennis, country and other athletic clubs, value-focused health clubs, at-home fitness offerings, including digital fitness content and from other forms of entertainment and leisure activities in a rapidly changing and increasingly fragmented environment. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our business which could have an adverse effect on our business, financial condition, and results of operations.

We may be unsuccessful in any strategic acquisitions and investments, and we may pursue acquisitions or investments for their strategic value in spite of the risk of lack of profitability.

We may face uncertainty in connection with acquisitions and investments. To the extent we choose to pursue certain investment or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates or investments, our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors. Additionally, we may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments may not be profitable, but may be of strategic value to us. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

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

Our new artificial intelligence crypto rewards platform strategy may not be successful.

We are developing crypto initiatives and a Web 3.0 ecosystem as part of our growth strategy. In October 2025, we commenced deploying our utility token on the Solana testnet, our first step towards validating our Web 3.0 ecosystem that fuses combat sports, blockchain and artificial intelligence (“AI”). In addition, we are building a rewards platform to enhance community engagement through tokenized rewards, enabling users to “Get Paid to Train.”

The prices of blockchain assets have historically been subject to dramatic fluctuations and are highly volatile. The value of blockchain assets and fluctuations in the price of blockchain assets could materially and adversely affect our business and investment in the Company.

Crypto initiatives are relatively new. Many of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, customers and the general public may lose confidence or interest in crypto strategies similar to ours.

Our new crypto strategies may not produce the long-term benefits that we expect, which could have an adverse effect on our business, operating results, and financial condition.

Our MMA Final Fight Night events are subject to governmental and state athletic commission regulation.

Our MMA Final Fight Night events are subject to regulation by governmental entities and state athletic commissions within the jurisdiction of such events. If we operate an MMA Final Fight Night event, we will be responsible for adhering to all government sanctioning requirements and safety protocols that apply to such an event. If our partner gyms operate an MMA Final Fight Night event, they will have the same responsibility. If we or our partner gyms fail to adhere to all regulations and protocols, we may be subject to disciplinary action from the relevant governing body, which may include cancellation of registration, suspension of registration or a written warning. For example, in Sydney, the Combat Sports Authority of NSW regulates combat sports in accordance with the Combat Sports Act 2013 (the “Act”), the Combat Sports Regulation 2014 and the rules made under section 107 of the Act. The objectives of the Act are to promote the health and safety of combat sport contestants, promote the integrity of combat sport contests, regulate combat sport contests on a harm minimization basis and promote the development of the combat sport industry. Persons engaging or participating in combat sports must be registered under the Act in the appropriate Combatant, Promoter or Industry Participant registration class.

We face risks relating to our use of AI in our business.

We use “artificial intelligence” (machine-learning models that analyze data to predict, recommend, or generate outputs) in limited, supporting ways across sales and marketing, customer service, fan-engagement analytics, and internal administration. We expect AI to help us scale more efficiently and improve service quality over time; however, outcomes are uncertain and benefits may vary. Our AI features for blockchain and digital collectibles remain in development and are not currently material to revenue. The use of AI entails risks, including model errors or bias, data privacy and IP concerns, dependence on third-party providers, regulatory changes, and cost variability. We employ human-in-the-loop oversight, vendor due diligence, and data-handling safeguards, and we do not rely on AI to prepare our financial statements or make accounting judgments. Our use of AI may not result in the efficiencies we expect and may affect our business, financial condition and results of operations.

Risks Related to Government Regulation

We face risks arising from government regulation around the world and a violation of regulation could adversely impact on our business and results of operations.

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

We and our partner gyms are also subject to various other laws in Australia, the United States and Europe governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and our partners’ employees in the United States are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases.

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

Regulators can impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information in various locations around the world, including the European Union. In Australia, the collection, use, storage and disclosure of personal and sensitive information is governed by the Privacy Act 1988 (Cth) (“Privacy Act”) and the Australian Privacy Principles contained at Schedule 1 of the Privacy Act (“Australian Privacy Principles”). Failures or breaches of data protection systems can result in reputational damage, regulatory impositions (such as for breaches of the Privacy Act or Australian Privacy Principles) and financial loss, including claims for compensation by customers or penalties by the Australian telecommunications regulators or other authorities. As a result, our business is subject to complex and evolving Australian, U.S. and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

In the United States and certain other jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

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

As we seek to expand our business into crypto and blockchain assets, we would become subject to new regulations.

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets, are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets. In addition, various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate the sale and use of blockchain assets. Such legislation may vary significantly among jurisdictions, which may subject participants in the blockchain trading marketplace to different and perhaps contradictory requirements.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and elsewhere, may materially and adversely impact the development and growth of blockchain networks and the adoption and use of blockchain assets. The imposition of restrictions on all blockchain assets, or certain blockchain assets, could affect the value, liquidity and market price of blockchain assets subject to heightened regulation, by limiting access to marketplaces or exchanges on which to trade such blockchain assets, or imposing restrictions on the structure, rights and transferability of such blockchain assets. Some governments may seek to ban transactions in blockchain assets altogether.

The Company may be prevented from entering, or it may be required to cease operations in, a jurisdiction that makes it illegal or commercially unviable or undesirable to operate in such jurisdiction. Although it is impossible to predict the positions that will be taken by certain governments, any regulatory changes affecting blockchain assets could be materially adverse to the development and growth of our business and investment in the Company.

Risks Related to Our Securities

We could become subject to the auditor attestation requirement under the Sarbanes-Oxley Act even if we have little or no revenue, thus imposing significant cost and administrative burden on us.

We currently qualify as an “emerging growth company” and, as a result, are exempt from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal controls over financial reporting. We expect to remain an emerging growth company until the earlier of the last day of our fiscal year following the fifth anniversary of the completion of our first public offering in the United States or, as of the last business day of our most recently completed second fiscal quarter, our aggregate worldwide market value of the voting and non-voting common equity held by our non-affiliates is US$700 million or more. Once we cease to be an emerging growth company and the aggregate worldwide market value of our voting equity held by non-affiliates exceeds US$75 million as of our most recently completed second fiscal quarter, then we will be subject to the auditor attestation requirement in the assessment of the internal controls over financial reporting.

While the U.S. Securities and Exchange Commission (“SEC”) has acknowledged the significant cost of the auditor attestation requirement for small companies and provided an exemption for U.S. “smaller reporting companies” with less than US$100 million in revenue, the SEC has decided not to similarly exempt foreign private issuers (such as the Company) unless they comply with the reporting requirements for U.S. companies, including presenting financial statements in accordance with U.S. generally accepted accounting principles. Given the significant cost and administrative burden resulting from inconsistent reporting obligations under the rules of the SEC and the Australian Corporations Act, it may not be feasible for us to comply with the SEC’s reporting requirements for U.S. companies in the event the Company were to cease being an “emerging growth company” and have aggregate worldwide market value of our voting equity held by non-affiliates exceeding US$75 million.

In such event, we could be obligated to incur significant compliance costs (which the SEC estimated to be US$210,000 per annum in 2019) and administrative burden given our limited number of personnel. If such costs were to become too significant, we could reconsider our listing on NYSE American because, as the SEC has acknowledged, the savings for a small company could be put to more productive use such as developing the company.

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

As of the date of this filing, we have identified deficiencies in our internal controls that are deemed to be material weaknesses. The matters involving internal controls and procedures that our management considered to be a material weakness under the standards of the United States Public Company Accounting Oversight Board (“PCAOB”) were (1) the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and (2) the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB. Consequently, we have determined there is a material weakness in our internal control over financial reporting.

Although these material weaknesses did not result in material adjustments to the financial statements, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls. We are still in the process of remediating these control weaknesses.

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

In addition, we are in the process of remediating identified material weaknesses by implementing and enhancing the following controls:

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

In support of the above, we have enhanced our finance and accounting functions with additional key hires with relevant skills and continuing professional education of all staff.

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

The market price of our Ordinary Shares could be adversely affected by future sales and issuances of our Ordinary Shares or the perception that such sales and issuances may occur.

Future sales or issuances of a substantial number of our Ordinary Shares or the perception that such sales or issuances might occur, could cause a decline in the market price of our Ordinary Shares or could impair our ability to obtain capital through a subsequent offering of our equity securities or securities convertible into equity securities.

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

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable the rules adopted by the SEC and the NYSE American corporate governance rules and listing standards.

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

If we were to breach the rules of the NYSE American, then it could delist our Ordinary Shares from trading on its exchange, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

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

Australian courts may not hear claims that are predicted upon U.S. securities laws.

Unless certain narrowly identified principles exist, Australian courts are unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

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

A. History and Development of the Company

MMA.INC is building the digital infrastructure for the future of combat sports. The big idea is simple: take the world’s fastest-growing sports vertical and give it the connective tissue it’s never had. Our mission at MMA.INC is to convert an estimated 700 million global fans into participants at scale.

We operate four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs like the Warrior Training Program.

●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.

●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.

With over 5 million social media followers, 530,000 user profiles, 75,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, the Company continues to transform the martial arts landscape and seeks to deliver unparalleled value to its stakeholders1.

During the financial year, our principal activity was the provision and administration of the TrainAlta Warrior Training Program. Specifically, we provided marketing intellectual property, payments software, training syllabus and outsourced customer sales and service resources to our licensee partner gyms throughout the world.

Another core element of our business is BJJLink - our integrated platform designed to help martial arts academies operate more efficiently and profitably and keep students engaged longer. BJJLink provides a comprehensive solution for membership management, billing, class scheduling, communication, and performance analytics, all integrated into a seamless member-facing experience that helps improve student engagement and retention. Consolidating tools into one platform helps our partner gyms grow healthier businesses and retain students. More than 50,000 students pay their monthly membership fees to their local academy through BJJLink, with more joining every month.

Looking ahead, we plan to launch our Community and Fan platform in 2026, designed to be the first fully integrated platform bringing together fans, fighters, coaches, gym owners, and brands into a single, monetized ecosystem. This will be our mass market product, targeting an estimated 700 million global fans of MMA.INC. Supported by the fast and scalable Solana blockchain network, the platform is expected to incorporate instant reward systems, live competitions, and a creator-centric economy where fighters, fans, and content creators are rewarded with tokens for their participation.

1 References to verified gyms, partner gyms, and user profiles refer to accounts claimed or created across the Company’s ecosystem, including TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen.

Business developments during fiscal 2025 and first quarter of fiscal 2026

In September 2024, the Company entered into a three-year revenue share agreement with UFC Gym Group to roll out the Warrior Training Program and Hype across its global network of over 150 gyms in 40 countries. Under the agreement, UFC Gym receives 70% of program revenue and the Company 30%. The partnership has the potential to generate strong revenue as UFC Gym programs expand across the United States, the Middle East, Europe, and Asia.

In September 2024, Conor McGregor was appointed as Global Ambassador under a three-year agreement to promote the Company’s brand and programs. He received 700,000 performance share rights, with 150,000 vesting immediately and the remainder vesting at VWAP milestones of US$7.50, US$10.00, US$15.00, and US$20.00. Mr. McGregor is subject to a three-year sale restriction, except under limited conditions with Company consent or in the event of a sale or breach.

In September 2024, Mark Mastrov, the founder of 24-Hour Fitness and UFC Gym, joined the Company’s Advisory Board alongside UFC Gym CEO Adam Sedlack. Mark and Adam are expected to leverage their fitness industry expertise to help scale the Company’s products and programs globally.

In November 2024, the Company completed a US$1,815,451 private placement of ordinary shares (no warrants) at US$1.68 per share, led directly by the company. The capital raising attracted participation from existing shareholders, new high-net-worth investors, and our CEO and Board members, thus demonstrating strong confidence of management.

In December 2024, the Company acquired BJJLink, a Jiu Jitsu gym management and fintech platform, for up to US$13 million payable in cash or shares. The transaction includes US$3 million in fixed payments over two years and up to US$10 million in earn-outs linked to revenue milestones over five years, strengthening the Company’s position as a leading platform in global martial arts.

In April 2025, the Company entered into a US$2 million Revolving Loan Agreement with Bowery Consulting Group Inc., allowing discretionary drawdowns to support short-term financing needs. A total of US$550,000 was drawn, subsequently repaid with interest, and the facility was terminated in July 2025.

In June 2025, the Company successfully completed a US$5.0 million underwritten public offering of ordinary shares and pre-funded warrants at a price of US$0.76 per share.

In June 2025, the Company entered into a strategic partnership with Morphotech Pte Ltd to develop a blockchain- and AI-powered rewards platform designed to redefine martial arts engagement and monetization. The platform is expected to introduce tokenized rewards, NFT marketplaces, and immersive training tools, creating a next-generation ecosystem that rewards fan and practitioner participation.

In July 2025, the Company expanded its technology partnership with UFC Gym Group, with BJJLink.com selected as the official software platform for UFC Gym’s new Brazilian Jiu-Jitsu (BJJ) franchise studios. Under the multi-year software as a service (“SaaS”) agreement, BJJLink will power the rollout and be providing an all-in-one system for scheduling, billing, and member engagement.

In July 2025, Laura Sanko joined the Board of Directors. Laura Sanko brings a wealth of expertise and passion to the Company’s Board of Directors. As a trailblazing UFC commentator, Sanko made history as the first female color commentator in the modern UFC era, debuting at UFC Fight Night in February 2023. Her insightful analysis, deep technical understanding of mixed martial arts and engaging presence have made her a respected voice in the combat sports community.

In September 2025, Donald Trump Jr. was appointed as a Strategic Advisor under a 24-month agreement to assist with strategic alliances, business development, and investor relations. In consideration for these services, he received options to purchase 1.5 million ordinary shares at US$0.001 per share, subject to a 12-month lock-up period and compliance with applicable securities laws.

In October 2025, we announced our development of crypto initiatives and a Web 3.0 ecosystem as part of our growth strategy. In October 2025, we also commenced deploying our utility token on the Solana testnet, our first step towards validating our Web 3.0 ecosystem that fuses combat sports, blockchain and artificial intelligence. In addition, we are building a rewards platform to enhance community engagement through tokenized rewards, enabling users to “Get Paid to Train.”

Corporate Information

The Company was incorporated in March 2013 under the laws of Australia under the name Wimp 2 Warrior Limited. The corporate name was changed to Alta Global Group Limited in February 2022 and to Mixed Martial Arts Group Limited in December 2024. We do business as MMA.INC.

Our principal executive offices are located at Level 1, Suite 1, 29-33 The Corso, Manly, New South Wales 2095, and our telephone number there is +61 1800 151 865. Our website address is https://www.mma.inc. Information on our website is not incorporated by reference into or otherwise part of this annual report. Our annual reports on Form 20-F, current reports on Form 6-K, amendments to these reports, and other information regarding issuers that file electronically with the SEC, can be accessed, free of charge, on the SEC’s website at www.sec.gov.

In March 2024, we completed an initial public offering of our Ordinary Shares, which are listed on the NYSE American.

B. Business Overview

Strategy

MMA.INC is building the digital infrastructure for the future of combat sports. The big idea is simple: take the world’s fastest-growing sports vertical and give it the connective tissue it’s never had. Our mission is to convert an estimated 700 million global fans of mixed martial arts into active participants at scale.

We believe the next decade will see martial arts rise from a fragmented industry to a consolidated mainstream. We are positioning MMA.INC to make that transition possible. The recently announced media rights deal between the UFC and Paramount/CBS beginning in 2026 was another significant step forward for the industry, and we expect to see significant visibility and engagement spikes for the sport.

MMA, as a fragmented, very fast-growing sport, will benefit from a consolidated platform that serves everyone in the ecosystem, whether it be the fan, fighter, coach or gym owner. The sport has never had more global visibility, yet the infrastructure to convert that interest into participation just hasn’t existed. Hundreds of millions of fans watch fights, follow fighters, and engage with the culture, but there is no streamlined path to get them into gyms to train. We are seeking to bridge that gap.

The MMA fan base and addressable market, with hundreds of thousands of martial arts academies globally and a fan base measured in the hundreds of millions. Our strategy is to partner with gyms, not own them. Our platform aims to be a technology tool that helps owner-operators acquire, onboard, and retain customers without heavy capex. We connect MMA fans to training programs and gyms, make onboarding seamless for gyms, and monetize through subscriptions and an expanding stack of services.

Together, BJJLink and our renowned “Warrior Training Program” connect MMA fans’ energy and the gyms, coaches, and communities providing pathways to lifelong participation. We aim to solve two problems at once: making it easier for fans to take their first step into training, and giving academies new members and the tools to run more efficiently, retain customers, and grow revenue. That combination is powerful because it aligns everyone’s interests: fans get access, gyms get customers, and the sport gets stronger.

Our platform is built to capture sector growth by leveraging existing “owner-operator” gyms and coaching relationships without the overhead or slow onboarding. Each new academy we onboard and each new fan starting our program increases our network effect and extends our first-mover advantage.

Strategic Advisors and Partners

We have strong support from key investors and strategic advisors, including:

Donald Trump Jr. is a business executive, media figure, and co-founder of World Liberty Financial. His appointment as our Strategic Advisor adds global recognition and brand-building expertise and will provide strategic counsel to our board and management team.

Conor McGregor is our investor, Strategic Advisor and a passionate advocate for what we’re building at MMA.INC. His global reach, exceptional marketing instincts, and ability to command attention augment our business, providing us with access to more partners, sponsors and media coverage.

Mark Mastrov is the founder of 24-Hour Fitness and former owner of the Sacramento Kings, Mark is a highly respected figure in the global fitness community. His vision and leadership transformed 24-Hour Fitness & UFC Gyms into household names, and he contributes extensive industry experience to the Company as a member of our Advisory Board.

Adam Sedlack is the CEO of UFC Gym and a leading force in bringing innovative fitness solutions to the market. As a member of our Advisory Board, his leadership of UFC Gym’s global expansion aligns with the Company’s own objectives of delivering innovative combat sports programs to fans worldwide.

Todd Ruppert is a member of our Advisory Board and is a global investor and board member across a number of fields, including education, financial services, disruptive technologies, publishing, arts and entertainment, and strategy consulting. Todd has over 40 years of experience in the financial services industry, including as the former CEO and President of T.Rowe Price Global Investment Services.

Andy Stewart is an industry partner at Motive Partners, a next-generation fintech investment firm. Previously, Andy co-led Blackrock’s Alternative Investment Platform (BAI), was the Managing Director and Head of Liquid Alternatives at Credit Suisse and was President and Chief Operating Officer at Man Investments.

We have also partnered with one of the largest names in MMA inspired fitness, UFC GYM. In September 2024, we entered into a multi-year strategic partnership aimed at launching branded programs, amateur fight events, and training platforms across more than 150 UFC Gym locations worldwide. Further, UFC GYM selected BJJLink as the operating platform for its new Brazilian jiu-jitsu franchise expansion, with forty-five new academies are due to open in 2025.

Our Advisory Board described above work with our executive team, which includes industry leaders like John Kavanagh and Rich Chou, to give us a powerful edge in networking, distribution, brand trust, and the ability to identify and attract incredible growth opportunities, like our partnership with UFC Gym.

Market Opportunity

With 700 million combat sports fans worldwide, mixed martial arts has reached unprecedented popularity. We benefit from the sector’s growth, driven by major MMA leagues like UFC, PFL, ONE Championship, and Bellator, whose marketing efforts expand the sport’s fan base.

Our goal is to convert this interest into engagement through our premium online and in-gym training experiences. According to IBISWorld statistics, there are currently over 46,500 martial arts and combat sports gyms in the US alone that generated annual revenues of approximately $19.4 billion in 2024. Additionally, according to Sports & Fitness Industry Association’s Single Sport Reports for Martial Arts and Boxing Fitness, it is estimated that more than 11.8 million people engaged in various martial arts and combat sports disciplines in 2023.

Our business model complements existing industry players without cannibalizing their market. As the Company scales, its first-mover advantage in grassroots MMA participation unlocks significant potential, especially in North America, where the martial arts industry is projected to reach 67,000 gyms by the end of 2025, with fanbase growth accelerating exponentially.

Our Products and Platform

Our business is subscription-driven. Customers join our ecosystem to train in the gym or online with top-tier coaches. Price points range from entry-level digital access to premium, immersive, five-day-a-week training programs. The wide spectrum of offerings lets us meet people where they currently are - budget, schedule, and ambition - and then allow them to increase their commitments as their engagement deepens.

For gym operators, the economics improve as adoption grows. Software adoption allows for strong retention, margins grow as usage of digital tools rises, and our customer acquisition cost remains attractive because content and community engagement convert fans into customers more efficiently than advertising does. With distribution scale from branded partnerships like UFC GYM, we anticipate that revenue will become increasingly more recurring and predictable, while also enabling us to introduce additional monetization channels, including e-commerce, athlete management tools, and advanced fan engagement features, within the same user base.

As we prepare to release our tokenised rewards and loyalty Community and Fan platform supported by the Solana blockchain in early 2026, our goal is to enable the community to “get paid to train”, whereby they can earn experience points (“XP”) and cryptocurrency rewards for training and engagement that could be used both on the platform and within our verified partner network.

NYSE:MMA

Our vision is to become the ultimate "one-stop-shop" for combat sports fans, participants, coaches and partners

ALTA / UFC GYM

Training and Participation | **B2C**

Audience:
Fans and Participants

Products:
TrainAlta 'Warrior Training Program', UFC Gym 'Warrior Training Program' Partnership, In-Gym Training Passes

Product Rationale to MMA:
Provides deep sector trust and credibility for our brand in the sector and invaluable media assets

Customer Value Proposition:
Beginner Training Experiences, "Fight Camps", improved "on ramp" to commence training, ability to train with the best coaches globally

Status:
In Market

BJJLINK

Business Tools | **B2B**

Audience:
Coaches and Gym Owners

Products:
BJJLink (Gym Management Platform) - SaaS
Hype (Marketing / Lead Generation Platform) – SaaS
Marketing Support - transactional

Product Rationale to MMA:
Scalable and sticky SaaS products that embed us in the back-end infrastructure and payment / transactions of a highly fragmented sector

Customer Value Proposition
Manage and grow your business, payments and transactions, CRM, member management

Status:
In Market

MixedMartialArts.com

Community and Commerce Platform

Audience:
Fans, Participants, Coaches and Partners

Products:
MixedMartialArts.com

Product Rationale to MMA:
Globally scalable and enabling us to connect and transact with over 640m global fans

Customer Value Proposition
Transactions, Web 3.0 / blockchain rewards, training content, social engagement with your community, news feed to stay up to date, event data, fight data, gym and coach finder, training tracker

Status:
Launch scheduled early 2026

Connected by technology, single sign-on and blockchain rewards and loyalty programs to incentivize adoption

MMA.INC

These products cater to a wide range of users, from gym owners and coaches to fans and participants, with B2C subscription prices ranging from US$9 to US$550 per month and B2B subscriptions ranging from US$49 to US$149 per month plus transaction fees on transactions processed through our platform, enhancing revenue streams through a combination of subscriptions, transactions fees, and partnership opportunities.

NYSE:MMA

Our Revenue Model and Go-to-Market Approach

ALTA / UFC GYM

Training and Participation | **B2C**

Type of Revenue:
Upfront and monthly training payments by participants

Revenue Model:
20-40% net revenue share to MMA

Pricing:
$150 - $550 per month per participant

Go-to-market Approach:
Partner with high profile gym partners, joint marketing initiatives with gyms, ambassadors, paid search / advertising, user generated content, word of mouth, referral programs / incentives

BJJLINK

Business Tools | **B2B**

Type of Revenue:
Monthly SaaS revenue + Transaction Fees paid by gym owners and coaches

Revenue Model:
Subscription paid by gym owner to MMA

Pricing:
$49-149 per month + transaction fees

Go-to-market Approach:
Word of mouth, referral programs / incentives, B2B sales team, cross-sell with Alta/UFC Warrior Training Program relationships, paid search / advertising

MixedMartialArts.com

Community and Commerce Platform

Type of Revenue:
B2C - Free and premium subscription
B2B – partnership and sponsorship revenue (ad-hoc)

Revenue Model:
Monthly subscription paid by user to MMA

Pricing:
$9/mth for premium subscription (subject to change)

Go-to-market Approach:
Existing platform user-base and reach, talent / ambassador usage and promotion, referral programs / incentives, paid search / advertising, cross-promote with BJJ Link and Alta/UFC Warrior Training Program

Connected by technology, single sign-on and blockchain rewards and loyalty programs to incentivize adoption

MMA.INC

We expect to launch our Community and Commerce Platform in 2026, a mobile-first, multi-device app designed to unify the global martial arts community into a single, monetized ecosystem. This platform will offer fans, participants, coaches, and gym owners a seamless experience to connect, engage, and transact within the sport. This platform is aimed to appeal to the 700 million MMA fan base and ultimately provide both a free and premium subscription to access the platform.

NYSE:**MMA**

In early 2026, we will be launching our fully integrated Community and Commerce Platform for the Global Martial Arts Industry

Through the revitalization of mixedmartialarts.com and the release of a connected App, we will have a globally scalable product that enables us to connect and transact with over 640m global fans of MMA.

A place for **fans.**
A place for **martial artists.**
A place for **teams.**
A place for **partnerships.**

The upcoming release of mixedmartialarts.com will serve as a fully connected platform that streamlines academy operations, empowers coaches and creates revenue opportunities for all participants.

9:41
UFC 304
August 6th, 2024
Las Vegas, NV
Main Event
Sat Jul 27 | 7:00pm
Jon Jones 27-1-0
vs
Tom Aspinall 15-3-0
Main Event
Sat Jul 27 | 7:00pm
Jon Jones 27-1-0
vs
Tom Aspinall 15-3-0
Top Clips
Results
UFC 304
Sat Jul 27 | 7:00pm
Jones vs Aspinall
KO/TKO · R1 01:00
9:41
Train
New York
Program
Martial Art
TRAINING AVAILABLE
Tiger Schulmann's Martial Arts Chelsea
688 Avenue of the Americas 2nd and 3rd Floor, New York

MMA.INC

Our Next Growth Engines

Our future growth strategy is driven by clear principles that focus on building an integrated ecosystem to empower coaches, engage participants, and drive sustainable revenue. We aim to surpass current industry leaders by creating a global platform that connects the entire martial arts community.

Our platform is designed to fuel revenue growth by combining B2C and B2B subscriptions with transaction fees for services and products offered by gyms, coaches, and athlete influencers. As fans and participants engage with the platform, connecting with these offerings, we capture additional value from every transaction, driving sustained growth across the entire ecosystem.

We intend to continue to invest in technology to enhance the experience for all participants on the Company’s Community Platform, namely customers, coaches and gym owners, in order to drive lifetime value and expand sales channels through referrals and organic promotion.

In October 2025, we announced our development of crypto initiatives and a Web 3.0 ecosystem as part of our growth strategy. In October 2025, we also commenced deploying our utility token on the Solana testnet, our first step towards validating our Web 3.0 ecosystem that fuses combat sports, blockchain and artificial intelligence. In addition, we are building a rewards platform to enhance community engagement through tokenized rewards, enabling users to “Get Paid to Train.”. The testnet release enables MMA.INC to simulate full ecosystem activity, including minting, staking, XP accumulation, and rewards distribution, while also introducing AI-powered analytics that assess user performance, engagement, and progression. As part of the planned launch, it is expected that rewards and loyalty points will be distributed to MMA.INC’s existing community of students, coaches, athletes and partner gyms who have already been contributing to the ecosystem’s growth.

The MMA.INC Utility Token is currently in development and not yet available for public sale, purchase or trading. MMA.INC strongly advises the public to avoid any third-party tokens claiming to represent or be affiliated with the Company. Official information on token deployment and platform launch will be communicated only through www.mma.inc/Token and verified Company channels.

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

Competition

We support the entire martial arts and combat sports ecosystem, driving community engagement, increasing participation, and creating new monetization opportunities for all stakeholders, including gyms, coaches, participants, and fans. We believe martial arts provides a more holistic and deeply rewarding experience for both physical and mental development, offering benefits that go far beyond those of conventional fitness training.

Aligned with the broader combat sports industry, we compete with traditional fitness trends and the mass-affluent fitness sector, which is dominated by large corporate gym networks.

Employees and Human Capital Resources

As of June 30, 2025, we employ 5 employees in product development and engineering, 11 (6.4 full time equivalent) employees in sales and marketing, and 6 (5.8 full time equivalent) employees in a corporate office capacity. We also leverage external service providers to support our operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

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

Artificial Intelligence

We use “artificial intelligence” (machine-learning models that analyze data to predict, recommend, or generate outputs) in limited, supporting ways across sales and marketing, customer service, fan-engagement analytics, and internal administration. We expect AI to help us scale more efficiently and improve service quality over time; however, outcomes are uncertain and benefits may vary. Our AI features for blockchain/digital collectibles remain in development and are not currently material to revenue. The use of AI entails risks—including model errors or bias, data privacy and IP concerns, dependence on third-party providers, regulatory changes, and cost variability. We employ human-in-the-loop oversight, vendor due diligence, and data-handling safeguards, and we do not rely on AI to prepare our financial statements or make accounting judgments.

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

We and our partner gyms are also subject to various other laws in Australia, the United States and Europe governing such matters as minimum-wage requirements, overtime and other working conditions. A significant number of our and our partners’ employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases.

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

In the United States and certain other jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets, are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets. In addition, various legislative and executive bodies in the United States and in other countries have shown that they intend to adopt legislation to regulate the sale and use of blockchain assets. Such legislation may vary significantly among jurisdictions, which may subject participants in the blockchain trading marketplace to different and perhaps contradictory requirements.

The various regulations set out above have not materially impacted or affected the offering of our four business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes..

C. Organizational Structure

Mixed Martial Arts Group Limited has several subsidiaries. See Exhibit 8.1 “List of subsidiaries of the Registrant” of this annual report for a list of our subsidiaries.

D. Property, Plants and Equipment

We do not own any real estate. Our registered office in Australia is located at Level 1, Suite 1, 29-33 The Corso, Manly, New South Wales 2095.

We lease approximately 127 square meters of office premises in Australia pursuant to a lease that expires on June 6, 2026. Our monthly lease fees are approximately A$10,000 (US$6,500). We believe our leased business locations are sufficient to meet our current needs.

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

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended June 30, 2025, 2024 and 2023 and the notes thereto included under “Item 18”.

A. Operating Results

Overview

We are a technology company that is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector.

We believe that the MMA.INC Platform represents a considerable opportunity to aggregate the vast global community ecosystem for martial arts and combat sports, via a single platform solution that will define the sector’s digital transformation, converting one of the world’s largest fan bases into participants. The MMA.INC Platform serves as a comprehensive solution for martial arts and combat sports.

For the fiscal year 2025, the Company recorded a net cash outflow from operations of A$8,307,183 in fiscal year 2025, compared to A$9,330,767 in fiscal year 2024. The Company also recorded a loss after tax of A$26,016,967 in fiscal year 2025 compared to a loss after tax of A$14,408,346 in fiscal year 2024. We had a cash balance as at June 30, 2025 of A$2,084,674 compared to A$3,544,837 at June 30, 2024.

Key drivers of results of operations

Revenues

Revenue from Program Fees

Sales revenue consists of license fees and are recognized upon the provision of the right to use our intellectual property related to the Warrior Training Program, which is a set of mixed martial arts training programs and relevant branding and support.

We enter into contracts with our partner gyms for each respective partner gym to run our MMA.INC branded Warrior Training Program for 20 weeks within their gym. The contract is accompanied by a license agreement between us and our partner gyms. The determination of the program revenue amount is dependent on the number of participants in each series for each gym. We receive payment in advance directly from the participant. We must settle contractual payments to the partner gyms as a percentage of the total training fees collected from participants. Net revenue from program fees is the gross program fees, less contractual payments to our partner gyms. Revenues from sales of the Warrior Training Program represented greater than 70% of our net revenues during fiscal years 2025 and 2024.

SaaS revenue

SaaS revenue was earned for the first time in fiscal 2025 with the acquisitions of Hype and BJJLink, the dedicated platform for Brazilian Jiu-Jitsu gyms. Revenue is generated through a combination of subscription fees and transaction-based income, with gyms choosing from flexible pricing options based on their needs. This should provide strong growing recurring revenue streams.

Expenses

Contractual Payments to Gyms

We enter into license agreements with partner gyms for the implementation of our branded 20-week Warrior Training Program. Under the license agreements, we receive all revenue generated from the implementation of our Warrior Training Program by our partner gyms, and subsequently distribute a portion of such revenues to our respective gym partners based on the terms of each license agreement. We recognize these contractual obligations to gyms as a component of net revenue from program fees.

Advertising fees

We incur marketing and advertising expenses for the promotion of and the generation of leads and revenue for the Warrior Training Program. Marketing and advertising expenses are recognized as expenses as incurred. Our marketing and advertising costs consist primarily of third-party costs for consultants who perform marketing and advertising activities on our behalf and under our direction, rent costs for our global offices, and other miscellaneous costs.

Employee Salaries and Benefits

Our employee salaries and benefits costs consist primarily of employee salaries and related costs for employees in executive, corporate and administrative functions including wages and salaries, superannuation, non-monetary benefits, payroll taxes, annual leave and long service leave.

Professional fees

Other significant professional expenses include legal fees, finance support fees and other business consultant fees.

Investor Relations and Corporate Advisory Expenses

Investor relation expenses include the recurring cash costs of engaging with the capital markets and our shareholder base, such as external IR advisory retainers, press and investor communications. Spending may vary from year to year with market engagement, conference schedules and corporate developments.

Lising and Compliance Expenses

This expense comprises the recurring cash costs of operating as a listed public company, including external legal support for routine securities-law and governance matters, audit-related professional services, exchange/registrar and filing fees, transfer-agent and company secretarial services. These expenses recur each period and may vary with the level of regulatory activity, audit scope and exchange fees.

 Share-Based Payment Expense

Share-based compensation expenses are recognized in line with our accounting policy for share-based compensation, which is described in Note 22 of our consolidated financial statements. Share-based compensation expenses consist of costs related to share-based incentives granted to personnel across all functions and key advisers and ambassadors.

Overview of Performance and Financial Condition

The Company’s financial results for fiscal year 2025 compared to fiscal 2024:

●	Net cash outflow from operations was A$8,307,183 in fiscal year 2025 compared to A$9,330,767 in fiscal year 2024.

●	Losses: The loss after tax increased to A$26,016,967 in fiscal year 2025 from A$14,408,346 in fiscal year 2024, an increase of A$11,608,621. Of the losses in fiscal year 2025, A$11,643,113 related to non-cash expenses such as Share Based Payments, Fair Value Movement in Financial Liability and Depreciation and Amortization expenses.

●	Cash Position: As of June 30, 2025, our cash balance was A$2,084,674, compared to A$3,544,837 on June 30, 2024.

●	Net liability Position: The Company’s financial position changed to a net liability position of A$1,381,647 at June 30, 2025, from a net asset position of A$2,558,544 on June 30, 2024. The primary reasons for this shift were the increased losses as discussed above, deferred consideration on acquisitions and higher payables.

 Key factors contributing to the result and the increased loss in fiscal 2025 included:

●	Revenue from Program Fees were A$1,578,287 in fiscal year 2025 up from A$929,319 in fiscal year 2024. The increase of A$648,968 or approximately 70% was due to increased number of programs running and increased number of participants in the programs. This was partly offset by increased contractual payments to gyms with the extra programs.

●	SaaS Revenue of A$289,660 was included for the first time in fiscal year 2025 with the inclusion of the BJJLink and Hype acquisitions for part of the year. BJJLink was acquired in December 2024 so income for approximately half a year was included.

●	Other income was A$445,797 in fiscal year 2025 up from A$170,005 in fiscal year 2024. The increase of A$275,792 was mainly due to recognizing in fiscal year 2025 a R&D grant from the Australian government of A$249,747.

The additional revenue was offset by the following additional expenses:

●	Employee Salaries and Benefits were A$5,708,574 in fiscal year 2025 up from A$5,504,592 in fiscal year 2024. The increase of A$203,982 in fiscal year 2025 was due to additional costs from new employees as a result of the BJJLink acquisition offset by savings in other headcount.

●	Professional fees were A$1,068,458 in fiscal year 2025 slightly down from A$1,097,786 in fiscal year 2024. This was despite the inclusion

●	of A$674,811 of Share based payments in lieu of Ambassador costs.

●	Other expenses were A$1,831,041 in fiscal year 2025 up from A$1,568,241 in fiscal year 2024. The increase of A$262,800 was mainly due to additional insurance costs after listing.

●	Share based payments expense were A$9,716,016 in fiscal year 2025 up from A$4,521,598 in fiscal year 2024. The increase in this non-cash expense of A$5,194,418 was due to the issuance of restricted stock units and performance rights as per the employee incentive plan to key employees and advisors.

●	Investor Relations and corporate advisory expenses were A$4,780,451 in fiscal year 2025 up from A$160,586 in fiscal year 2024. The increase of A$4,619,865 was due to being a public company with A$3.1m being disclosed in the F1 offering completed in June 2025. Investor relations in fiscal year 2025 also included A$85,783 of Share Based payments in lieu of services.

●	Listing and Compliance expense was A$1,758,214 in fiscal year 2025 up from A$701,411 in fiscal year 2024. The increase of A$1,056,803, was due to higher accounting, legal, and audit services fees principally relating to initial public offering on the NYSE.

●	Depreciation and Amortization was A$1,066,503 in fiscal year 2025 up from A$520,697 in fiscal year 2024. The increase of A$545,806 was due to the inclusion of the amortization of the BJJ Intangible Technology platform to be amortized over 4 years.

●	Fair value movement in financial liability was nil for fiscal year 2025 down from a fair value gain of A$3,400,685 for fiscal year 2024 which related to convertible notes.

●	Finance costs were A$314,498 in fiscal year 2025 down from A$3,262,927 in fiscal year 2024. The reduction of A$2,948,429 was due to the impact of the conversion of convertible notes in fiscal year 2024.

Results of operations and comparison of the fiscal years ended June 30, 2025 and 2024

The following table summarizes our results of operations for the fiscal years ended June 30, 2025 and June 30, 2024 and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	For the Year Ended June 30,				Change
	2025		2024		A$	%

Consolidated Income Statement Data:
Revenue:
Revenue from Program Fees	A$	1,578,287	A$	929,319	648,968	70%
Less: Contractual payments to gyms	A$	(935,823)	A$	(537,012)	398,811	74%
Net Revenue from program fees	A$	642,464	A$	392,307	250,157	64%

SaaS revenue	A$	289,660	A$	-	289,660	100%
Other income	A$	445,797	A$	170,005	275,792	162%
Total revenue	A$	1,377,921	A$	562,312	815,609	145%
Expenses:
Program expenses	A$	213,410	A$	160,578	52,832	33%
Employee Salaries and benefits	A$	5,708,574	A$	5,504,592	203,982	4%
Advertising fees	A$	442,003	A$	452,762	(10,759)	(2)%
Professional fees	A$	1,068,458	A$	1,097,786	(29,328)	(3)%
IT costs	A$	483,102	A$	566,708	(83,606)	(15)%
Other expenses	A$	1,831,041	A$	1,568,241	262,800	17%
Investor Relations expense	A$	4,780,451	A$	160,586	4,619,865	2877%
Listing and Compliance expense	A$	1,758,214	A$	701,411	1,056,803	151%
Share Based Payments	A$	9,716,016	A$	4,521,598	5,194,418	115%
Depreciation and amortization	A$	1,066,503	A$	520,697	545,806	105%
Net foreign exchange gain	A$	12.618	A$	(146,543)	159,161	(109)%
Total Operating Expenses	A$	27,080,390	A$	15,108,416	11971,974	79%
Operating Loss	A$	(25,702,469)	A$	(14,546,104)	11,156,365	77%
Fair value movement in derivative liability	A$	-	A$	(3,400,685)	3,400,685,	100%
Finance costs	A$	314,498	A$	3,262,927	(2,948,429)	(90%)
Loss before income tax expense	A$	(26,016,967)	A$	(14,408,346)	11,608,621	81%
Income tax expense		-		-
Loss after income tax expense for the year	A$	(26,016,967)	A$	(14,408,346)	11,608,621	81%
Other comprehensive loss, net of tax	A$	(47,386)	A$	(20,710)	26,676	129%
Total comprehensive loss for the year attributable to the members of Mixed Martial Arts Group Limited	A$	(26,064,353)	A$	(14,429,056)	11,635,297	81%
Loss per share:
Basic loss per share	A$	(1.99)	A$	(1.40)	-	-
Diluted loss per share	A$	(1.99)	A$	(1.40)	-	-

Comparison of key movements in revenue

Net Revenue from Program fees

The following table shows movement within revenue for the periods ending June 30, 2025 and June 30, 2024, respectively, together with the changes in those items:

	For the Year Ended June 30,				Change
	2025		2024		A$	%

Revenue from program fees:
Revenue from Program Fees	A$	1,578,287	A$	929,319	648,968	70%
Less: Contractual liabilities to gyms	A$	(935,823)	A$	(537,012)	398,811	74%
Net revenue from program fees	A$	642,464	A$	392,307	250,157	64%

Gross revenue from program fees increased by A$648,968 or 70% from A$929,319 in fiscal year 2024 to A$1,578,287 in fiscal year 2025, driven by the successful launch of the UFC Gym Partnership across multiple locations in the USA. Additionally, growth was supported by the continued success of Warrior Training Programs, which were delivered in key international markets, including Australia, New Zealand, and Ireland.

Looking forward, we expect to continue to focus on other revenue activation beyond the Warrior Training Programs, particularly after the acquisition of BJJLink in December 2024, which are in line with our long-term growth strategy of focusing on building a unified global platform that connects martial arts fans, participants, gym operators, and coaches.

SaaS revenue

SaaS subscription and transaction revenue increased from nil in fiscal year 2024 to A$289,660 in fiscal year 2025, driven by our acquisition of BJJLink, the dedicated platform for Brazilian Jiu-Jitsu gyms, in December 2024. Revenue was generated through a combination of subscription fees and transaction-based income, with gyms choosing from flexible pricing options based on their needs. Since the acquisition of BJJLink, the platform has experienced significant momentum, with a steady increase in new gym sign-ups each month particularly across the United States and South America. This growth trajectory is expected to continue as expansion efforts target Europe and other international markets.

The following table shows movement within SaaS revenue for fiscal years ending June 30, 2025 and June 30, 2024, respectively, together with the changes in those items:

	For the Year Ended June 30,				Change
	2025		2024		A$	%

SaaS revenue:
Subscription - SaaS	A$	126,684	A$	-	126,684	100%
Transaction - SaaS	A$	162,976	A$	-	162,976	100%

SasS revenue	A$	289,660	A$	-	289,660	100%

Other Income

Other income increased A$275,792 or 162% from A$170,005 in fiscal year 2024 to A$445,797 in fiscal year 2025. The following table shows movement within other income, together with the changes in those items:

	For the Year Ended June 30,				Change
	2025		2024		A$	%

Other income:
Research and development tax incentive	A$	249,747	A$	-	249,747	100%
Finale, Franchise fees and other fees	A$	195,614	A$	167,021	28,593	17%
Merchandise sales	A$	436	A$	2,984	(2,548)	(85)%

Other income	A$	445,797	A$	170,005	275,792	162%

Other income increased mainly due to the recognition of the R&D rebate for fiscal year 2024 in fiscal year 2025. The Research and Development incentive for fiscal year 2025 will be applied on lodging of the fiscal year 2025 tax return with the Australian Tax Office and recognized once there is reasonable assurance that the Company will comply with the conditions and that the grants will be received.

Comparison of key movements in expenses incurred

Program Expenses

There has been an increase of A$52,832 or 33% in program expenses from A$160,578 in fiscal year 2024 to A$213,410 in fiscal year 2025. The increase in program expenses is due to the hosting of additional events and Finale events during fiscal 2025 and the associated costs to run these Finale events.

Employee salaries and benefits

Employee salaries and benefits increased A$203,982 or 4% from A$5,504,592 in fiscal year 2024 to A$5,708,574 in fiscal year 2025 . This was due to additional costs from new employees as a result of the BJJLink acquisition, partially offset by savings in other employee salaries.

Professional fees

Professional fees were A$1,068,458 in fiscal year 2025 slightly down from A$1,097,786 in fiscal year 2024, a decrease of A$29,328 or 3%. This included A$674,811 of share-based payments in lieu of Ambassador costs and $674,811 of Ambassador costs.

Other Expenses

Other expenses increased from A$1,831,041 in fiscal year 2025 to A$1,568,241 in fiscal year 2024. The increase of A$262,800 or 17% was primarily due to expended insurance requirements of a publicly listed company, capital raising fees, international travel and other operating costs to run the Company.

Investor Relations Expenses

Investor Relations and corporate advisory expenses were A$4,780,451 in fiscal year 2025, a significant increase from A$160,586 in fiscal year 2024. The increase of A$4,619,865 or 2877% was due to being a public company with A$3.1 million relating to the provision of investor relations services by IR Agency LLC for the capital raise completed in June 2025, which was a one-off expense and not expected to reoccur. Investor relations costs in fiscal year 2025 also included A$185,783 of Share Based payments in lieu of services.

Listing and Compliance Expense

Listing and Compliance expenses were A$1,758,214 in fiscal year 2025, up from A$701,411 in fiscal year 2024. The increase of A$1,056,803, or 151%, in fiscal year 2025 was due to higher accounting, legal, and audit services fees principally relating to the preparation of March 31, 2025 Interim Financials and subsequent filing of the registration statement on Form F-1 .

Share Based Compensation Expenses

Share based payments expense were A$9,716,016 in fiscal year 2025 up from A$4,521,598 in fiscal year 2024. The increase in this non-cash expense of A$5,194,418 or 115% in fiscal year 2025 was due to the issuance of restricted stock units and performance rights as per the employee incentive plan to key employees and advisors.

Depreciation and Amortization

Depreciation and Amortization was A$1,066,503 in fiscal year 2025 up from A$520,697 in fiscal year 2024. The increase of A$545,806 or 105% in fiscal year 2025was due to the inclusion of the amortization of the BJJ Intangible Technology platform, which will be amortized over 4 years.

Fair Value movement in Financial Liabilities

Fair value movement in financial liability was nil for fiscal year 2025 down from a fair value gain of A$3,400,685 for fiscal year 2024 which related to convertible notes.

Finance Costs

Finance costs decreased by A$2,948,429 or 90% from A$3,262,927 in fiscal year 2024 to A$314,918 in fiscal year 2025. Finance costs for fiscal year 2024 related to interest on convertible notes. The reduction between fiscal year 2024 and fiscal 2025 was primarily due to the conversion event on March 27, 2024, resulting in the interest expense to be recognized for 9 months for fiscal year 2024.

B. Liquidity and Capital Resources

Sources of Liquidity

From our inception through June 30, 2025, we have funded our operations principally with approximately A$42 million in proceeds from the sale of our Ordinary Shares and convertible notes.

As of June 30, 2025, the Company had a cash balance of A$2,084,674, as compared with A$3,544,837 as of June 30, 2024.

In March 2024 we successfully listed on the NYSE American and on April 2, 2024, the Company received net proceeds of US$5,767,887 (A$8,842,460) after deducting underwriting discounts and offering expenses from the initial public offering.

In June 2025 we successfully completed a US$5.0 million underwritten public offering of ordinary shares (or pre-funded warrants) at a price of US$0.76 per share. The net proceeds are being used to support product development, marketing, sales expansion, and general working capital.

In September 2025, we sold 550,000 Ordinary Shares at a price of U$1 per share to institutional and professional investors outside the United States, raising proceeds of US$550,000.

The ongoing operation of the Company remains dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Company’s current strategic plans, the Company is dependent on obtaining financing through equity financing, debt financing or other means.

The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There is no assurance that the Company will be successful in its efforts to raise additional funding on terms satisfactory to the Company. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Financial Position and Need for Additional Capital.”

If the Company does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Company may be required to delay, reduce the scope of, or eliminate its current or future commercial activities.

The Company is confident that it will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the presentation of our financial statements on the going concern basis remains appropriate. However, there is a material uncertainty that may cast significant doubt or substantial doubt about the Company’s ability to continue as a going concern and it is therefore possible that the Company may not be able to realize its assets and discharge its liabilities in the normal course of business.

	For the Year Ended June 30,
	2025		2024

Cash Flow Data:
Net cash used in operating activities	A$	(8,307,183)	A$	(9,330,766)
Net cash used in investing activities	A$	(39,613)	A$	(223,674)
Net cash provided by financing activities	A$	6,899,251	A$	9,417,422

Operating activities

Net cash used in operating activities was A$8,307,183 in fiscal year 2025 compared to A$9,330,767 in fiscal year 2024. The outflow primarily reflects:

●	Payments to member gyms, suppliers & employees of A$10,398,648 in fiscal year 2025 compared to A$10,848,391 in fiscal year 2024, consistent with the scale-up of operations and timing of supplier payments.

●	Receipts from training participants of A$2,091,465 in fiscal year 2025 compared to A$1,453,849 in fiscal year 2024, aligned with the increase in revenue.

●	Government grants received in respect of operating expenditure were nil in fiscal year 2025 compared to A$63,776 in fiscal year 2024.

Operating cash flows do not reflect non-cash items that materially affected the statutory result, including share-based payments expense of A$9,716,016, and share based payments included in investor relations and corporate advisory expenses and professional fees of A$185,783 and A$674,811 respectively, and depreciation and amortisation of A$1,066,503 in fiscal year 2025.

Investing activities

Net cash used by investing activities was A$39,613 in fiscal year 2025 compared to net cash used by investing activities A$223,674 in fiscal year 2024, driven by payments for intangibles of A$36,736 in fiscal year 2025 compared to A$205,039 in fiscal year 2024.

Financing activities

Net cash provided by financing activities was A$6,899,251 in fiscal year 2025 compared to A$9,417,422 in fiscal year 2024, reflecting;

●	Proceeds from the issue of equity, (net) of A$6,577,013 in fiscal year 2025 compared to A$9,472,851 in fiscal year 2024.

●	Interest and finance costs paid of A$72,030 in fiscal year 2025 compared to A$55,429 in fiscal year 2024

●	Proceeds from borrowings of A$958,587 relating to the Bowery Group revolver funding which was repaid in full prior to June 30, 2025.

●	Proceeds from Director loans of A$394,268 in fiscal year 2025 compared to nil in fiscal year 2024,

Reconciliation to change in cash

The movements above resulted in a net decrease in cash of A$1,447,545 million in fiscal year 2025, from A$3,544,837 at the beginning of fiscal year 2025 to A$2,084,674 at the end of fiscal year 2025.

Liquidity outlook

Management monitors cash runway, working-capital timing and obligations relating to deferred consideration and financing instruments. We expect to fund operations through existing cash, operating receipts and access to capital markets.

In September 2025, we sold 550,000 Ordinary Shares at a price of U$1 per share to institutional and professional investors outside the United States, raising proceeds of US$550,000.

Contractual Obligations

We enter into license agreements with partner gyms for the implementation of our branded 20 week Warrior Training Program. Under the license agreements, we receive all revenue generated from the implementation of our Warrior Training Program by our partner gyms, and subsequently distribute a portion of such revenues to our gym partners based on the terms of the license agreements. We recognize these contractual obligations to gyms as a component of net revenue from program fees.

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

Research and Development (R&D) Grant

The R&D Grant relates to tax incentive payments from the Australian government’s Innovation Australia Research and Development Tax Incentive Plan for research and development activities conducted in Australia in relation to the development of the technology underlying our platform that meets the regulatory criteria. A refundable tax offset is available to eligible companies with an annual aggregate revenue of less than A$20,000,000. Eligible companies can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office. For fiscal year 2024, we received an R&D Grant for A$249,747 recognised in other revenue in fiscal year 2025 as compared to nil for fiscal year 2024. The amount of the R&D Grant, if any, for fiscal year 2025 has not yet been finalized.

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

The Company will continue to apply for the Research and Development incentive as long as it continues to be eligible and will conduct eligible research and development activities. The applicable legislation that governs the eligibility to participate in the R&D incentive program is Division 355 of the Income Tax Assessment Act 1997 (ITAA 1997). The fiscal year 2025 R&D incentive will be applied for on lodging of the fiscal year 2025 tax return in November 2025 and any associated rebate will be recognized in fiscal year 2026.

D. Trend Information

Please refer to our disclosure set forth under “Item 3. Key Information⸺D. Risk Factors,” “Item 4. Information on the Company” and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments, strategies, and operations that are most likely to affect our business and results of operations through the upcoming fiscal year.

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

We have assessed that there is a substantial doubt related to going concern that may cast significant doubt over our ability to continue as a going concern as we incurred a loss after tax of A$26,016,967 for fiscal year 2025 compared to A$14,408,346 for fiscal year 2024, had net cash outflows from operating activities of A$8,307,183 for fiscal year 2025 compared to $9,330,767 for fiscal year 2024, had a net liability position of $1,381,647 as at June 30, 2025 compared to net asset position of $2,558,544 as at June 30, 2024, and net current liability position of $4,166,883 as at June 30, 2025, compared to net current asset position of $1,049,355 as at June, 30 2024. As a result of these conditions, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

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

However, we believe that we will be able to raise additional funds as required to meet our obligations as and when they become due and are of the opinion that the use of the going concern basis remains appropriate. Our ability to continue as a going concern and to pay debts as and when they become due are affected by the following:

●	we have historically been successful in raising funds;

●	we have listed on the New York Stock Exchange American in the United States. As a listed company, we have multiple capital raising options;

●	our level of expenditure continues to be managed and will continue to be managed to maximize run-way; and

●	we have reason to believe that in addition to the cash flow currently available, additional revenues will continue to be received through the sale of our products and services throughout the course of the year.

If we decide to raise capital, the issuance of additional Ordinary Shares would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

Should we be unable to raise additional funds on a timely basis, we may be required to realize our assets and discharge our liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments to the recoverability and classification of asset-carrying amounts or the amount of liabilities that might result should we be unable to continue as a going concern and meet our debts as and when they become due.

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

Business Combination assets

Business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported

Intangible assets

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information regarding our executive officers and board of directors as the date of this annual report.

Name	Age	Position
Executive Officers
Nick Langton	52	Founder, Director and Chief Executive Officer
Aaron Links	52	Chief Financial Officer

Independent Non-Executive Directors
Vaughn Taylor	40	Chairman of the Board of Directors
Eric Corbett	29	Director
Richard Paolone	35	Director
Laura Sanko	42	Director
Jonathan Hart	42	Director and Company Secretary

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

Aaron Links – Chief Financial Officer

Aaron Links has served as our Chief Financial Officer since July 2025. He was also our CFO between February 2017 to March 2023. He is a Business Partner at 3PF from August 2016 and was the Chief Financial Officer of The Winning Group from June 2011 to August 2016, where he set the business up for scale and helped drive financial and operational strategies that positioned the business as a market leader across digital and physical retail. Mr. Links has experience in sector digitization and strategic foresight to support the Company’s next phase of growth. Mr Links holds a Bachelor of Economics (Accounting) from Macquarie University in and is a Chartered Accountant through the Institute of Chartered Accountants of Australia.

Independent Non-Executive Directors

Vaughn Taylor – Chairman of the Board of Directors

Vaughn Taylor has served as our Non-Executive Chairman since August 2021. Previously, from July 2010 to April 2021, Mr. Taylor served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the global investment platform of the Western Australian based Bennett Family, whose wealth is tied to the Australian Iron Ore industry. Mr. Taylor was with AMB since the formation of the investment platform in 2010, and was responsible for executing on the investment strategy, expanding the investment platform and portfolio into offshore markets, overseeing the operations and portfolio on a day-to-day basis and sourcing new investment opportunities. Throughout his career, Mr. Taylor has been a board member of a number of leading organizations both in Australia and internationally across a range of sectors. In addition to his role as Non-Executive Chairman of MMA.INC, Mr. Taylor is currently serving as a Non-Executive Director of IperionX Limited (NASDAQ:IPX, ASX:IPX) (leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing) from March 2021 to present, Non-Executive Chairman of Frontier Pets Pty Ltd (an Australian pet food manufacturer and direct to consumer sales business) from May 2021 to present, Non-Executive Chairman of Urban Rest Holdings Pty Ltd (trading as Urban Rest) (a global serviced apartment provider focusing on the corporate traveler), Non-Executive Director of Year 13 Pty Ltd (a youth engagement platform connecting youth with career advice and post-school opportunities) from May 2021 to September 2024 and Non-Executive Director of Xcend Pty Ltd (an Australian share registry and unitholder registry provider to listed and unlisted companies and funds) from September 2022 to present. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University and gained further accreditation at the Robert H. Smith School of Business at the University of Maryland (USA). Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA. We believe Mr. Taylor is qualified to serve as a member of our board of directors because of his extensive experience in investing growth capital into operating companies and working with founders to build highly successful businesses.

Eric Corbett – Director

Eric Corbett has served as a director since April 2025. Mr. Corbett is the Managing Director of Oakridge Securities Inc. which operates as a capital markets and corporate finance advisory business, where he has been employed since December 2024. From August 2017 to September 2024, Mr. Corbett was part of the corporate client group at Canadian Imperial Bank of Commerce, one of Canada’s largest financial institutions, where he oversaw the execution of high profile transactions, including providing debt capital to private and public businesses to support M&A transactions, shareholder buyouts, working capital support and sponsor backed equity investments. Mr. Corbett holds a Bachelor of Commerce degree from McMaster University and is also a CFA charterholder. He has also cleared FINRA’s Securities Industry Essentials Exam. Mr. Corbett is well qualified to serve on the board due to his specialization in capital allocation and corporate finance.

Richard Paolone – Director

Richard Paolone has served as a director since April 2025. Mr. Paolone is a Toronto-based securities lawyer where his work focuses on securities, corporate finance, and mergers and acquisitions. He has a wide range of corporate experience from representing companies in private and public offerings of debt and equity securities. In June 2020, Mr. Paolone founded Paolone Law Professional Corporation, where he has been the principal since such date. From February 2019 to October 2019, and again from September 2020 to January 2021, Mr. Paolone was a director of Evolution Global Frontier Ventures Corp. (formerly Ascension Exploration Inc.), a company that is listed on the Canadian Securities Exchange. Mr. Paolone also serves as Director and CEO of several private and reporting companies. Since February 2019, Mr. Paolone has also been the CEO and director of Rotonda Ventures Corp., a public company in Canada. Since February 2021, Mr. Paolone has also been the CEO, CFO, and director of Republic Goldfields Inc., a public company in Canada. Also, since February 2021, Mr. Paolone has been the CEO, CFO, and director of Emerald Isle Resources Inc., a public company in Canada. Since April 2022, Mr. Paolone has also served as a director of Critical Infrastructure Technologies Ltd., a mining technology company listed on the Canadian Securities Exchange. Since December 2022, Mr. Paolone has also served as a director of SBD Capital Inc., a company listed on the Canadian Securities Exchange. Since June 2023, Mr. Paolone has also served as a director of Xander Resources Inc., a mining company listed on the Canadian Securities Exchange. Since November 2023, he has also served as a director of Ashington Innovations Plc., a special purpose acquisition company listed on the London Stock Exchange. Since September 2024, Mr. Paolone has served on the board of Safe Supply Streaming Co Ltd., an investment issuer listed on the Canadian Securities Exchange. Since September 2024, Mr. Paolone has also served on the board of iSpecimen Inc., a healthcare technology company listed on Nasdaq. Since May 2019, he has served as a director of Red Pine Petroleum Ltd., a company listed on the Toronto Stock Exchange, and also served as its CEO from October 2020 until September 2021. Mr. Paolone holds a B.A. in criminal justice from Mount Royal University and a J.D. from Bond University. He is a licensed barrister and solicitor lawyer in Ontario.

Laura Sanko – Director

Laura Sanko has served as a director since July 2025. Ms. Sanko was the first female color commentator in the modern UFC era, debuting in February 2023. A former professional fighter and a Brazilian Jiu-Jitsu black belt, Sanko’s firsthand experience in the sport, combined with her broadcasting acumen, positions her to provide strategic guidance for MMA.INC’s mission of driving global participation in martial arts. From March 2021 to July 2025, Ms. Sanko served as a Brand Ambassador for the Company, supporting its global outreach initiatives and community engagement. Since 2013, she has worked as a sports broadcaster and analyst for Zuffa, LLC (operating as the Ultimate Fighting Championship), appearing across UFC Fight Night, Dana White’s Contender Series, and other UFC programming on ESPN and UFC Fight Pass. Ms. Sanko does not currently hold, nor has she held in the past five years, any other directorships in listed entities.

Jonathan Hart – Director and Company Secretary

Jonathan Hart has served as our director since August 2025 and previously served as our director between May 2023 and April 2025. He has also been our Company Secretary since August 2021. Mr. Hart is a corporate lawyer and has over 20 years of corporate advisory experience. He has experience in corporate advisory, scale-up businesses and debt and equity financing, across a broad range of industry sectors. Mr. Hart holds a Bachelor of Laws and Commerce from Murdoch University. Mr. Hart currently serves as a director of Hartness Consulting Pty Ltd, established in 2012 specializing in corporate advisory and debt and equity services to private and publicly listed companies in a range of sectors including technology, healthcare and resources. From April 2023 to May 2024, Mr. Hart served as a director of Xcend, an Australian share registry and unitholder registry provider to listed and unlisted companies and funds. Since December 2022, Mr. Hart has served as company secretary of Urban Rest, a global service apartment provider focusing on the corporate traveler. Since March 2023, Mr. Hart has served as a company secretary of Noviqtech Limited, a company harnessing the power of artificial intelligence and distributed ledger technology to provide trusted and transparent reporting across supply chains, carbon emissions reporting, and guarantee of origin. Since September 2024, Mr. Hart has served as a company secretary of PathKey.AI Ltd, a company dedicated to leveraging data and technology to transform the landscape of clinical trials and medical research. Since September 2024. Mr. Hart has served as company secretary of Frontier Pets Pty Ltd, a company providing premium quality dog food and cat food made with 100% sustainability-sourced ingredients. Since September 2024, Mr. Hart has served as company secretary of Brazilian Rare Earths Limited, a company exploring for rare earth elements and other critical minerals in Brazil. From March 2020 to March 2024, Mr. Hart has served as company secretary of HeraMED Limited, a medical data and technology company involved in the digital transformation of maternity care. We believe Mr. Hart is qualified to serve as a member of our board of directors because he brings extensive legal and corporate experience as well as a strong business background to our company.

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

Remuneration of Executive Officers

For the fiscal year ended June 30, 2025, the aggregate cash remuneration paid to our executive officers was A$606,042 comprising A$575,000 in cash and A$61,042 in post-employment superannuation (retirement benefits) and other similar payments.

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

Remuneration of Independent Non-Executive Directors

For the fiscal year ended June 30, 2025, the aggregate remuneration paid to our independent non-executive directors was A$113,033 comprising A$24,540 in cash.

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

Aaron Links

We entered into a services agreement with 3PF Pty Limited, under which Aaron Links provides outsourced Chief Financial Officer services to the Company, effective July 2025. Under the terms of the engagement, the Company pays a monthly retainer of A$18,110 (exclusive of GST) for CFO services, together with retainers of A$7,874 per month for financial accounting support and A$5,039 per month for bookkeeping. The scope and fees may be adjusted by mutual agreement if the scope of services changes materially. The agreement continues on a rolling monthly basis and may be terminated by either party with reasonable notice. Mr Links’ firm, 3PF Pty Limited, operates under a master services agreement which governs all terms and conditions of the engagement, including confidentiality, performance standards, and limitations of liability.

Summary of Remuneration of Directors and Executive Officers

Details of the remuneration received by our executive officers for the fiscal year ended June 30, 2025 are set forth below.

	Salary/Fees		Post- employment Superannuation		Short- term incentive	Total		Share Rights
Executive Officers
Nick Langton (1)	A$	300,000	A$	33,000	$-	A$	330,000	1,914,474,
Neale Java (2)	A$	275,000	A$	28,042	$-	A$	303,042	-

Details of the remuneration received by our directors for the fiscal year ended June 30, 2025 are set forth below.

	Salary/Fees		Post- employment Superannuation		Short- term incentive		Total		Share Rights
Directors
Vaughn Taylor (3)	A$	75,000	-		-		A$	175,000	993,421
Eric Corbett (4)	A$	11,410	-		-		A$	11,410	631,579
Richard Paolone (5)	A$	11,410	-		-		A$	11,410	631,579
Angel Liriano (6)	A$	11,410		-	-		A$	11,410	331,579
David Piedra (7)	A$	3,803	-			-	A$	3,803	331,579

(1) For the fiscal year ending June 30, 2025, Mr. Langton, through Snowflower Holdings Pty Ltd as trustee for the Snowflower Family Trust Account, was issued 500,000 share rights and 1,184,211 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP

(2 Mr. Java resigned as Chief Financial Officer on July 13, 2025 and Aaron Links was appointed as Chief Financial Officer on the same day.

(3) For the fiscal year ending June 30, 2025, Mr. Taylor, through Nalaroo Holdings Pty Ltd as trustee for the Lavoipierre Taylor Fam Trust Account, was issued 500,000 share rights and 493,421 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

(4) For the fiscal year ending June 30, 2025, Mr. Corbett, through 1001038342 ONTARIO INC. was issued 500,000 share rights and 131,579 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

(5) For the fiscal year ending June 30, 2025, Mr. Paolone, through 2818390 ONTARIO CORP. was issued 500,000 share rights and 131,579 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

(6) For the fiscal year ended June 30, 2025, Mr. Liriano was granted 200,000 share rights and 131,579 performance share rights under the EIP, subject to vesting conditions. Mr. Liriano resigned on August 19, 2025, resulting in the lapse of all unvested share rights and performance share rights, except for the issuance of 125,000 Ordinary Shares on August 27, 2025.

(7) For the fiscal year ended June 30, 2025, Mr. Piedra was granted 200,000 share rights and 131,579 performance share rights under the EIP, subject to vesting conditions. Mr. Piedra resigned on August 19, 2025, resulting in the lapse of all unvested share rights and performance share rights, except for the issuance of 100,000 Ordinary Shares on August 27, 2025.

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

As of October 31, 2025, we have options to purchase up to 770,111 Ordinary Shares outstanding at a weighted average exercise price of A$1.28 per share.

Employee Incentive Plan

Background

On June 26, 2023, our board approved our Employee Incentive Plan, or EIP. The EIP provides ongoing incentives to any full time or part time employee of the Company or any of its subsidiaries (including a director or secretary of the Company or its subsidiaries who holds salaried employment with the Company or its subsidiaries on a full or part time basis) who is determined by the board to be eligible to receive grants of securities under the EIP. Such individuals are referred to as Eligible Participants. The Company intends to make offers to Eligible Participants in Australia and other jurisdictions including the United States, subject to compliance with applicable laws.

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

Change of Control

In the event a takeover bid is made to acquire all the Company’s Ordinary Shares on issue, or a scheme of arrangement, selective capital reduction or other transaction is initiated which has an effect similar to a full takeover bid, the board may waive unsatisfied vesting conditions in relation to some or all Employee Awards. Further, if a takeover bid is made to acquire all of the Company’s Ordinary Shares on issue, participants may accept the takeover bid in respect of any Employee Awards (other than exempt share awards) which they hold notwithstanding the restriction period in respect of those Employee Awards has not expired.

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

C. Board Practices

Board Composition

As of September 30, 2025, our board consisted of six directors, five of whom are independent non-executive directors. Vaughn Taylor is the Chair of our board.

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

Remuneration and Nomination Committee

The Board has adopted a Remuneration and Nomination Committee Charter and the role of the Remuneration and Nomination Committee has been assumed by the full Board operating under the Remuneration and Nomination Committee Charter adopted by the Board. The Board’s role involves:

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

Audit and Risk Committee

The members of our Audit and Risk Committee are Vaughn Taylor, Eric Corbett and Richard Paolone. Mr. Taylor acts as chairman of the committee. Subject to applicable phase-in requirements, the members of the committee will meet the criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act and Section 303A.06 and 303.07 of the New York Stock Exchange’s listing standards. Each member of our Audit and Risk Committee meets the financial literacy requirements of the listing standards of the NYSE American. The principal duties and responsibilities of our Audit and Risk Committee includes, among other things:

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

D. Employees

We had 22, 24 and 31 employees as of June 30, 2025, 2024 and 2023, respectively. As of June 30, 2025, we employed 5 employees in product development and engineering, 11 employees in sales and marketing and 6 employees in corporate office capacity.

The following table describes the number of employees by geographic location as of June 30, 2025, 2024 and 2023:

	As of June 30,
Country	2025	2024	2023
Australia	15	20	27
USA	6	2	2
Other	1	2	2
Total	22	24	31

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

A. Major Shareholders

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of October 30, 2025. Percentage ownership calculations are based on Ordinary Shares outstanding as of October 30, 2025.

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of October 30, 2025 for:

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

The principal shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this annual report. See “Item 6. Directors, Senior Management and Employees” for further information regarding the principal shareholders. The business address of each principal shareholder is Level 12, 44 Market Street, Sydney, NSW 2000 Australia, unless otherwise indicated below.

	Ordinary Shares
Name	Number	Percentage of Ordinary Shares Beneficially Owned	Percentage of Total Voting Power (1)(2)
Directors and Executive Officers:
Nick Langton (3)	2,207,743	9.17%	9.17%
Vaughn Taylor (4)	1,123,349	4.67%	4.67%
Jonathan Hart (5)	416,620	1.73%	1.73%
Eric Corbett (6)	550,000	2.29%	2.29%
Richard Paolone (7)	550,000	2.29%	2.29%
Laura Sanko	253,148	1.05%	1.05%

All executive officers and directors as a group (6 persons)	5,100,860	21.2%	21.2%
Principal Shareholders:
	-	-	-

*	Means below 1%

(1)	The number of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.

(2)	Each member of the Board has been awarded options to purchase Ordinary Shares for services on the Board. Shares awarded are issued to the recipient and vest over the term of services. In the event of early termination of services and not serving for the full term for which the shares were awarded, a pro rata portion of the shares are required to be returned to the Company.

(3)	Includes 2,116,697 Ordinary Shares held by Snowflower Holdings Pty Ltd (Snowflower Family Trust), an entity controlled by Mr. Langton. Mr. Langton has voting and dispositive control over all of these securities of the company and is a director of Snowflower Holdings Pty Ltd. Also includes 91,046 Ordinary Shares held by Mrs. Tanya Langton, Mr. Langton’s wife.

(4)	All Ordinary Shares are held by Nalaroo Holdings Pty Ltd (Lavoipierre Taylor Family Trust), an entity controlled by Mr. Taylor.

(5)	All Ordinary Shares are held by Jonathan Hart (J Hart Family Trust). Mr. Hart is a beneficiary under the trust.

(6)

All Ordinary Shares are held by 1001038342 Ontario Inc., an entity controlled by Mr. Corbett. Mr. Corbett has voting and dispositive control over all of these securities of the company and is a director of 1001038342 Ontario Inc.

(7)	All Ordinary Shares are held by 2818390 Ontario Corp., an entity controlled by Mr. Paolone. Mr. Paolone has voting and dispositive control over all of these securities of the company and is a director of 2818390 Ontario Corp.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the percentage ownership of our major shareholders during the past three years.

Major Shareholders Voting Rights

Major shareholders do not have different voting rights.

Record Holders

Based on information known to us, as of June 30, 2025, there were 2,535 holders of record of our Ordinary Shares, of which 2,116 record holders, holding approximately 62.5% of our Ordinary Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees.

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

As of June 30, 2023, there were 134 holders of record of our Ordinary Shares, of which 6 record holders, holding approximately 0.90% of our Ordinary Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees.

As of June 30, 2022, there were 134 holders of record of our Ordinary Shares, of which 6 record holders, holding approximately 0.90% of our Ordinary Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees.

B. Related Party Transactions

Other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—Remuneration” or as described below, since July 1, 2024 through the date of this annual report, we entered into any transactions or loans required to be described by Item 7.B. of Form 20-F as follows.

As of June 30, 2025, Vaughn Taylor, Chairman of the Board of Directors, had loaned the Company a total of A$328,808, comprising short term loans of A$240,000, expense reimbursements paid on behalf of the Company of A$26,308 and outstanding board fees of A$62,500. On June 18, 2025, Mr. Taylor agreed to convert US$125,000 of the amount owed to him into 164,474 ordinary shares of MMA.INC at a price of US$0.76 per share, which is the same price as the Company sold shares in a public offer on June 17, 2025. As of October 31, 2025, the outstanding amount due to Mr. Taylor is US$25,974. There is no written loan agreement and there is no maturity date or interest payable.

As of June 30, 2025, Nick Langton, our Chief Executive Officer, had loaned the Company a total of A$228,355. On June 18, 2025, Mr. Langton agreed to convert US$125,000 of the amount owed to him into 164,474 ordinary shares of MMA.INC at a price of US$0.76 per share, which is the same price as the Company sold shares in a public offer on June 17, 2025. As of October 31, 2025, the outstanding amount due to Mr. Langton is approximately US$28,052. There is no written loan agreement and there is no maturity date or interest payable.

As of October 31, 2025, Jonathan Hart, who was appointed a Director in August 2025, had loaned the Company a total of US$31,200. There is no written loan agreement and there is no maturity date or interest payable.

Deed of access, insurance and indemnity

We have entered into indemnity agreements with each of our directors and certain of our officers. These agreements provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of New South Wales.

Related Party Transaction Policy

Our board of directors has adopted a written related party transactions policy. Pursuant to this policy, our Audit and Risk Committee review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, our Audit and Risk Committee take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC are so disclosed in accordance with applicable laws, rules and regulations.

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

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the NYSE American under the symbol “MMA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

. The following descriptions are summaries of the material terms of our Constitution. Reference is made to the more detailed provisions of the Constitution. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our Constitution, which is included as an exhibit to this Annual Report on Form 20-F.

General

We are a public company limited by shares registered under the Corporations Act which is regulated by the Australian Securities and Investments Commission, or ASIC. Our corporate affairs are principally governed by our Constitution and the Corporations Act.

Generally speaking, the terms of our Constitution are not significantly different than a U.S. company’s charter documents, except we do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our board determines.

The rights and restrictions attaching to Ordinary Shares are derived through a combination of our Constitution, the common law applicable to Australia, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our Ordinary Shares are summarized below. Each Ordinary Shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Reverse Share Split

On January 24, 2024, we effectuated a four-for-five (4:5) Reverse Share Split of our Ordinary Shares. No fractional shares were issued in connection with the Reverse Share Split as all fractional shares were rounded up to the next whole share.

Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of the Company. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to this registration statement.

Interested Directors

A director who has a material personal interest in a matter that is being considered at a meeting of directors must not be present while the matter is being considered at the meeting or vote on that matter except where permitted by the Corporations Act.

Directors’ Compensation

Pursuant to our Constitution, the total aggregate fixed sum per annum to be paid to the directors (excluding salaries of executive directors) from time to time will not exceed the sum determined by the shareholders in a general meeting and the total aggregate fixed sum will be divided among the directors as the directors shall determine and, in default of agreement between them, then in equal shares.

Remuneration payable by the Company to the Managing Director and any other executive Directors may be by way of salary, bonuses, or any other elements but must not include a commission on, or percentage of, operating revenue.

Powers Exercisable by Directors

Pursuant to our Constitution (subject to the Corporations Act), the management and control of our business affairs are vested in our board. Subject to the Corporations Act, our board has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Rotation of Directors

Pursuant to our Constitution, there must be an election of Directors at the Company’s annual general meeting. Upon the Company’s admission to a Financial Market, no director except a Managing Director shall hold office for a period of three years, or beyond the third annual general meeting following the Director’s election, whichever is the longer, without submitting themselves for re-election. If no Director is standing for election or re-election, then the directors to retire at an annual general meeting are those who have been longest in office since their last election and if there are 2 or more who were elected on the same day, then the Director to retire will be decided by lot, unless the relevant Directors agree otherwise.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act, the rights attaching to our Ordinary Shares are detailed in our Constitution. Our Constitution provides that the Board may issue shares from time to time with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, or otherwise. Subject to the Corporations Act, or any rights and restrictions attached to a class of shares currently on issue, we may issue further shares on such terms and conditions as our board resolves. Currently, our outstanding share capital consists of only Ordinary Shares.

Dividend Rights

Subject to the Corporations Act, our board may from time to time determine to pay any interim, special or final dividends to shareholders, fix the amount of dividend, the record date for determining entitlements to, and for payment of, a dividend and the method of payment of a dividend.

Voting Rights

Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders unless a poll is required under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Right To Share in Our Profits

Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board may from time to time determine to pay dividends to the shareholders; however, under the Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate if there is a surplus of assets in the event of our liquidation.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to Ordinary Shares. Under our Constitution and subject to the Corporations Act, redeemable preference shares may be issued and liable to be redeemed on the terms that they are issued, which may be at our option.

Variation or Cancellation of Share Rights

The rights attached to shares in a class of shares may only be varied or cancelled (unless otherwise provided by the terms of issue of Shares in a class, in which case the procedure set out in the terms of issue applies), by either:

●	a special resolution passed by members holding shares in the class; or

●	the written consent of members with at least 75% of the shares in the class.

Liability for Further Capital Calls

According to our Constitution, the board may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares. As of the date of this prospectus, all of our issued shares are fully paid.

General Meetings of Shareholders

Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. General meetings of shareholders may be called by our board. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The meeting must be called in the same way in which general meetings of the company may be called, including the dispatch of a notice of meeting including the matters to be voted upon. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. The request must be made in writing, state any resolution to be proposed at the meeting, be signed by the shareholders making the request and be given to the Company. The board must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions by a foreign person (as defined in the FATA) or associated foreign persons in certain transactions including those dealing with national security matters, of a sensitive nature or dealing with an interest in land, or which are otherwise over certain monetary thresholds, including where the transaction:

●	would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and/or

●	by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Company is currently not considered by the Directors to be an Australian land corporation for the purposes of the FATA.

Whether prior approval of the Australian Federal Treasurer is required for an investor to be issued shares in the Company is an assessment which must be undertaken by each investor, as compliance with the FATA in those circumstances is the investor’s obligation.

Separate and stricter rules apply for foreign government investors (defined by the FATA). Generally, foreign government investors must seek prior Foreign Investment Review Board approval where they acquire a direct interest in an entity or business. The term ‘direct interest’ has a very broad meaning under the Foreign Acquisitions and Takeovers Regulations 2015 and ranges from a 10% interest in an entity to an interest of any percentage in an entity which gives the foreign government investor the ability to influence or participate in the central management and control of the entity or business or determine its policy.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may take a number of actions including imposing civil or criminal penalties or ordering the divestiture of such person’s shares or interest in shares in the Company. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our Ordinary Shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of Australian public companies, such as the Company, are regulated by the Australian Corporations Act, which prohibits the acquisition of a “relevant interest” in issued share capital of a public company if the acquisition will lead to that person’s or someone else’s voting power in the company (when aggregated with their “associates”) increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in the securities of a company if the person:

○	is the holder of the securities;

○	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

○	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

○	has entered or enters into an agreement with another person with respect to the securities;

○	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

○	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

○	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,

then the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued share capital in a company above 20%. In general terms, applicable exceptions which may apply include a regulated takeover, or a “whitewash resolution” of shareholders, among other exemptions.

ASIC and the Australian Takeovers Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act. Our Constitution, which is included as an exhibit to this registration statement to which this prospectus forms a part, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e., a bid for a specified proportion of a class of securities) without the approval of a majority of our shareholders voting at a general meeting. For these provisions to be effective they must be approved by shareholders at a general meeting at least every three years. The clause in the Constitution is operative until July 20, 2026 unless re-approved for a longer period. The existence of these provisions may have the effect of discouraging proportionate takeover bids.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is (212) 828-8436.

Listing

Our Ordinary Shares are listed on the NYSE American under the symbol “MMA.”

C. Material Contracts

Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract (excluding contracts entered into in the ordinary course of business).

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

Our Ordinary Shares have been approved for listing on the NYSE American. We do not believe we were a PFIC for our taxable years ended June 30, 2023, June 30, 2024 or June 30, 2025, and do not expect to be a PFIC for our taxable year ended June 30, 2026. However, our status as a PFIC in the current taxable year ending June 30, 2026 and future taxable years will depend in part upon our use of the funds from our initial public offering, as well as our income and assets (which for this purpose depends in part on the market value of our shares) in those years. See the discussion below under “Passive Foreign Investment Company.” In addition, although we believe that our Ordinary Shares will generally be considered to be readily tradable on an established securities market, there can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our Ordinary Shares.

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

Stamp Duty

No stamp duty should be payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on the NYSE American at all relevant times unless they acquire a significant interest (i.e., the shares that are subject of the arrangement do not represent 90% or more of all issued shares) and the company is a landholder for duty purposes.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website at www.sec.gov or from the investor relations page on our website at https://mma.inc. Information on our website is not incorporated by reference into or otherwise part of this annual report.

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

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2025. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2025 due to ineffective controls over the following reporting areas to be material weaknesses:

(1)	the lack of a formally implemented system of internal control over financial reporting and limited or no associated written documentation of our internal control policies and procedures, and

(2)	the lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in reporting and compliance with the SEC and PCAOB.

Consequently, we have determined there are material weaknesses in our internal control over financial reporting.

Management’s Plan to Remediate Material Weaknesses

As disclosed in “Risk Factors,” we identified material weaknesses in our internal control over financial reporting (“ICFR”) during the Fiscal Year, primarily relating to (i) an insufficient complement of personnel with appropriate IFRS expertise to design and operate effective controls over complex and non-routine transactions, (ii) inadequate formalization and documentation of certain accounting policies, period-end financial close procedures and management review controls, (iii) segregation-of-duties conflicts within key transaction cycles (procure-to-pay, revenue, and journal entries), and (iv) deficiencies in certain information technology general controls (“ITGCs”), including user access management, change management and evidence of operation over key systems supporting financial reporting.

To address these material weaknesses, management — with oversight from the Audit Committee — has initiated and is executing a multi-phase remediation plan. Key actions include:

1. Strengthening finance leadership & capacity

● In July 2025, we hired a new CFO and additional senior finance team members to improve the structure of the finance team, allocate tasks, ensure segregation of duties and also appropriate levels of sign off.

● The increase in resourcing enabled our senior financial accountant, who has prior audit experience as well as experience in the Company’s prior audits and IFRS treatment to oversee IFRS Financial Reporting and the audit program.

● Segregation of duties was increased around most finance team activities including accounts payable, banking, cashflow monitoring, bank reconciliations and balance sheet reconciliations with the increased capacity of our finance team.

● Implemented finance team checklists for audit, insurance and compliance and adhoc tasks to ensure processes are followed and tasks completed. This is combined with a twice weekly finance meeting to cross check and update.

2. Formalize policies and the period-end close

● Issued comprehensive accounting policy memos during the Interim Review in April and May 2025 and during the year end audit process. (revenue under IFRS 15, leases under IFRS 16, share-based payments under IFRS 2, and impairment under IAS 36, etc.).

● Implemented a standardized monthly and quarterly close checklist with dated preparer/reviewer sign-offs, and documented evidence of review for journal entries, estimates and disclosures.

● Establishing a controllership calendar with cut-off controls for revenue, payables and intercompany, including tie-outs to subledgers and disclosure checklists.

3. Implementing from October 2025 enhanced monitoring of key IP such as Domain names and Trademarks and subscriptions to ensure maintenance of renewals and key system access.

4. Establishing ongoing testing and sustainability

● We aim to implement a remediation tracker with target dates, owners, objective evidence requirements and success criteria.

● We also plan to establish a recurring control operation testing and deficiency evaluation.

Several actions have already been completed, including new personnel hired in July 2025, policy issuance and close-checklist deployment (effective March 2025). We expect to complete design and implementation of remaining actions during fiscal year 2026 with a sustained period of operating effectiveness required before we can conclude the material weaknesses have been remediated. The material weaknesses will not be considered remediated until the applicable controls have operated for a sufficient period and management has validated, through testing, that they are operating effectively.

Limitations and forward-looking statements: While we believe these actions will remediate the identified material weaknesses, there is no assurance that they will be sufficient, that additional deficiencies will not be identified, or that we will avoid future material weaknesses. Remediation may require continued investment in personnel, systems and external advisors.

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

The members of our Audit and Risk Committee are Vaughn Taylor, Eric Corbett and Richard Paolone. Mr. Taylor acts as chairman of the committee. Subject to applicable phase-in requirements, the members of the committee will meet the criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act and Section 303A.06 and 303.07 of the New York Stock Exchange’s listing standards. Each member of our Audit and Risk Committee will meet the financial literacy requirements of the listing standards of the NYSE American. The Board of Directors has determined that Vaughn Taylor qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

On March 6, 2024, we adopted a code of ethics that applies to all of our employees, officers and directors, including our executive officers, and the full text of our code of ethics is available on our investor relations section of our website, https://mma.inc. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. Information on our website is not incorporated by reference into or otherwise part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On May 9, 2023 BDO Audit Pty Ltd (“BDO”), was appointed as our independent registered public accounting firm upon the recommendation of the Audit and Risk Committee to the Board and the approval of the Board. BDO served as our independent registered public accounting firm for the fiscal years ended June 30 2025, 2024 and 2023.

The following table sets forth the fees billed to us by our independent registered public accounting firm during the fiscal years ended June 30, 2025 and 2024.

	Year Ended June 30,
	2054	2024
	(in A$ thousands)
Audit fees	308	382
Audit-related fees	80	130
Tax fees	-	-
All other fees	-	-
Total	388	512

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

All Other Fees

In fiscal years 2025 and 2024, there were no other fees.

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

The members of our Audit and Risk Committee are Vaughn Taylor, Eric Corbett and Richard Paolone. Subject to applicable phase-in requirements, the members of the committee will meet the criteria for independence of audit committee members set forth in Rule 10A-3 under the Exchange Act and Section 303A.06 and 303.07 of the New York Stock Exchange’s listing standards. Currently, the Company is relying on the exemption provided for in Rule 10A-3(b)(iv)(A) which allows a minority of the members of the audit committee to remain exempt from the independence requirements of Rule 10A-3(b)(1)(ii) for one year from the effectiveness of the registration statement relating to the Company’s IPO. The Company does not believe that reliance on such exemption would materially adversely affect the ability of the audit committee to act independently and to satisfy the requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2025, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

The Company has a Cyber Insurance policy with A$2m coverage. This policy was renewed October 2025.

As of the date of the filing of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

MIXED MARTIAL ARTS GROUP LIMITED (FORMERLY ALTA GLOBAL GROUP LIMITED)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Parkline Place Level 25, 252 Pitt Street Sydney NSW 2000 Australia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Mixed Martial Arts Group Limited

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mixed Martial Arts Group Limited and its subsidiaries (the ‘Company’) as of June 30, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive loss, statement of changes in equity, and cash flows for each of the three years ended June 30, 2025, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board and interpretations (collectively ‘IFRS Accounting Standards’).

Substantial doubt about the Company’s ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has suffered recurring losses and net cash outflows from operations and has a net liability position that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

Sydney, Australia

October 31, 2025

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	Note(s)	2025	2024	2023
		$	$	$
Revenue
Revenue from Program Fees	5	1,578,287	929,319	937,415
Less: Contractual payments to gyms	5	(935,823)	(537,012)	(574,025)
Net Revenue from Program Fees		642,464	392,307	363,390

Saas Revenue	5	289,660	-	-
Other Income	5	445,797	170,005	1,173,421
Total Revenue		1,377,921	562,312	1,536,811

Expenses
Program expenses	6	213,410	160,578	229,848
Employee salaries and benefits		5,708,574	5,504,592	4,219,655
Advertising fees		442,003	452,762	708,379
Professional fees		1,068,458	1,097,786	535,371
IT costs		483,102	566,708	633,219
Other expenses		1,831,041	1,568,241	1,440,199
Investor relations and corporate advisory expenses		4,780,451	160,586	13,334
Listing and compliance expenses		1,758,214	701,411	332,737
Share based payments	22	9,716,016	4,521,598	2,365,384
Depreciation and amortization		1,066,503	520,697	360,021
Net foreign exchange loss/(gain)	6	12,618	(146,543)	(47,359)
Total operating expenses		27,080,390	15,108,416	10,790,788
Operating loss		(25,702,469)	(14,546,104)	(9,253,977)
Fair Value movement in financial liability		-	(3,400,685)	6,870,729
Finance costs	6	314,498	3,262,927	4,472,730
Loss before income tax expense		(26,016,967)	(14,408,346)	(20,597,436)
Loss after income tax expense for the period		(26,016,967)	(14,408,346)	(20,597,436)

Other comprehensive loss, net of tax		(47,386)	(20,710)	(36,465)
Total comprehensive loss for the period attributable to the owners of Mixed Martial Arts Group Limited		(26,064,353)	(14,429,056)	(20,633,901)

Basic loss per share	27	(1.99)	(1.40)	(5.26)
Diluted loss per share	27	(1.99)	(1.40)	(5.26)

The above consolidated statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT JUNE 30, 2025 AND 2024

	Note(s)	2025	2024
		$	$

Current Assets
Cash and cash equivalents	8	2,084,674	3,544,837
Trade and other receivables	9	28,790	71,115
Other assets		8,450	7,840
Total current assets		2,121,914	3,623,792
Non-current assets
Property, plant and equipment	10	58,128	77,698
Right-of-use asset	21	97,562	255,463
Intangible assets	11	4,431,894	1,297,263
Bank guarantee		65,109	65,109
Total non-current assets		4,652,693	1,695,533
Total assets		6,774,607	5,319,325
Current liabilities
Trade and other payables	12	4,212,476	1,991,536
Unearned revenue	14	9,903	-
Current employee entitlements	13	482,809	454,342
Current financial liabilities		-	-
Current lease liability	21	102,956	128,559
Current deferred consideration	15	1,480,653	-
Total current liabilities		6,288,797	2,574,437
Non-current liabilities
Non-current lease liability	21	-	130,722
Non-current employee entitlements	13	64,924	55,622
Non-current financial liabilities		-	-
Non-current deferred consideration	15	1,802,533	-
Total non-current liabilities		1,867,457	186,344
Total liabilities		8,156,254	2,760,781
Net (liabilities)/assets		(1,381,647)	2,558,544
Equity
Issued capital	17	53,143,960	46,779,703
Share-based payment reserve	16	15,381,555	5,734,601
Unlisted options reserve	16	2,741,457	2,741,457
Foreign currency translation reserve	16	(133,928)	(86,542)
Accumulated losses		(78,627,642)	(52,610,675)
Pre-Funded Warrants	16	6,112,951	-
Total (deficit)/equity		(1,381,647)	2,558,544

The above consolidated statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	Issued Capital	Unlisted Option Reserve	Share-based Payment Reserve	Prefunded Warrants	Foreign Currency Translation Reserve	Accumulated Losses	Total
	$	$	$	$	$	$	$
Opening balance as at July 1, 2024	46,779,703	2,741,457	5,734,601	-	(86,542)	(52,610,675)	2,558,544
Loss after tax	-	-	-	-	-	(26,016,967)	(26,016,967)
Other comprehensive (loss)	-	-	-	-	(47,386)	-	(47,386)
Total comprehensive (loss)	-	-	-	-	(47,386)	(26,016,967)	(26,064,353)
Share-based payments (Note 22)		-	9,716,016	-	-	-	9,716,016
Issue of Shares fully paid net of Transaction cost (Note 17)	4,098,294	-		-	-	-	4,098,294
Issue of Prefunded warrants, net of transaction costs (Note 16)	-	-	-	6,112,951	-	-	6,112,951
Issue of Shares for consideration (Note 18)	946,200	-	-	-	-	-	946,200
Issue of Shares or options in lieu of supplier payments (Note 17)	843,450	-	407,251	-	-	-	1,250,701
Options exercised	476,313	-	(476,313)	-	-	-	-
Closing balance as at June 30, 2025	53,143,960	2,741,457	15,381,555	6,112,951	(133,928)	(78,627,642)	(1,381,647)

	Issued Capital	Unlisted Option Reserve	Share-based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total
	$	$	$	$	$	$
Opening balance as at July 1, 2023	3,385,281	-	3,912,367	(65,832)	(38,366,123)	(31,134,307)
Loss after tax	-	-	-	-	(14,408,346)	(14,408,346)
Other comprehensive (loss)	-	-	-	(20,710)	-	(20,710)
Total comprehensive (loss)	-	-	-	(20,710)	(14,408,346)	(14,429,056)
Share-based payments (Note 22)	-	-	4,521,598	-	-	4,521,598
Issued of Shares fully paid net of Transaction cost (Note 18)	8,789,914	-	-	-	-	8,789,914
Issue of Shares from conversion of convertible notes (Note 17)	32,177,751	-	-	-	-	32,177,751
Issue of Unlisted Shares from conversion of convertible notes (Note 16)	-	2,741,457	-	-	-	2,741,457
Advisor options exercised (Note 22)	2,426,757	-	(2,426,757)	-	-	-
Advisor options forfeited (Note 22)	-	-	(108,813)	-	-	(108,813)
Over allotment options lapsed (Note 22)	-	-	(163,794)	-	163,794	-
Closing balance as at June 30, 2024	46,779,703	2,741,457	5,734,601	(86,542)	(52,610,675)	2,558,544

	Issued Capital	Unlisted Option Reserve	Share-based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total
	$	$	$	$	$	$
Opening balance as at July 1, 2022	3,385,281	-	1,546,983	(29,367)	(17,768,687)	(12,865,790)
Loss after tax	-	-	-	-	(20,597,436)	(20,597,436)
Other comprehensive (loss)	-	-	-	(36,465)	-	(36,465)
Total comprehensive (loss)	-	-	-	(36,465)	(20,597,436)	(20,633,901)
Share-based payments (Note 22)	-	-	2,365,384	-	-	2,365,384
Closing balance as at June 30, 2023	3,385,281	-	3,912,367	(65,832)	(38,366,123)	(31,134,307)

The above consolidated statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	2025	2024	2023
	$	$	$
Cash flow from operating activities
Receipts from training participants (inclusive of GST)	2,091,465	1,453,848	1,493,676
Payments to member gyms, suppliers & employees (inclusive of GST)	(10,398,648)	(10,848,391)	(8,106,682)
Receipts from Government grants and tax incentives related to expenditure	-	63,776	1,109,645
Net cash used in operating activities (Note 19)	(8,307,183)	(9,330,767)	(5,503,361)

Cash flow from investing activities
Payments for property equipment, net of disposal	(2,877)	(18,635)	(14,796)
Payments for intangible assets	(36,736)	(205,039)	(352,181)
Receipt from Government grants and tax incentives related to assets	-	-	383,936
Bank guarantee deposit received	-	-	52,713
Net cash (used in)/from investing activities	(39,613)	(223,674)	69,672

Cash flow from financing activities
Proceeds from convertible notes, net of transaction costs	-	-	8,655,252
Proceeds from issue of equity, net of transaction costs	6,577,013	9,472,851	-
Interest and other finance costs paid	(72,030)	(55,429)	(52,506)
Proceeds from borrowings	958,587	-	-
Repayment of borrowings	(958,587)	-	-
Proceeds from directors loans	394,268	-	-
Net cash from financing activities	6,899,251	9,417,422	8,602,746

Net (decrease) /increase in cash and cash equivalents	(1,447,545)	(137,019)	3,169,057
Effect of exchange rate changes on cash	(12,618)	(20,711)	(36,467)
Cash and cash equivalents at the beginning of the financial period	3,544,837	3,702,567	569,977
Cash and cash equivalents at the end of the financial period (Note 8)	2,084,674	3,544,837	3,702,567

The above consolidated statements should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

Mixed Martial Arts Group Limited (the Company) was incorporated in March 2013 under the laws of Australia under the name Wimp 2 Warrior Limited. The corporate name was changed to Alta Global Group Limited in February 2022 and to Mixed Martial Arts Group Limited in December 2024. We do business as MMA.INC and are domiciled in Australia.

The Company, an Australian company, is listed solely on NYSE American and is governed by the rules of the NYSE American and the U.S. Securities and Exchange Commission. For purposes of US securities law the Company is a “foreign private issuer” (FPI). In addition, the Company qualifies as an “emerging growth company” for U.S. securities law purposes. The Company is a for-profit Australian unlisted public company limited by shares with a principal place of business at Level 1, Suite 1, 29-33 The Corso, Manly, New South Wales 2095.

2. Material Accounting Policy Information

The accounting policies that are material to the consolidated entity are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The consolidated financial statements are presented in AUD, which is also the Company’s functional currency.

Basis of preparation

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

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

Change in presentation of the income statement and statement of cash flows

Nature of change

During the year the Company refined the presentation of its primary statements to improve relevance and understandability. The income statement continues to be presented by nature of expense and now includes a clearly identified Operating loss subtotal. The statement of cash flows continues to be presented using the direct method. These changes are presentation only.

Effect of change

The changes do not affect loss after tax, total comprehensive loss, cash and cash equivalents, or equity for either the current period or the comparative period.

Income statement – summary of reclassifications

●	Certain ongoing listed entity costs previously included within broader captions are now presented on separate natural lines: Investor relations and corporate advisory expenses and Listing and compliance expenses (audit, legal and registrant fees). These remain operating expenses.

●	Finance costs and Fair value movement in derivative liability are presented below Operating loss to distinguish operating from financing results.

●	Totals are unchanged; no non-IFRS subtotals have been introduced on the face.

Costs directly attributable to issuing new shares continue to be deducted from equity. Transaction costs of borrowings, including convertible notes, continue to be deducted from the liability and amortised using the effective interest method.

Statement of cash flows – summary of regrouping

●	Interest paid classification: The Company presents interest and other finance costs paid within financing activities (IAS 7.31–33) and has reclassified comparatives accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Comparative information and consistency

Comparative figures have been reclassified to conform to the current year’s presentation (IAS 1.41, 45). The reclassifications have no impact on total cash flows, loss after tax or equity. The Company will apply these presentation policies consistently going forward.

Recognition and measurement policies unaffected

The change in presentation does not change the Company’s accounting policies for recognition and measurement, including revenue, share based payments, depreciation and amortisation and financial instruments.

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

Variable consideration within the transaction price, if any, is determined having regard to past experience with respect to the cancelled contracts with the entity where the member gyms maintain a right of terminate pursuant to the licence agreement. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. Amounts received that are subject to the constraining principle are recognised as a refund liability.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

SaaS revenue

The Company earns SaaS revenue from (i) subscription access to its hosted gym-management software and (ii) transaction revenue processing services where a percentage fee (“clip”) is charged on processed payments. Contracts are typically cancellable monthly. Revenue is measured at the amount expected to be entitled to, net of taxes and credits.

Subscription SaaS revenue is satisfied over time and revenue is recognized straight-line over the monthly service period starting when access is provisioned. Unearned revenue is recorded in the statement of financial position in unearned revenue.

Transaction SaaS revenue is recognised at the point in time that the related payment is processed and completed.

Sales of merchandise

Revenue from the sale of program merchandise is recognised at the point in time when the gyms obtain control of the goods, which is generally at the time of delivery.

Finale revenue

Revenue from event ticket sales is recognised at the point in time when the event occurs.

Research & Development Tax Incentive

Government grant, including the R&D incentives, shall not be recognised until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Franchise and other income

Franchise and other income is recognised when it is received or when the right to receive payment is established.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Other payables include cash received from the participants on behalf of the gyms. Due to their short-term nature they are measured at amortised cost and are not discounted.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated on a straight- line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Asset	Rate
Plant and equipment	3 to 5 years
Computer equipment	3 to 5 years
Office equipment	3 to 5 years
Furniture and fittings	3 to 5 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Business combinations

The acquisition method of accounting is used to account for business combinations. The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree.

Fixed deferred payments are recognised as financial liabilities at fair value on acquisition and subsequently measured at amortised cost using the effective interest method; foreign currency liabilities are retranslated at each reporting date with gains/losses in profit or loss. Consideration contingent on future performance that is also conditional on the seller’s continued employment is compensation for services and is not included in consideration transferred.

At the acquisition date the identifiable assets acquired and the liabilities assumed are recognized at their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any controlling interests in the acquiree, and the fair value of the acquirers previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If after reassessment the net of the acquisition date amounts of the identifiable assets and the liabilities assumed exceeds the sum of the consideration transferred, the amount of any no controlling interest in the acquiree and the fair value of the acquirers previously held interest in the acquiree (if any) the excess is recognised immediately in the profit and loss as a bargain purchase gain.

All acquisition costs are expensed as incurred to profit or loss. On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. The Company retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Contingent consideration and deferred payments

Fixed deferred payments are recognised as financial liabilities at fair value on the acquisition date and subsequently measured at amortised cost with the effective interest rate method; foreign currency tranches are retranslated at each reporting date with gains/losses in profit or loss. Contingent consideration is measured at fair value on acquisition and subsequently remeasured through profit or loss where classified as a liability. Payments linked to post-combination service.

Where additional payments to the sellers are conditional on continued employment, those payments are compensation for services under IFRS 2/IAS 19 and are not included in consideration transferred.

Goodwill

Goodwill is measured as the excess of consideration transferred (including the fair value of any non-controlling interest and previously held equity interest, if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortised and is tested annually for impairment, or more frequently when indicators exist. Goodwill is carried at cost less accumulated impairment losses and is allocated to cash-generating units (CGUs) expected to benefit from the business combination.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Technology

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Issued capital

Ordinary Shares

Ordinary Shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Pre Funded Warrants

Prefunded warrants (“PFWs”) entitle the holder to acquire one ordinary share for a de minimis exercise price, with substantially all consideration prepaid at issuance. PFWs are equity instruments and recognised in equity (warrant equity reserve). This reflects that the instrument does not meet the definition of a derivative. On exercise, the warrant equity reserve is reclassified within equity to share capital, together with any nominal cash received on exercise. No gain or loss is recognised on exercise.

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

Current and deferred tax is recognised as income or an expense and included in profit and loss for the [period except where the tax arises from a transaction which is recognized in other comprehensive oncome or equity, in which case the tax is recognized in other comprehensive income to equity respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

Loss per share

Basic loss per share

Basic loss per share is calculated by dividing the loss attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Parent entity financial information

The financial information for the Parent entity, Mixed Martial Arts Group Limited, disclosed in Note 20 has been prepared on the same basis as the consolidated financial statement. Investments in subsidiaries are accounted for at cost less provision for impairment in the financial statements of the Parent entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

We have assessed that there is a substantial doubt related to going concern that may cast significant doubt over our ability to continue as a going concern as we incurred a loss after tax of A$26,016,967 for the year ended June 30 , 2025 compared to A$14,408,346 for the year ended June 30 , 2024 , had net cash outflows from operating activities of A$8,307,183 for the year ended June 30 , 2025 compared to $9,330,767 for the year ended June 30 , 2024 , had a net liability position of $1,381,647 as at June 30 , 2025 compared to net asset position $2,558,544 as at June 30 , 2024, and net current liability position of $4,166,883 as at June 30 , 2025, compared to net current asset position of $1,049,355 as at June 30 , 2024. As a result of these conditions, the Company may be unable to realize its assets and discharge its liabilities in the normal, course of business.

The ongoing operation of the Company remains dependent upon raising additional funds. In light of the future expenditures to be incurred in executing on our strategic plans, we are dependent on obtaining financing through equity financing, debt financing or other means. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as our business performance. There is no assurance that we will be successful in our efforts to raise additional funding on terms satisfactory to us. If we do not obtain additional funding, we may be required to delay, reduce the scope of, or eliminate our current operations. However, we believe that we will be able to raise additional funds as required to meet our obligations as and when they become due and are of the opinion that the use of the going concern basis remains appropriate. Our ability to continue as a going concern and to pay debts as and when they become due is dependent on the following:

●	we have historically been successful in raising funds,

●	we have now listed on the New York Stock Exchange in the United States. As a listed vehicle we have capital raising options such as placements, Share Purchase Plans, Rights issues and entitlement offers, Dividend Reinvestment Plans, Hybrids and Retail notes and PIPEs,

●	our level of expenditure continues to be managed and will continue to be managed to maximize run-way; and

●	we have reason to believe that in addition to the cash flow currently available, additional revenues will continue to be received through the sale of our products and services throughout the course of the year. If we decide to raise capital, the issuance of additional Ordinary Shares would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Business Combination

As discussed in Note 2, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported

4. Operating segments

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

The CODM reviews EBITDA (earnings before interest, tax, depreciation, and amortization). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements. Application of IFRS 8 and quantitative thresholds for determination of reportable segments sees the consolidated entity disclosing only one reportable operating segment as the provision of subscription revenue and transaction revenue are below the thresholds and are not qualitatively or quantitatively material. The consolidated financial statements for the twelve months ended June 30, 2025, 2024 and 2023 have been presented by this single operating segment and have been presented and disclosed as one reportable operating segment.

5. Revenue

	2025	2024	2023

Program fees
Revenue from program fees	1,578,287	929,319	937,415
Contractual payments to gyms	(935,823)	(537,012)	(574,025)
Net Revenue from program fees	642,464	392,307	363,390
Saas Revenue
Subscription SaaS Revenue	126,684	-	-
Transaction SaaS Revenue	162,976	-	-
Total SaaS Revenue	289,660	-	-
Other Income
Research and Development tax incentive*	249,747	-	1,149,525
Finale, franchise fee and other fees	195,614	167,021	22,600
Merchandise sales	436	2,984	1,296
Total other income	445,797	170,005	1,173,421
Total Revenue	1,377,921	562,312	1,536,811

*	The Company will continue to apply for the Research and Development incentive as long as it continues to be eligible and will conduct eligible research and development activities. The applicable legislation that governs the eligibility to participate in the R&D incentive program is Division 355 of the Income Tax Assessment Act 1997 (ITAA 1997). The FY24 Research and Development incentive was recognised in FY25 and the FY 2025 Research and Development incentive will be applied for on lodging of the FY 2025 tax return with the Australian Tax Office and recognised once reasonable assurance that the Company will comply with the conditions and that the grants will be received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Disaggregation of Revenue

The disaggregation of revenue from contracts with customers is disclosed below. The Company only has one major product line, being the provision of Gym Programs, with additional revenue streams of SaaS revenue comprising subscription and transaction revenue. All revenues are generated by the Australian Parent Entity and its 100% owned subsidiaries:

	2025	2024	2023

Revenue from program fees	1,578,287	929,319	937,415
Contractual payments to gyms	(935,823)	(537,012)	(574,025)
Net Revenue from Program Revenue	642,464	392,307	363,390
Subscription SaaS Revenue	126,684	-	-
Transaction SaaS Revenue	162,976	-	-
Total SaaS Revenue	289,660	-	-

Timing of revenue recognition

Revenue from program fees is recognised only after both (1) the license agreement is signed—transferring the gym’s right to use the Company’s Warrior Training Program IP—and (2) the Warrior Training Program commences. Because it is a usage-based royalty, revenue is measured as each series proceeds, based on the number of participants enrolled.

Revenue from subscription SaaS is satisfied over time and revenue is recognized straight-line over the monthly service period starting when access is provisioned and transaction SaaS are recognised at the point in time that the related payment is processed and completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

6. Expenses

	2025	2024	2023

Event costs	96,146	36,909	40,876
Program costs	8,118	7,046	12,447
Merchant fees	68,045	32,550	44,427
Other costs	41,101	84,073	132,098
Total program expenses	213,410	160,578	229,848

	2025	2024	2023

Convertible notes interest – contractual and effective	-	3,207,498	4,420,224
Bank fees	14,294	13,286	13,071
Interest expense arising for the unwinding of the discount on the deferred consideration (Note 18)	242,468	-	-
Bank interest and lease interest	57,736	42,143	39,435
Total finance costs	314,498	3,262,927	4,472,730

	2025	2024	2023

Unrealized currency losses/(gains)	12,734	(117,094)	(36,181)
Realized currency (gains)	(116)	(29,449)	(11,178)
Net foreign exchange losses/(gains)	12,618	(146,543)	(47,359)

7. Income tax

Income tax expense consists of the following;

	2025	2024	2023

Deferred tax expense	-	-	-
Current tax expense	-	-	-
Total Income tax expense	-	-	-

Effective tax rate reconciliation:

	2025	2024	2023

Loss before income tax expense	(26,016,967)	(14,408,346)	(20,597,436)
Prima facie income tax benefit on loss before income tax calculated at 25% (2022: 25%)	6,504,242	3,602,086	5,149,359
Add tax effect of	-	-	-
- other non-allowable items	(26,513)	(831,249)	(3,297,349)
Less tax effect of	-	-	-
- items not assessable for income tax	(4,777,883)	(2,590,831)	(1,435,790)
- items deductible for taxation not accounting	457,483	251,784	772,848
Deferred tax not recognised	(2,157,329)	(431,790)	(1,189,068)
Income tax expense	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

The Company has carried forward tax losses, calculated according to Australian income tax legislation of $26,287,556 at 30 June 2025 (2024 $18,042,509) which will be deductible from future assessable income provided that income is derived.

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

The Company has assessed future forecast profits and concluded that not enough criteria has been satisfied to recognise any deferred tax assets at the period ended 30 June 2025. Unused tax losses do not have an expiry date

8. Cash and cash equivalents

	2025	2024

Cash on hand	1,002	1,000
Cash at bank	2,083,672	3,543,837
Total cash and cash equivalents	2,084,674	3,544,837

	2025	2024

Cash as per above	2,084,674	3,544,837
Balance as per statement of cash flows	2,084,674	3,544,837

9. Trade and other receivables

	2025	2024

Trade Receivables	7,339	657
Accrued Income	19,212	29,443
Other advances	2,239	43,618
Less: allowance for credit losses	-	(2,603)
Total trade and other receivables	28,790	71,115

The Company has applied the simplified approach to measuring expected credit losses, which use a lifetime expected loss allowance June 30, 2025 $nil (June 30, 2024 $2,603).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

10. Property, Plant and equipment

	2025	2024

Plant and equipment - at cost	72,410	72,410
Less: accumulated depreciation	(63,077)	(59,339)
	9,333	13,071

	2025	2024

Computer equipment - at cost	113,970	111,047
Less: accumulated depreciation	(95,882)	(82,269)
	18,088	28,778

	2025	2024

Office equipment - at cost	2,090	2,090
Less: accumulated depreciation	(1,706)	(1,508)
	384	582

	2025	2024

Furniture and fittings - at cost	49,537	49,537
Less: accumulated depreciation	(19,214)	(14,270)
	30,323	35,267
Total property and equipment	58,128	77,698

	2025	2024

Property plant and equipment
Balance at beginning of year	13,071	13,208
Additions	-	3,200
Disposals	-	-
Depreciation expense	(3,738)	(3,337)
Balance at end of the year	9,333	13,071

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

	2025	2024

Computer equipment
Balance at beginning of year	28,778	40,683
Additions	2,928	15,435
Disposals	-	-
Depreciation expense	(13,618)	(27,340)
Balance at end of the year	18,088	28,778

	2025	2024

Office equipment
Balance at beginning of year	582	777
Additions	-	-
Disposals	-	-
Depreciation expense	(198)	(195)
Balance at end of the year	384	582

	2025	2024

Furniture and fittings
Balance at beginning of year	35,267	40,260
Additions	-	-
Disposals	-	-
Depreciation expense	(4,944)	(4,993)
Balance at end of the year	30,323	35,267

11. Intangible assets

	2025	2024

Trademark - at cost	52,243	52,243
Less: Accumulated amortisation	(34,877)	(29,653)
	17,366	22,590

	2025	2024

Technology- at cost	6,100,258	1,988,033
Less: accumulated depreciation	(1,688,660)	(713,360)
	4,411,598	1,274,673
Total intangible assets	4,431,894	1,297,263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Reconciliations of the movement of intangible assets are set out below

	2025	2024

Trademark
Balance at beginning of the period	22,590	26,414
Additions	-	1,400
Amortization expense	(5,224)	(5,224)
Balance at end of the period	17,366	22,590

	2025	2024

Technology
Balance at beginning of the period	1,274,673	784,947
Additions from internal development	88,465	177,456
Additions acquired *	4,023,760	674,220
Amortization expense	(975,300)	(361,950)
Balance at end of the period	4,411,598	1,274,673

*	Included in additions is acquired intangible assets of:

●	In September 2023, we completed the acquisition of the assets of Steppen Pty Ltd, a fitness technology company based in Australia (“Steppen”). As consideration for the asset acquisition, we issued Steppen an unsecured and non-redeemable convertible promissory note (on the same terms as the recently completed Private Placement), with a principal amount of US$ 64,977 (AUD$100,000). Management determined the acquired intangible assets did not pass the concentration test under IFRS 3 Business Combinations. Thereby accounted for as acquisition of intangible assets, and categorised under technology per the table above.

●	In October 2023, we completed the acquisition of the assets of Mixed Martials Arts LLC, an independent MMA media company, based in the US. As consideration for the asset acquisition, we issued Mixed Martials Arts LLC an unsecured and non-redeemable convertible promissory note (on the same terms as the recently completed Private Placement), with a principal amount of US$250,000 (AUD$384,750) and paid US$25,000 in cash. Management determined the acquired intangible assets did not pass the concentration test under IFRS 3 Business Combinations. Thereby accounted for as acquisition of intangible assets, and categorised under technology per the table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

●	In May 2024, we completed the acquisition of the assets of Hype Kit, Inc, a Delaware corporation (“Hype”), an all in-one digital marketing platform, designed to help small businesses grow in today’s age of social media. Hype’s software platform strengthens the Company’s vision to convert 640 million MMA fans to participants by providing invaluable tools to our gym owner, coach, and athlete partners to not only grow their revenues, but also operate more efficiently, save costs and enhance the offerings to their members and community. This acquisition is expected to accelerate Alta’s technology roadmap, bringing forward new subscription revenue opportunities for us, whilst creating cost synergies by materially reducing product development overhead and bringing valuable technology expertise, skills and talent into the business. The acquisition was completed, and the asset purchased for consideration of USD$100,000 (AUD$153,000). The acquisition was completed, and the asset purchased for consideration of USD$100,000 (AUD$153,000). Management determined the acquired intangible assets did not pass the concentration test under IFRS 3 Business Combinations. Thereby accounted for as acquisition of intangible assets, and categorised under technology per the table above.

●	In December 2024 the Company completed the acquisition of BJJ Link, a Jiu Jitsu gym management and fintech platform. Per the Asset Purchase Agreement, the consideration to acquire BJJ Link amounts to US$3 million, distributed in tranches: US$600,000 upon completion, US$1 million on the first anniversary, and US$1.4 million on the second anniversary. The first tranche of US$600,000 was issued in 315,789 shares on December 18, 2024. By referencing the 30-day trading VWAP, the fair value per share was determined to be $1.90/share. Identifiable intangible assets acquired from the business combination comprise the technology platform recognised at A$3,986,918 where the fair value of the intangible asset is equal to fair value of the consideration, and categorised under technology per the table above. Refer Note 18 Business Combination for further details.

12. Trade and other payables

	2025	2024

Payable to member gyms	33,789	69,019
Taxes payable	533,494	603,550
Trade payables	2,699,277	938,105
Accruals	596,530	300,000
Loans from Directors (note 20)	288,000	-
Other Payables	61,386	80,862
	4,212,476	1,991,536

13. Current and non-current employee entitlements

	2025	2024

Current employee entitlement	482,809	454,342
Non-current employee entitlements	64,924	55,622
	547,733	509,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

14. Unearned Revenue

	2025	2024

Unearned revenue	9,903	-

15. Deferred consideration

	2025	2024

Current deferred consideration	1,480,653	-
Non-current deferred consideration	1,802,533	-
	3,283,186	-

The Group completed an asset purchase of BJJ Link on 18 December 2024. Refer Note 18 for further details on the Business Combination.

16. Reserves

	2025	2024	2023

Unlisted share option reserve	2,741,457	2,741,457	-
Share based payment reserve	15,381,555	5,734,601	3,912,367
Foreign currency translation reserve	(133,928)	(86,542)	(65,832)
Pre-Funded warrants reserve*	6,112,951	-	-

*	On June 18, 2025 the Company issued 5,677,139 prefunded warrants (“PFWs”) as part of a public offering. Each PFW entitles the holder to acquire one ordinary share for US$0.001 at any time until exercised. Refer Note 17 for further details.

17. Issued capital

	2025	2024
	Shares	Shares
Owners share capital, opening	10,282,686	3,918,750
Issued and fully paid from equity issuances (3)	2,042,197	1,315,000
Issued shares fully paid in lieu services	245,000	-
Issue of shares as consideration for business combination (4)	315,789	-
Issue of shares from the conversion of the convertible notes (1)	-	4,721,794
Advisor Options exercised (2)	-	327,142
Options exercised (5)	155,537	-
Owners share capital, closing	13,041,209	10,282,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

	2025	2024
	$	$
Owners share capital, opening (1)	46,779,703	3,385,281
Issued and fully paid from equity issuances (3)	4,177,145	9,964,825
Share issue transaction costs net of tax	(78,851)	(1,174,911)
Issue shares fully paid in lieu of services	843,450	-
Issue of shares as consideration for business combination (4)	946,200	-
Issue of shares from the conversion of the convertible notes (1)	-	32,177,751
Advisor Options exercised (2)	-	2,426,757
Options exercised (5)	476,313	-
Owners share capital, closing	53,143,960	46,779,703

1.	The issue of shares from the conversion of convertible notes reflects and includes the face value of the note and interest accrued at a fixed rate defined in the agreements, along with the value of the derivative prior to conversion. This interest figure includes both the accrued interest rate (contractual and effective) relating to the convertible notes, with the contractual capitalised interest rate ranging between 8.5% to 15% per annum, and the derivative reflects the effective interest rate being the cost of the relevant conversion discounts to market value at the conversion date.

2.	Note that 327,142 Advisor Options fully vested and were exercised into Shares between July 2023 and December 2023 and 16,193 Advisor Options were forfeited.

3.	(i) In November 2024, the Company issued 1,140,388 Ordinary Shares, relating to a placement of Ordinary Shares at USD$1.68, raising approximately USD$1,915,852.

(ii) In June 2025 the Company completed a US$5 million underwritten public offering of 6,578,948 ordinary shares and pre funded warrants at US $0.76 per share of which 901,809 were Ordinary Shares and 5,677,139 pre funded warrants not exercised at June 30, 2025. On settlement $1.7m was received by the Company with the remainder directly disbursed to repay the Revolver facility, consultancy costs, investor relations marketing agreement and other direct costs associated with the capital raise.

4.	In December 2024 we completed the acquisition BJJ Link refer Note 18 for further details.

5.	Included is Conor McGregor’s Ambassador Agreement. In consideration for providing services under the Ambassador Agreement, and pursuant to the exemption from registration provided for in Regulation S promulgated under the Securities Act, Mr. McGregor received 700,000 performance share rights that will vest once the 30-day volume-weighted average price (VWAP) achieves the certain triggers of which 150,000 shares vested immediately on execution of the Ambassador Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

18. Business Combinations

On December 18, 2024, Mixed Martial Arts Group Ltd (the “Company”) completed the acquisition of 100% of the assets of BJJ Link through an Asset Purchase Agreement. The counterparty to the transaction was Mr. Santiago Amaral, founder and operator of BJJ Link.

BJJ Link is a dedicated digital platform designed to serve the global Brazilian Jiu-Jitsu (BJJ) community. It integrates social networking and academy management, supporting practitioners and businesses in the martial arts sector. This strategic acquisition aims to strengthen MMA’s position as the commercial and cultural epicentre of mixed martial arts.

In acquiring the intellectual property (IP), customer relationships, and platform rights of BJJ Link through the Asset Purchase Agreement the Company will enhance its digital platform offerings and consolidate its presence in the BJJ segment through technology synergies and access to an active global user base.

In the acquisition the Company acquired 100% of the assets of BJJ Link via the Asset Purchase Agreement.

Management has determined that the acquisition under the Asset Purchase Agreement be accounted for as a business combination as the acquired business comprises inputs and substantive processes that together have the ability to contribute to the creation of outputs.

The acquisition date December 18, 2024, being the date on which the Company obtained control of BJJ Link by acquiring its assets and assuming effective governance over the business and IP.

Per the Asset Purchase Agreement, the consideration to acquire BJJ Link amounts to US$3 million, distributed in tranches: US$600,000 upon completion, US$1 million on the first anniversary, and US$1.4 million on the second anniversary. The first tranche of US$600,000 was issued in 315,789 shares on December 18, 2024. By referencing the 30-day trading VWAP, the fair value per share was determined to be $1.90/share.

The total fair value of consideration transferred was provisionally determined by management as AUD $3,986,918 and is broken down as follows:

Period	Amount A$

Upfront consideration	946,200
Present value of deferred consideration (current)	1,371,304
Present value of deferred consideration (non-current)	1,669,414
Total consideration	3,986,918

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

The deferred consideration is non-interest-bearing in legal form but is measured at amortised cost using the effective interest method. For the year ended 30 June 2025, the Group recognised A$242,468 as interest (unwinding of discount) in finance costs.

Management is able to reliably measure the revenue contribution from the date of acquisition for the reporting period as A$107,783 since the date of acquisition however, management is unable to reliably estimate the profit or loss contribution of BJJ Link for the reporting period due to its integration into existing operations resulting in the inability to isolate the expense profile of BJJ Link within the Company.

It is impracticable to disclose historical revenue and expenses had the acquisition occurred at the beginning of the interim period due to lack of access to reliable historic data dating back to the beginning of the interim period and a historical cost base that management do not believe was reflective of actual costs to run the business and therefore not able to reliably measure.

The Company incurred acquisition-related professional fees expensed of A$9,318 in the statement of profit or loss and other comprehensive income within professional fees for the period ended June 30, 2025.

Identifiable intangible assets acquired from the business combination comprise the technology platform recognised at A$3,986,918 where the fair value of the intangible asset is equal to fair value of the consideration. Refer to Note 11 for further details.

The Technology Intangible asset is amortised on a straight-line basis over 4 years from 18 December 2024. Amortisation expense recognised in FY25 from acquisition date, 18 Dec 2024 was A$529,769.

Contingent consideration of up to US$10 million may be payable based on future revenue milestones. However, this has been excluded from the purchase consideration because payment is conditional on Mr. Amaral’s continued employment and is therefore accounted for separately from the business combination itself, rather than being part of the acquisition price, refer Note 25.

19. Notes to statement of cash flows

	2025	2024	2023

Loss after income tax	(26,016,967)	(14,408,346)	(20,597,436)
Non-cash flows in operating loss:
Accrued interest on convertible notes	-	3,207,497	4,420,225
Movement in present value on consideration payable	242,468	-	-
Share-based payments	10,568,351	4,521,599	2,365,384
Prefunded warrants issued in lieu of payments	3,450,915	-	-
Convertible notes issued in lieu of payments for services	-	-	624,426
Depreciation and amortisation expense	1,066,503	520,697	360,021
Fair value movement of derivatives	-	(3,400,685)	6,870,729
Finance costs paid	72,030	55,429	52,507
Changes in assets and liabilities:
Decrease in trade and other receivables	42,325	372,389	506,737
(Increase)/decrease in other assets	(610)	(189,621)	33,091
Increase/(decrease) in trade and other payables	2,220,940	100,719	(153,292)
Increase /(decrease) in net deferred revenue	9,093	(174,290)	(121,453)
Increase/ (decrease) in provision for refund	-	(70,000)	(25,000)
Increase in employee entitlement	37,769	133,845	160,700
Net cash used in operating activities	(8,307,183)	(9,330,767)	(5,503,361)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

20. Related parties transactions

(a) Directors

The following persons held office as Directors of the Company during the years reported:

●	Nicholas Langton

●	Hugh Williams (Resigned April 7, 2025)

●	Vaughn Taylor

●	Jonathan Hart* (Resigned April 7, 2025)

●	Richard Paolone (Appointed April 4, 2025)

●	Eric Corbett (Appointed April 4, 2025)

●	Angel Liriano** (Appointed April 4, 2025)

●	David Peidra** (Appointed June 3, 2025)

* Jonathan Hart was re appointed as Director on September 8, 2025.

** Angel Liriano and David Peidra resigned as Directors on August 19, 2025

(b) Remuneration of Key Management Personnel

Key management personnel remuneration:

	2025	2024	2023

Short term benefits	1,074,142	1,031,194	657,879
Post employment benefits	62,542	62,730	33,191
Long term benefits	36,542	16,474	18,892
Share based payments	7,344,054	1,808,863	1,065,554
Total	8,517,280	2,919,261	1,775,516

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

(c) Related Party Transactionns

Shares Held by Key Management Personnel:

	2025	2024	2023

Opening balance	1,602,762	1,306,227	1,786,093
Issued	81,464	296,535	-
Resignation of key management personnel	-	-	(373,744)
Reverse share split	-	-	(106,122)
Closing balance	1,684,226	1,602,762	1,306,227

Options Held by Key Management Personnel:

	2025	2024	2023

Opening balance	791,278	654,364	515,850
Issued	5,064,474	342,000	279,221
Expired	-	-	(106,078)
Exercised	(3,263,678)	(205,086)	-
Reverse share split	-	-	(34,629)
Closing balance	2,592,074	791,278	654,364

Related Party Transaction with Key Management Personnel

For the fiscal year ending June 30, 2025, Mr. Langton , through Snowflower Holdings Pty Ltd as trustee for the Snowflower Family Trust Account, was issued 500,000 share rights and 1,184,211 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

As at June 30, 2025 Mr Langton, was owed by the Company an aggregate amount of $228,355 consisting solely of expense reimbursement paid on behalf of the company. Of this amount, USD$125,000 (AUD$211,194) will be extinguished and converted into shares in July 2025 with the residual balance of AUD$17,161 remained payable by the Company to Mr Langton.

For the fiscal year ending June 30, 2025, Mr. Taylor, through Nalaroo Holdings Pty Ltd as trustee for the Lavoipierre Taylor Fam Trust Account, was issued 500,000 share rights and 493,421 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

As at June 30, 2025 Mr Taylor, was owed by the Company an aggregate amount of $328,808, comprising:

- Short-term loans: $240,000

- Expense reimbursements: $26,308

- Outstanding Director fees of $62,500.

Of this amount, USD$125,000 (AUD$211,194) will be extinguished and converted into shares in July 2025 with the residual balance of AUD$117,614.30 remained payable by the Company to Mr Taylor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

For the fiscal year ending June 30, 2025, Mr. Hart, as trustee for the J Hart Family Trust Account, 230,263 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

As at June 30, 2025 Mr Hart, was owed by the Company an aggregate amount of $98,460, comprising:

- Short-term loans: $48,000

- Outstanding Director fees of $50,460.

As at June 30, 2025 Mr Williams, was owed by the Company an aggregate amount of AUD$25,000 consisting solely of outstanding Director fees.

For the fiscal year ending June 30, 2025, Mr. Corbett, through 1001038342 ONTARIO INC. was issued 500,000 share rights and 131,579 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

As at June 30, 2025 Mr Corbett, was owed by the Company an aggregate amount of USD$7,500 consisting solely of outstanding Director fees.

For the fiscal year ending June 30, 2025, Mr. Paolone, through 2818390 ONTARIO CORP. was issued 500,000 share rights and 131,579 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

As at June 30, 2025 Mr Paolone, was owed by the Company an aggregate amount of USD$7,500 consisting solely of outstanding Director fees.

For the fiscal year ended June 30, 2025, Mr. Liriano was granted 200,000 share rights and 131,579 performance share rights under the EIP, subject to vesting conditions. Mr. Liriano resigned on August 19, 2025, resulting in the lapse of all unvested share rights and performance share rights.

As at June 30, 2025 Mr Liriano, was owed by the Company an aggregate amount of USD$7,500 consisting solely of outstanding Director fees.

For the fiscal year ended June 30, 2025, Mr. Piedra was granted 200,000 share rights and 131,579 performance share rights under the EIP, subject to vesting conditions. Mr. Piedra resigned on August 19, 2025, resulting in the lapse of all unvested share rights and performance share rights.

As at June 30, 2025 Mr Pierdra, was owed by the Company an aggregate amount of USD$2,500 consisting solely of outstanding Director fees.

Other related parties:

For the fiscal year ending June 30, 2025, Tanya Langton, our Head of Global Events and Logistics and the spouse of Mr. Langton, was issued 230,263 performance share rights (subject to vesting conditions) which may be converted into Ordinary Shares under the EIP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Other than as disclosed, the Company did not enter into any transactions or loans with any:

1.	enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us;

2.	associates;

3.	individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family;

4.	key management personnel and close members of such individuals’ families; or

5.	enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

(d) Parent Entity

The individual financial statements of the Parent Entity show the following aggregate amounts:

Results of the parent entity

	2025	2024	2023

Loss for the period	(28,001,097)	(14,482,970)	(21,281,867)
Other comprehensive loss for the period	-	-	-
Total comprehensive loss for the period	(28,001,097)	(14,482,970)	(21,281,867)

Financial position of the parent entity

	2025	2024

Assets
Current assets	105,637	3,554,174
Non-current assets	4,644,520	1,687,347
Total Assets	4,750,157	5,241,521
Liabilities
Current liabilities	6,278,894	2,574,437
Non-current liabilities	1,867,457	186,344
Total Liabilities	8,146,351	2,760,781
Net Assets/Liabilities	3,396,194	2,480,740
Equity
Contributed equity	53,143,960	46,779,703
Reserves	24,360,037	8,600,132
Accumulated losses	(80,900,191)	(52,899,095)
Total equity	(3,396,194)	2,480,740

Intercompany loans between the parent entity and 100% owned subsidiaries are deemed to be impaired as they are not recoverable.

Refer Note 25 contingent assets and liabilities which apply to the parent entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

(e) Subsidiaries

Mixed Martial Arts Group Limited (“Parent Entity”) was incorporated and is domiciled in Australia. The Company changed its registered name from Alta Global Group Limited on November 29,2024 to Mixed Martial Arts Group Limited.

MMA Group, Inc. was incorporated on December 6, 2024 and has been consolidated from its incorporation date.

During the current period the Company expanded its digital-community and combat-sports ecosystem through acquiring BJJ Link, a specialist social-network and event platform for Brazilian Jiu-Jitsu practitioners with its integrated platform running through MMA Group, Inc.

There were no disposals or loss-of-control events during the period.

The Company’s subsidiaries at June 30, 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of Ordinary Shares that are held directly by the company, and the proportion of ownership interests held equals the voting rights held by the company. The country of incorporation or registration is also their principal place of business.

		Ownership interest held
Name of entity	Place of business	June 30, 2025	June 30, 2024
Wimp 2 Warrior LLC	United States of America	100%	100%
Wimp 2 Warrior (Ireland) Limited	Ireland	100%	100%
Hype. OS,INC	United States of America	100%	100%
MMA Group INC,	United States of America	100%	0%

21. Leases

At the commencement of a lease contract, the Company assesses whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

During the current financial period, the Company terminated a car lease that was previously accounted for as a right-of-use (ROU) asset and corresponding lease liability. Following the termination, the vehicle was transitioned to a salary sacrifice arrangement with an employee, whereby the employee assumed the financial responsibility for the lease payments under a separate agreement.

Resulting from this termination, the Company has derecognised the ROU asset and the corresponding lease liability associated with this vehicle. The difference between the carrying amount of the ROU asset and the lease liability at the termination date, along with any termination penalties incurred, has been recognized in the profit or loss account under ‘Other Income’ or ‘Other Expenses’, as appropriate. The net impact of this transaction on profit or loss for the period was a loss of $2,732, reflecting the derecognition of the ROU asset and lease liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

As a result, the Company has reassessed the lease term and related balances, which are reflected in the table below.

(a) Right-of-use asset

	2025	2024

Right of use asset	484,448	613,691
Less: Accumulated amortization	(386,886)	(358,228)
Balance at end of year	97,562	255,463

	2025	2024

Balance at beginning of year	255,463	157,540
Modification	(51,470)	212,862
Less: amortization for the period	(106,431)	(114,939)
Balance at end of year	97,562	255,463

(b) Lease liabilities

	2025	2024

Current lease liability	102,956	128,559
Non-current lease liability	-	130,722
Total lease liabilities	102,956	259,281

The total of future lease payments (including those lease payments that are not included in the measurement of the lease liability, e.g. for short-term leases and leases of low-value items) are disclosed for each of the following periods.

	2025	2024

Less than one year	105,694	135,680
One to two years	-	46,240
Two to five years	-	35,267
Five years and over	-	-
Total future lease payments	105,694	217,187

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

22. Share-based payments

During the reporting period, the Company granted share options to advisors and consultants (as remuneration for services provided), as well as select employees and Directors of the Company under the board approved Start-Up Employee Share Option Plan (ESOP) and Employee Incentive Plan (EIP).

Start-Up Employee Share Option Plan (ESOP)

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

We have issued options under the ESOP on the following terms:

- options may be exercised for Ordinary Shares;

- three year vesting - cliff vesting on three-year anniversary after issuance;

- strike price – net tangible assets adjusted for convertible notes, divided by the number of outstanding Ordinary Shares assuming conversion of any convertible notes (“Net Tangible Asset”). The Net Tangible Asset method has been adopted as per valuation guidelines set by the ATO; and

- the board has discretion to force vesting or conversion on certain liquidity events such as an initial public offering or sale of our Company.

The values of the Options are calculated by applying the Black-Scholes model. The Company used valuations specialists to perform these valuations.

Employee Incentive Plan, (EIP)

The EIP provides ongoing incentives to any full time or part time employee of the Company or any of its subsidiaries (including a director or secretary of the Company or its subsidiaries who holds salaried employment with the Company or its subsidiaries on a full or part time basis) or an individual who provides services to the Company or an associated entity pf the Company, who is determined by the board to be eligible to receive grants of securities under the EIP. Such individuals are referred to as the Eligible Participants. The Company intends to make offers to Eligible Participants in Australia and other jurisdictions including the United States, subject to compliance with applicable laws.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Under the EIP, the Company may offer or issue to Eligible Participants, the following awards (“Employee Awards”):

- performance rights: a right to be issued or provided with an Ordinary Share at no issue price on specific vesting conditions being achieved;

- options: a right to be issued or provided with an Ordinary Share upon the payment of the exercise price and which can only be exercised if specific vesting conditions are achieved;

- loan shares: Ordinary Shares issued subject to a limited recourse loan and at no interest rate, subject to specific vesting conditions;

- deferred share awards: Ordinary Shares issued to Eligible Participants

- who elect to receive Ordinary Shares instead of any wages, salary, director’s fees, or other remuneration; or

- by the Company, in its discretion, in addition to their wages, salary and remuneration, or in lieu of any discretionary cash bonus or other incentive payment; or

- exempt share awards: Ordinary Shares issued for no consideration or at an issue price which is a discount to the market price with the intention that up to A$1,000 (or such other amount which is exempted from tax under the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth) from time to time) of the total value or discount received by each employee will be exempt from tax.

The board has discretion to determine the issue price and/or exercise price for the Employee Awards under the EIP.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Details of the expense arising from performance rights, options and warrants:

	2025	2024	2023

ESOP	1,024,017	1,851,329	1,052,245
Advisor Options (1)	-	1,086,938	1,164,524
Reach	46,584	46,584	148,615
Warrants (2)	-	253,391	-
Over allotment Option (3)	-	163,794	-
EIP (4)	8,645,415	1,119,562	-
Total Share based payments*	9,716,016	4,521,598	2,365,384

1.	Note that 327,142 Advisor Options vested and were exercised into Shares between July 2023 and December 2023 and 16,193 Advisor Options were forfeited. At June 30, 2024, nil remaining Advisor Options were on issue.

2.	Note that this expense is pertaining to the issuance of warrants (equating to 65,000 Ordinary Shares on exercise) to the Underwriter as part of the underwriting agreement. These Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half year period commencing 180 days from the commencement of sales of the securities in the Offering, at a price per share equal to 125.0% of the public offering price per share of common stock at the Offering. The issuance acts as additional compensation for ThinkEquity services that would be rendered over a 24 month period from the Closing of the initial public offering. As these services vary and are not for a specific service, the fair value of this allocation cannot be estimated reliably. Thereby, the fair value of these warrants at grant date were calculated by applying the Black-Scholes model. The Company used valuations specialists to perform these valuations.

3.	Note that this expense is pertaining to the option granted to the underwriter, exercisable within 45 days after the closing of the Offering, to acquire up to an additional 15% of the total number of Shares to be offered by the company in the offering, solely for the purpose of covering over-allotments. This over-allotment option essentially granted the underwriter the right to sell more shares than originally planned if the demand for a security issue proves higher than expected. The fair value of this service cannot be estimated reliably as the exercise was subjective on share price performance and/or timing. Thereby, the fair value of these options at grant date were calculated using the Black-Scholes model. The Company used valuations specialists to perform these valuations. In addition, please note that these options have not been exercised and the 45-day limit has expired.

4.	Note the expense is pertaining to options issued to Eligible Participants as per the EIP. Included in the expense for EIP is Conor McGregor’s Ambassador Agreement. In consideration for providing services under the Ambassador Agreement, and pursuant to the exemption from registration provided for in Regulation S promulgated under the Securities Act, Mr. McGregor received 700,000 performance share rights that will vest once the 30-day volume-weighted average price (VWAP) achieves the following trigger: 150,000 shares on execution of the Ambassador Agreement; 100,000 shares when the share price reaches $7.50; 150,000 shares when the share price reaches $10.00; 150,000 shares when the share price reaches $15.00 and 150,000 shares when the share price reaches $20.00. Aligned with the three (3) year term of the Ambassador Agreement, Mr. McGregor is restricted from selling shares within three (3) years of issuance unless specific conditions are met, such as the Company’s written consent, a sale or liquidation of the Company, or if the Company breaches the agreement.

On June 24, 2025 the Company granted 2,400,000 restricted units to Directors under the EIP that vested immediately and convert into one ordinary share.

On June 24, 2025 the Company granted 3,289,473 Performance Rights (PR’s) to directors, executives and key contractors. Each PR converts to one ordinary share for no consideration on vesting and employee must remain employed and the contractors remain engaged. A 20% tranche vested immediately on grant (subject only to post-vesting lock-up). The remaining tranches vest on achievement of performance milestones:

- Market conditions (30% total): (i) closing share price ≥ USD 2.50 (12%); and (ii) market capitalisation ≥ USD 30.0m (18%).

- Non-market conditions (70% total): cumulative capital raise ≥ USD 9.999m (20%); consolidated revenue > USD 3.0m (10%); BJJ Link revenue > USD 0.8m (10%); Alta/UFC Gym programs gross revenue > USD 1.75m (10%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Details of the number of share options outstanding during the year, adjusted to account for the 4-for-5 reverse share split, are as follows:

ESOP

	2025	2024	2023

Beginning of period	784,098	784,098	556,074
Granted during the period	-	-	312,886
Forfeited/expired during the period	-	-	(84,862)
Exercised during the period	(6,994)	-	-
End of the period	777,104	784,098	784,098

Advisor

	2025	2024	2023

Beginning of period	-	344,055	312,362
Granted during the period	-	-	31,693
Forfeited/expired during the period	-	(16,913)	-
Exercised during the period	-	(327,142)	-
End of the period	-	-	344,055

Reach

	2025	2024	2023

Beginning of period	45,794	45,794	-
Granted during the period	-	-	45,794
Forfeited/expired during the period	-	-	-
Exercised during the period	-	-	-
End of the period	45,794	45,794	45,794

EI

	2025	2024	2023

Beginning of period	630,729	-	-
Granted during the period	6,937,283	630,729	-
Forfeited/expired during the period	(77,500)	-	-
Exercised during the period	(190,000)	-	-
End of the period	7,300,512	630,729	-

* Included in June 30,2025 is Conor McGregor’s Ambassador Agreement. In consideration for providing services under the Ambassador Agreement, and pursuant to the exemption from registration provided for in Regulation S promulgated under the Securities Act, Mr. McGregor received 700,000 performance share rights that will vest once the 30-day volume-weighted average price (VWAP) achieves the following trigger: 150,000 shares on execution of the Ambassador Agreement; 100,000 shares when the share price reaches $7.50; 150,000 shares when the share price reaches $10.00; 150,000 shares when the share price reaches $15.00 and 150,000 shares when the share price reaches $20.00. Aligned with the three (3) year term of the Ambassador Agreement, Mr. McGregor is restricted from selling shares within three (3) years of issuance unless specific conditions are met, such as the Company’s written consent, a sale or liquidation of the Company, or if the Company breaches the agreement.

Also included in June 30, 2025 are 2,400,000 restricted units to Directors under the EIP that vested immediately and convert into one ordinary share.

In addition, included in June 30, 2025 are 3,289,473 Performance Rights (PR’s) to directors, executives and key contractors. Each PR converts to one ordinary share for no consideration on vesting and employee must remain employed and the contractors remain engaged. A 20% tranche vested immediately on grant (subject only to post-vesting lock-up). The remaining tranches vest on achievement of performance milestones:

- Market conditions (30% total): (i) closing share price ≥ USD 2.50 (12%); and (ii) market capitalisation ≥ USD 30.0m (18%).

- Non-market conditions (70% total): cumulative capital raise ≥ USD 9.999m (20%); consolidated revenue > USD 3.0m (10%); BJJ Link revenue > USD 0.8m (10%); Alta/UFC Gym programs gross revenue > USD 1.75m (10%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Over allotment option

	2025	2024	2023

Beginning of period	-	-	-
Granted during the period	-	195,000	-
Forfeited/expired during the period	-	(195,000)	-
Exercised during the period	-	-	-
End of the period	-	-	-

Warrants

	2025	2024	2023

Beginning of period	65,000	-	-
Granted during the period	-	65,000	-
Forfeited/expired during the period	-	-	-
Exercised during the period	-	-	-
End of the period	65,000	65,000	-

Tot

	2025	2024	2023

Total at beginning of period	1,525,621	1,173,947	868,436
Total issued during the period	6,937,283	890,729	390,373
Total forfeited / expired during the period	(77,500)	(211,913)	(84,862)
Total exercised during the period	(196,994)	(327,142)	-
Total end of period	8,188,410	1,525,621	1,173,947

The model inputs for options granted during the reporting periods include:

Grant Date	Exercise price	Term	Spot price	Share price volatility	Expected dividend yield	Risk free interest rate
ESOP
31 Aug 2021	$0.62	3 years	$5.72	67.3%	0%	0.2%
21 Aug 2021	$5.72	3 years	$5.72	67.3%	0%	0.2%
1 March 2022	$0.62	3 years	$18.51	66.4%	0%	1.5%
23 Feb 2023	$0.23	3 years	$5.72	64.5%	0%	3.6%
ADVISOR
21 Aug 2021	$0.62	2.86 years	$5.72	66.6%	0%	0.5%
21 Aug 2021	$0.01	2.86 years	$5.72	66.6%	0%	0.5%
21 Aug 2021	$0.01	4.90 years	$10.80	65.4%	0%	3.0%
REACH
13 Feb 2023	$5.72	3.3 years	$5.72	65.4%	0%	3.5%
9 June 2023	$6.73	3.15 years	$6.12	60.1%	0%	3.8%
EIP
10 Oct 2023	0	3 years	$7.64	n/a	0%	n/a
1 Mar 2024	0	3 years	$7.52	n/a	0%	n/a
1 Jul 2024	0	1 years	$3.26	n/a	0%	n/a
13 Sept 24	0	3 years	$1.81	n/a	0%	n/a
4 Oct 2024	0	3 years	$2.64	n/a	0%	n/a
4 Nov 2024	0	3 Years	$2.35	n/a	0%	n/a
3 Jan 2025	0	1 years	$1.11	n/a	0%	n/a
3 Feb 2025	0	1 years	$0.61	n/a	0%	n/a
6 Mar 2025	0	0 years	$0.81	n/a	0%	n/a
24 Jun 2025	0	0 years	$1.15	n/a	0%	n/a
24 June 2025	0	5 years	$1.15	n/a	0%	n/a
Warrants
27 Mar 2024	$6.25	5 years	$5.00	62.9%	0%	3.7%
Over allotment
27 Mar 2024	$5.00	0.12 years	$5.00	46%	0%	3.7%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

The share-based payment expense of $9,716,016 for the period ended June 30, 2025 ($4,521,598 June 30, 2024 and $2,365,385 June 30, 2023 ) has been recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

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

Consolidated 2025	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities

Non - Derivative
Non-interest bearing		-	-	-	-
Trade and other payables	-	4,020,235	-	-	4,020,235
Interest bearing – fixed rate		-	-	-	-
Lease liability	3.5%	102,956	-	-	102,956
Total Non - Derivative		4,123,191	-	-	4,123,191
Total Derivative		4,123,191	-	-	4,123,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

Consolidated 2024	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities

Non - Derivative					-
Non-interest bearing		-	-	-	-
Trade and other payables	-	1,991,536	-	-	1,991,536
Interest bearing – fixed rate		-	-	-	-
Financial liability – host debt		-	-	-	-
Lease liability	3.5%	135,680	46,240	35,267	217,187
Total non - derivative		2,127,216	46,240	35,267	2,208,723
Derivative		-	-	-	-
Derivative liability		-	-	-	-
Total Derivative		2,127,216	46,240	35,267	2,208,723

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

24. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the Company and its network firms:

	2025	2024	2023

Audit fees	308,000	382,000	200,000
Audit – related fees	80,000	130,000	207,000
Tax fees	-	-	-
All other fees	-	-	-
Total	388,000	512,000	407,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2025, 2024 and 2023

25. Contingent assets and liabilities

As disclosed in Note 14, the Asset Purchase Agreement dated December 18, 2024 entitles the vendor, Mr Amaral, to cash payments of up to USD 10.0 million if cumulative revenue targets for the three financial years ending June 30, 2027 are achieved and he remains employed by the Company throughout that period.

The earn-out does not give rise to a provision at June 30, 2025 because (i) the Group can still avoid the outflow unless both the three-year cumulative revenue target and continuous employment to June 30, 2027 are achieved, and (ii) the amount of any future payment cannot yet be measured reliably given the absence of a trading history for BJJ Link and the binary nature of the revenue hurdle IAS 37. The arrangement is therefore disclosed as a contingent liability until such time as the conditions become satisfied and the amount can be estimated with sufficient reliability.

Nil June 30, 2024.

26. Commitments

The Company has no material Commitments at 30 June 2025 (nil- 30 June 2024).

27. Loss per share

	2025	2024	2023

Reconciliation of loss after tax	(26,016,967)	(14,408,346)	(20,597,436)
Weighted average number of Ordinary Shares outstanding during the period used in calculating loss per share	13,041,209	10,267,686	3,918,750

Loss per share attributable to the owners of Mixed Martial Arts Group Limited
Basic loss per share	(1.99)	(1.40)	(5.26)
Diluted loss per share	(1.99)	(1.40)	(5.26)

28. Events after the reporting period

In September 2025, Donald Trump Jr. was appointed as a Strategic Advisor under a 24-month agreement to assist with strategic alliances, business development, and investor relations. In consideration for these services, he received options to purchase 1,500,000 million ordinary shares at US$0.001 per share, subject to a 12-month lock-up period and compliance with applicable securities laws.

Between July 25 and September, 2025 all 5,677,139 prefunded warrants issued as part of a public offering were exercised. Equity presentation remains unaffected other than reclassification from pre funded warrant reserve to share capital.

In September 2025, we sold 550,000 Ordinary Shares at a price of U$1 per share to institutional and professional investors outside the United States, raising proceeds of US$550,000

ITEM 19.	EXHIBITS

The following exhibits are filed or furnished, as indicated, as part of this annual report:

Exhibit No.	Exhibit
1.1	Constitution of the Company (incorporated by reference to Exhibit 1.2 to the Company’s annual report on Form 20-F filed on October 31, 2024)

4.1+	Employee Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.2+	Employee Option Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.3+#	Employment Agreement between the Company and Nick Langton (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.4+#	Employment Agreement between the Company and Neale Java (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.5+#	Consultancy Agreement between the Company and Jonathan Hart (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on November 17, 2023)

4.6+	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on November 17, 2023)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed on September 5, 2024)

11.1	Securities Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s annual report on Form 20-F filed on October 31, 2024)

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s annual report on Form 20-F filed on October 31, 2024)

101.INS*	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed with this annual report on Form 20-F.

**	This certification is deemed not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act.

+	Indicates management contract or compensatory plan.

#	Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because such information is both not material and is the type that the Company treats as private or confidential.

59

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mixed Martial Arts Group Limited

October 31, 2025

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer and Director

By:	/s/ Aaron Links
Name:	Aaron Links
Title:	Chief Financial Officer

60